SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

HSBC Holdings plc
42nd Floor, 8 Canada Square,
London E14 5HQ,
England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

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This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 31, 2006, other than page 149 thereof, is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531 and 333-135007.

H S B C  H O L D I N G S  P L C

Interim Report 2006

Cautionary Statement Regarding Forward-Looking Statements

This Interim Report 2006 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words ‘potential’, ‘value at risk’, ‘estimated’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission (‘SEC’) on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been reviewed or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Financial Review’. A more detailed cautionary statement is given on pages 5 and 6 of the Annual Report and Accounts 2005.

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ means HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary and preference shares.

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H S B C  H O L D I N G S  P L C

Financial Highlights

HSBC’s interim Financial Statements and Notes thereon, as set out on pages 119 to 148, have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’. HSBC prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the European Union (‘EU’). At 30 June 2006, there is no difference between IFRSs as endorsed by the EU and IFRSs as issued by the International Accounting Standards Board (‘IASB’) in terms of their application by HSBC.

In implementing IFRSs for the first time during the course of 2005, guidance on the interpretation and practical application of IFRSs was necessarily evolving, in particular with regard to the presentation of financial instruments, an area on which IFRSs are generally not prescriptive. Following publication of the Interim Report 2005, having regard to further interpretation and emerging consensus on the presentation of financial instruments, in particular those measured at fair value, HSBC revised the presentation of certain items in the Annual Report and Accounts 2005 compared with the presentation adopted at 30 June 2005. Accordingly, the presentation of comparative information in respect of the half-year to 30 June 2005 which appears in this Interim Report 2006 conforms with the presentation adopted in the Annual Report and Accounts 2005. The changes are presentational only and have no impact on profit for the period or total equity. The effect of the changes in presentation on the consolidated income statement and consolidated balance sheet is set out on pages 145 to 148 and on the presentation of segmental analysis by customer groups is set out in a section of the Financial Review on pages 85 to 86.

HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, all figures are presented in this document on a consolidated basis.

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
For the period
Total operating income	34,334	29,789	31,915
Profit before tax	12,517	10,640	10,326
Profit attributable to shareholders of the parent company	8,729	7,596	7,485
Dividends	(5,263)	(4,575)	(3,175)

At period-end
Total equity	107,370	91,681	98,226
Total shareholders’ equity	101,381	86,713	92,432
Capital resources[1]	116,636	101,722	105,449
Deposits by banks and customer accounts	916,881	812,211	809,146
Total assets	1,738,138	1,466,810	1,501,970
Risk-weighted assets	872,893	794,834	827,164

	US$	US$	US$
Per ordinary share
Basic earnings	0.78	0.69	0.67
Diluted earnings	0.77	0.68	0.67
Dividends	0.46	0.41	0.28
Net asset value at period end	8.71	7.73	8.03

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
Share information
US$0.50 ordinary shares in issue (million)	11,481	11,222	11,334
Market capitalisation (billion)	US$ 202	US$ 179	US$ 182
Closing market price per ordinary share:
– London	£9.52	£8.90	£9.33
– Hong Kong	HK$ 136.10	HK$ 125.00	HK$ 124.50
Closing market price per American Depositary Share (‘ADS’)[2]	US$ 88.35	US$ 79.65	US$ 80.47

	Over 1 year	Over 3 years	Over 5 years
HSBC total shareholder return (‘TSR’) to 30 June 2006[3]	112.2	154.7	145.0
Benchmarks:
FTSE 100[4]	118.0	160.3	122.0
MSCI World[5]	117.5	161.9	135.2

For footnotes, see page 3.

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H S B C   H O L D I N G S   P L C

Financial Highlights (continued)

Capital and performance ratios (annualised)

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	%	%	%
Capital ratios
Tier 1 capital	9.4	8.7	9.0
Total capital	13.4	12.8	12.8

Performance ratios
Return on average invested capital[6]	17.2	16.5	15.3
Return on average total shareholders’ equity[7]	18.1	17.6	16.1
Post-tax return on average total assets	1.12	1.18	0.95
Post-tax return on average risk-weighted assets	2.21	2.09	1.93

Credit coverage ratios
Loan impairment charges as a percentage of total operating income	11.3	11.0	14.3
Loan impairment charges as a percentage of average gross customer advances	1.04	1.02	1.30
Total impairment allowances outstanding as a percentage of impaired loans at period end	92.5	101.1	99.1

Efficiency and revenue mix ratios
Cost efficiency ratio[8]	50.1	51.4	51.0
As a percentage of total operating income:
– net interest income	48.7	51.4	50.2
– net fee income	24.4	23.6	23.2
– net trading income	12.4	9.7	9.3

Financial ratio
Average total shareholders’ equity to average total assets	5.9	6.4	5.6

For footnotes, see page 3.

Constant currency

Constant currency comparatives for the half-years to 30 June 2005 and 31 December 2005, used in the 2006 commentaries, are computed by retranslating into US dollars:

•	the income statements for the half-years to 30 June 2005 and 31 December 2005 of non-US dollar branches, subsidiaries, joint ventures and associates at the average rates of exchange for the half-year to 30 June 2006; and

•	the balance sheets at 30 June 2005 and 31 December 2005 for non-US dollar branches, subsidiaries, joint ventures and associates at the rates of exchange ruling at 30 June 2006.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates.

	Growth in revenue and costs: half-year to 30 June 2006 compared with the half-year to

	30 June 2005		31 December 2005
		Constant		Constant
		currency on		currency on
	As	an underlying	As	an underlying
	reported	basis	reported	basis
	%	%	%	%
Operating income and cost growth
Total operating income	15	14	8	5
Net operating income before loan impairment charges and other credit risk provisions	15	13	9	6
Total operating expenses	12	11	7	5

For details of the underlying constant currency basis, see ‘Comparison of financial information’ on page 3.

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H S B C   H O L D I N G S   P L C

Distribution of Results

By geographical region

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
Profit before tax
Europe	3,600	28.8	2,886	27.2	3,470	33.6
Hong Kong	2,654	21.2	2,419	22.7	2,098	20.3
Rest of Asia-Pacific	1,657	13.2	1,280	12.0	1,294	12.5
North America	4,272	34.1	3,713	34.9	3,159	30.6
South America	334	2.7	342	3.2	305	3.0

Profit before tax	12,517	100.0	10,640	100.0	10,326	100.0

Tax expense	(3,272)		(2,658)		(2,435)

Profit for the period	9,245		7,982		7,891

Profit attributable to shareholders of the parent company	8,729		7,596		7,485

Profit attributable to minority interests	516		386		406

By customer group

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
Profit before tax
Personal Financial Services	5,908	47.2	5,219	49.1	4,685	45.4
Commercial Banking	2,862	22.9	2,374	22.3	2,587	25.0
Corporate, Investment Banking and Markets	3,144	25.1	2,301	21.6	2,862	27.7
Private Banking	600	4.8	451	4.2	461	4.5
Other	3	–	295	2.8	(269)	(2.6)

Profit before tax	12,517	100.0	10,640	100.0	10,326	100.0

Comparison of financial information

When reference is made to ‘constant currency’ or ‘constant exchange rates’ in the commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the exchange rates applied in the current period on the basis described under ‘Constant currency’ on page 2. When reference to ‘underlying’ is made, comparative data have been expressed at constant currency and adjusted for the impact of acquisitions.

Footnotes to Financial Highlights

1	Capital resources are total regulatory capital, the calculation of which is set out on page 117.

2	Each ADS represents five ordinary shares.

3	TSR is defined on page 220 of the Annual Report and Accounts 2005.

4	The Financial Times-Stock Exchange 100 Index.

5	The Morgan Stanley Capital International World Index.

6	The definition of return on average invested capital and a reconciliation to the equivalent Generally Accepted Accounting Principles (‘GAAP’) measures are set out on page 28.

7	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.

8	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.

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H S B C   H O L D I N G S   P L C

Group Chairman’s Comment

In the first half of the year, HSBC achieved strong revenue growth in new business streams in which we have invested and also in our emerging markets businesses generally. At the same time, our businesses in the mature economies continued to perform well. Furthermore, we have grown our income strongly and faster than our costs, in line with our strategy of ‘Managing for Growth’.

Profit attributable to shareholders for the first half of 2006 rose by 15 per cent to US$8.7 billion – a new high – and represented earnings per share of US$0.78, a rise of 13 per cent. The Directors have approved a second interim dividend of US$0.15 per share, taking the total dividends declared to date in respect of 2006 to US$0.30 per share (US$0.02, or 7 per cent, higher than in the prior period).

Income grew by US$4.5 billion and costs rose by US$1.7 billion. Net operating income growth compared with the first half of 2005 was 14 per cent. It is a measure of the success of the investments we have made in support of our ‘Managing for Growth’ strategy that growth in net operating income was 65 per cent more than in the first half of 2005. This has been achieved almost entirely organically; the effect of acquisitions made in 2005 and 2006 was small.

Our cost efficiency ratio improved to 50.1 per cent. Cost growth, including significant investment in our business, in the first half of 2006 was US$100 million lower than the increase in the first half of 2005. Substantially, this reflects the completion during 2005 of the major investment phase of our Corporate, Investment Banking and Markets strategy.

Operating environment

The global operating environment has been broadly favourable, with a stable US economy and a resurgent Japan counterbalancing the tightening effect of higher interest rates in most countries and increased energy costs.

The credit environment was generally stable, with corporate and commercial credit continuing to be benign. Retail credit deterioration, where it occurred, was largely offset by improved performance in other retail portfolios.

Global equity markets enjoyed strong gains for a large part of the period, encouraging an expansion in investment flows and a receptive marketplace for mergers and acquisitions activity and initial public offerings.

A key element of our strategy – and a competitive advantage – is to manage our businesses around the world in a joined-up way. Linking our customer bases in the developed world to our capabilities in emerging markets remains a core competitive strength of HSBC and one whose potential we are increasingly tapping. We also continue to export products and services developed in mature economies to the faster growing emerging markets. As a result, our emerging market operations have provided increases of 20 per cent or more in pre-tax profit in a range of countries: Brazil, mainland China, India, Malaysia, Mexico, the Middle East and the Philippines. Furthermore, strong interest in emerging markets by corporates and investors played to our strengths in foreign exchange, in custody, in asset management and in cross-border transactional and investment banking.

Investment in our existing businesses has proved to be the most attractive use of capital in recent years when, in our view, enthusiasm for emerging market and consolidation targets has run ahead of value. The Group’s return on equity improved to 18.1 per cent in the first half of 2006 driven by improved returns; capital ratios strengthened modestly.

Investing in the customer experience in Personal Financial Services

In Personal Financial Services, we continue to invest in areas designed to grow the customer base and to improve customer experience.

We are positioning HSBC to provide for our customers’ future needs. We published a major global study on the future of retirement, based on a survey of 21,000 people and 6,000 companies in 20 countries and territories. As retirement issues will become ever more important to our customers, we are now planning how best to configure financial services in an ageing world.

We are working hard to improve our existing services. In the UK, we started an ambitious programme to upgrade the branch network, committing to spend some US$715 million in the single largest refurbishment programme in recent history. We have extended our opening hours at our top branches to reflect retail, not banking, hours.

Improvement programmes have been launched in many other countries including the US, Mexico, Turkey and mainland China. Also, in the US we launched a new internet savings proposition at the end of 2005 which, to date, has added US$5 billion in deposits, diversifying our funding base and increasing our brand visibility.

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We invest where we see growth. So, for example, strong growth in Mexico has led us to recruit 1,700 new employees in 2006, principally in front office, collections, credit cards and in sales of microfinance, mortgages and investments.

We continue to see strong demand for new financial services in emerging markets, particularly in consumer finance. We are using HSBC Finance’s expertise to drive this business. In emerging markets, we are piloting 23 consumer finance offices in India and four centres in Indonesia. We also opened branches in 2006 in the Czech Republic, Ireland, Poland and Slovakia.

Growing businesses in Commercial Banking

Small and medium-sized enterprises (‘SMEs’) are vital to any successful economy. This very important sector grew to 2.4 million customers, an increase of 8 per cent. One million of them are now registered for internet banking services, and online transaction volumes increased by 29 per cent.

As the world’s local bank, we are working with many of our customers to support their increasingly international businesses – an area where we see opportunities to improve our service and profitability. For example, we completed the roll-out of a cross-border referral system connecting 4,000 relationship managers in over 50 countries.

We also aim to serve our customers’ local needs. Among many such initiatives, I would highlight: HSBC Business Direct, a fee-free internet and phone banking service in the UK; new commercial cards in Hong Kong and the UK; a dedicated SME centre in Sri Lanka; and commercial insurance initiatives in Brazil, Indonesia and China.

Real momentum in Corporate, Investment Banking and Markets

In the first half of 2006 we moved from the build phase in this business into full execution mode. Our overall investment spend was considerably lower and, most encouragingly, cost growth was largely in performance-related expenses as revenue growth accelerated.

The results are clear. Pre-tax profit rose 37 per cent, compared to the first half of 2005. In the first half of 2005 net operating income was broadly unchanged on the first half of 2004 while costs rose by some US$650 million. In the first half of 2006 net operating revenues grew by US$1,368 million, while cost growth, largely in performance-related pay and the volume-driven businesses in Global Transaction

Banking, was US$429 million. This translated into a positive gap between revenue growth and cost growth of 12 per cent.

Under the leadership of Stuart Gulliver, we restructured the business into four principal product lines: Global Markets, Global Banking, Group Investment Businesses and Global Transaction Banking.

Whilst financial performance remains somewhat constrained, due to the continuing impact on balance sheet management revenues of the flat interest rate yield curves in major currencies, this is more than offset by strong growth in sales and trading revenues and in transactional banking revenues.

All elements of the Global Markets business developed strongly in 2006 and past investment in structured derivatives, asset-backed securities, equity and equity derivative products and fixed income capabilities paid off. Our share of international bond issuance rose, placing HSBC fourth in global market share.

We captured a growing number of headline investment banking deal positions, including four of the five largest deals announced during the period in Europe, where our ability to offer a combination of financing, structuring, hedging and advice gave a strong competitive edge.

Group Investment Businesses also delivered a record result across its broad range of activities, boosted by exceptional performance fees in emerging market funds and higher assets under management in emerging markets.

Global Transaction Banking had another record period, primarily driven by strong growth in emerging markets, and the beneficial effect of the higher interest rate environment on larger balances.

Building one of the world’s leading Private Banks

The transformation of our Private Banking business has been one of the great successes in HSBC. In just a few years, the private banking arms of the various Group entities have been knitted together into one global proposition for our high net worth customers.

We rebranded as HSBC Private Bank in 2004 and a measure of our success is that pre-tax profits of US$600 million in the first half of 2006 have more than doubled over the past three years.

We have succeeded by extending the product range available to customers, in particular in the area

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H S B C   H O L D I N G S   P L C

Group Chairman's Comments (continued)

of alternative investments, and by adding capabilities relevant to our wealthiest customers in the areas of residential property advice, trust and tax advice.

Client assets increased by 22 per cent to US$305 billion, benefiting from net new money of US$18.6 billion in the first half of 2006. Again we are managing the business in a more joined-up way, with increasing cross-referrals from the wider Group contributing some US$2.9 billion of net new money. Regional expansion within the UK and France, as well as a good start from the recently launched onshore operations in Dubai and India, have established a solid foundation for further growth.

The credit environment

The generally benign credit environment has been driven by continuing strong global growth, stable employment patterns in major economies, modest inflationary pressures and good liquidity, which have kept asset prices – most importantly residential real estate values – high.

There is now evidence of slowing residential housing markets, particularly in the US. The consequent effect on future price appreciation, together with the impact of higher interest rates on adjustable rate mortgages that reach reset dates, will put pressure on some borrowers. Although overall retail credit experience in the US has been favourable in the first half of 2006, we began to see some deterioration in certain segments amongst recent mortgage originations. We are taking action to mitigate the potential effects.

In the UK, the unsecured personal sector again contributed the major portion of the impairment charge in the period, largely as a result of rising bankruptcy filings and individual voluntary arrangements. Although the charge was considerably higher than the first half of 2005, it was in line with that incurred in the second half of last year. We are seeing an improvement in the credit quality of more recent originations.

Excessive consumer indebtedness is increasingly an issue in the public domain. Banks have an obligation here. We were the first major UK bank to share positive credit information, and we have deliberately reduced our market share of unsecured lending in the UK.

In the first half of 2006, we have seen public policy interventions in a number of countries, both emerging and developed. It is clearly in everyone’s interest to ensure regulation targets individuals who need support and does so without causing unintended consequences, as we have seen in several countries.

Outlook

The world economy remains fundamentally strong. China continues to grow at an intense pace, attracting huge investment flows and providing a massive opportunity for the world’s exporters.

During the first half of 2006, the Federal Reserve in the US continued to increase interest rates and was followed by many other central banks. Consumers are experiencing significantly higher energy prices. Concerns about inflation persist although there is little evidence of any significant pick-up in either wages or inflationary expectations. We remain alert, however, to the possibility that these factors, together with slowing housing markets, may constrain economic growth.

The apparent collapse of the Doha round of the WTO is disappointing. Overall, we believe that trade liberalisation is a force for good in terms of economic development, which is intimately related to people’s wellbeing. We are concerned by signs that the world is heading towards a more protectionist trading system, when in fact we should be moving in the other direction.

In any event, we will continue to position HSBC to take best advantage of the changing nature of the world’s economy. We have a unique set of franchises around the world: well over 100 million customers in more than 200 countries and operations in 76 economies. Our diversification combined with our strong capital position is a crucial strength.

We believe that we are well positioned to take advantage of opportunities as they arise. Indeed, earlier this month we announced an agreement to acquire Grupo Banistmo, the leading banking group in Central America. This will improve our franchise in Panama and extend it to Costa Rica, Honduras, Colombia, Nicaragua and El Salvador.

We aspire to be the number one brand in financial services. Customer experience will remain a key driver of our success in achieving this, so we will focus relentlessly on improving the quality of that experience. Technology will play an increasingly important role in this.

However, at its heart, banking is a people business, and our people will be at the forefront of our success. Engaging our 280,000 colleagues is critical to the delivery of our strategy, and with well

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over 100,000 participants, we believe that HSBC has one of the largest employee bases in the world with an interest in their company’s shares. It is the talent and dedication of the HSBC team around the world that will secure success for our people, our customers and our shareholders.

Stephen Green, Group Chairman
31 July 2006

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H S B C  H O L D I N G S  P L C

Board of Directors and Senior Management

Directors

S K Green, Group Chairman

Age 57. An executive Director since 1998; Group Chief Executive from 2003 to 26 May 2006. Joined HSBC in 1982. Chairman of HSBC Bank plc, HSBC Bank USA, N.A., HSBC Private Banking Holdings (Suisse) SA, and HSBC USA Inc. A Director of HSBC France, The Hongkong and Shanghai Banking Corporation Limited, Grupo Financiero HSBC, S.A. de C.V., HSBC North America Holdings Inc. and HSBC Trinkaus & Burkhardt KGaA. Group Treasurer from 1992 to 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003.

*	The Baroness Dunn, DBE, Deputy Chairman and senior non-executive Director

Age 66. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A member of the Asia Task Force. A former Senior Member of the Hong Kong Executive Council and Legislative Council.

†	Sir Brian Moffat, OBE, Deputy Chairman and senior independent non-executive Director

Age 67. A non-executive Director since 1998 and a non-executive Deputy Chairman since 2001. Chairman of the Group Audit Committee and of the Nomination Committee. A non-executive Director of Macsteel Global BV. Former Chairman of Corus Group plc and a former member of the Court of the Bank of England.

M F Geoghegan, CBE, Group Chief Executive

Age 52. An executive Director since 2004. Joined HSBC in 1973. A Director and, since 6 March 2006, Deputy Chairman of HSBC Bank plc. A Director of The Hongkong and Shanghai Banking Corporation Limited, HSBC France and HSBC Private Banking Holdings (Suisse) SA. President of HSBC Bank Brasil S.A.-Banco Múltiplo from 1997 to 2003 and responsible for all of HSBC’s business throughout South America from 2000 to 2003. Chief Executive of HSBC Bank plc from 2004 to 6 March 2006. A non-executive Director and Chairman of Young non-executive Director and Chairman of Young Enterprise.
†	The Rt Hon the Lord Butler of Brockwell, KG, GCB, CVO

Age 68. Master, University College, Oxford. A non-executive Director since 1998. Chairman of the Corporate Responsibility Committee, a member of the Nomination Committee and Chairman of the HSBC Global Education Trust. A non-executive Director of Imperial Chemical Industries plc. A member of the International Advisory Board of Marsh McLennan Inc. Chaired the UK Government Review of Intelligence on Weapons of Mass Destruction in 2004. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

†	R K F Ch’ien, CBE

Age 54. Chairman of CDC Corporation and of its subsidiary, China.com Inc. A non-executive Director since 1998. A member of the Group Audit Committee. Non-executive Chairman of HSBC Private Equity (Asia) Limited and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997. Non-executive Chairman of MTR Corporation Limited and a non-executive Director of Convenience Retail Asia Limited, Inchcape plc, VTech Holdings Limited and The Wharf (Holdings) Limited.

†	J D Coombe

Age 61. Chairman of Hogg Robinson plc. A non-executive Director since March 2005. A member of the Group Audit Committee and, since 1 June 2006, a member of the Remuneration Committee. A non-executive Director of GUS plc and of the Supervisory Board of Siemens AG. A member of The Code Committee of the Panel on Takeovers and Mergers. A trustee of the Royal Academy Trust. Former executive Director and Chief Financial Officer of GlaxoSmithKline plc. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

†	R A Fairhead

Age 44. Chief Executive Officer of the Financial Times Group Limited and a Director of Pearson plc. A non-executive Director since 2004. A member of the Group Audit Committee. A non-executive Director of The Economist Newspaper Limited. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

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D J Flint, CBE, Group Finance Director

Age 51. Joined HSBC as an executive Director in 1995. A Director of HSBC Bank Malaysia Berhad. A non-executive Director of BP p.l.c. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

†	W K L Fung, OBE

Age 57. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. A member of the Corporate Responsibility Committee and of the Remuneration Committee. A non- executive Director of The Hongkong and Shanghai Banking Corporation Limited and Deputy Chairman since May 2005. A non-executive Director of CLP Holdings Limited, Integrated Distribution Services Group Limited and VTech Holdings Ltd. A member of The Trade Development Council and the Hong Kong Logistics Development Council. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Co-operation Council.

†	S Hintze

Age 61. Former Chief Operating Officer of Barilla S.P.A.A non-executive Director since 2001. A member of the Corporate Responsibility Committee and of the Remuneration Committee. A non- executive Director of Premier Foods plc. A former non-executive Director of Safeway plc and the Society of Genealogists, a registered charity. A former Senior Vice President of Nestlé S.A. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey.

†	J W J Hughes-Hallett

Age 56. Chairman of John Swire & Sons Limited. A non-executive Director since March 2005. A member of the Group Audit Committee since 1 June 2006. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A trustee of the Dulwich Picture Gallery, the Hong Kong Maritime Museum and the Esmée Fairbairn Foundation. A member of the London School of Oriental and African Studies Governing Body.

†	Sir Mark Moody-Stuart, KCMG

Age 65. Chairman of Anglo American plc. A non-executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Responsibility Committee. A non-executive Director of Accenture Limited, a Governor of Nuffield Hospitals, President of the Liverpool School of Tropical Medicine and Chairman of the Global Business Coalition on HIV/AIDS, Chairman of the Global Compact Foundation. A former Director and Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies.

†	S W Newton

Age 64. Chairman of The Real Return Holdings Company Limited. A non-executive Director since 2002. A non-executive Director of Flying Brands Limited. A Member of the Advisory Board of the East Asia Institute and of the Investment Board at Cambridge University. A member of The Wellcome Trust Investment Committee. Founder of Newton Investment Management, from which he retired in 2002.

†	S M Robertson

Age 65. Non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 3 January 2006. A non-executive Director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and The Royal Opera House Covent Garden Limited. Chairman of Trustees of the Royal Academy Trust and the Ernest Kleinwort Charitable Trust. A trustee of the Eden Project and the Royal Opera House Endowment Fund. A former Managing Director of Goldman Sachs International. Former Chairman of Dresdner Kleinwort Benson and a former non-executive Director of Inchcape plc, Invensys plc and the London Stock Exchange.

*	H Sohmen, OBE

Age 66. Chairman of Bergesen Worldwide Limited, Bergesen Worldwide Offshore Limited and Bergesen Worldwide Gas ASA. Chairman and President of BW Corporation Limited (formerly World-Wide Shipping Group Limited) and Chairman of The International Tanker Owners Pollution Federation Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1984 to 2005 and Deputy Chairman from 1996 to 2005.

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H S B C  H O L D I N G S  P L C

Board of Directors and Senior Management (continued)

†	Sir Brian Williamson, CBE

Age 61. Chairman of Electra Private Equity plc. A non-executive Director since 2002. A member of the Nomination Committee. A non-executive Director of Resolution plc and a member of the Supervisory Board of Euronext NV. A senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange, Gerrard Group plc and Resolution Life Group Limited. A former non-executive Director of the Financial Services Authority and of the Court of The Bank of Ireland.

	*	Non-executive Director
	†	Independent non-executive Director

Adviser to the Board

D J Shaw

Age 60. An Adviser to the Board since 1998. Solicitor. A partner in Norton Rose from 1973 to 1998. A Director of The Bank of Bermuda Limited and HSBC Private Banking Holdings (Suisse) SA.

Secretary

R G Barber

Age 55. Group Company Secretary since 1990. Joined HSBC in 1980; Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992. Company Secretary of HSBC Bank plc from 1994 to 1996.

Group Managing Directors

C C R Bannister

Age 47. Group Managing Director, Insurance with effect from 1 August 2006. Joined HSBC in 1994. Appointed a Group General Manager in 2001. Deputy Chief Executive Officer HSBC Securities Inc, USA from 1996 to 1998 and Chief Executive Officer, Group Private Banking from 1998 to 2006.

V H C Cheng, OBE

Age 58. Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Group Managing Director since May 2005. Joined HSBC in 1978. Appointed a Group General Manager in 1995. Deputy Chairman and Chief Executive Officer of Hang Seng Bank Limited from 1998 to 2005.

C-H Filippi

Age 53. Chairman and Chief Executive Officer of HSBC France. A Group Managing Director since 2004. A Director of HSBC Bank plc. Joined HSBC France in 1987 having previously held senior appointments in the French civil service. Appointed a Group General Manager in 2001. Global Head of Corporate and Institutional Banking from 2001 to 2004.

A A Flockhart

Age 54. Group Managing Director and President, Latin America and the Caribbean with effect from 1 October 2006. Joined HSBC in 1974. Appointed a Group General Manager and Chief Executive Officer, Mexico in 2002. Chief Executive Officer, HSBC Thailand from 1992 to 1994. Managing Director of The Saudi British Bank from 1997 to 1999 and Senior Executive Vice-President, Commercial Banking, HSBC Bank USA Inc. from 1999 to 2002.

S T Gulliver

Age 47. Head of Corporate, Investment Banking and Markets and Group Investment Businesses. A Group Managing Director since 2004. Joined HSBC in 1980. Appointed a Group General Manager in 2000. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002, Head of Global Markets from 2002 to 2003 and Co-Head of Corporate, Investment Banking and Markets from 2003 to May 2006.

D H Hodgkinson

Age 55. Group Chief Operating Officer. Appointed a Group Managing Director on 26 May 2006 and, since 24 July 2006, Chairman of HSBC Bank Middle East Limited. Joined HSBC in 1969. Appointed a Group General Manager in 2003. Managing Director of The Saudi British Bank from 1999 to 2003. Deputy Chairman and Chief Executive Officer of HSBC Bank Middle East Limited from 2003 to May 2006.

D D J John

Age 56. Chief Executive, HSBC Bank plc. Appointed a Group Managing Director on 6 March 2006. Joined HSBC Bank plc in 1971. Appointed a Group General Manager in 2000. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad from 1999 to 2002. Chief Operating Officer of HSBC Bank plc from 2003 to May 2005 and Deputy Chief Executive from May 2005 to 6 March 2006.

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S N Mehta

Age 48. Chief Executive of HSBC North America Holdings Inc, and Chairman and Chief Executive Officer of HSBC Finance Corporation. A Group Managing Director since April 2005. Joined HSBC Finance Corporation in 1998 and was appointed Vice Chairman in 2004.

Y A Nasr

Age 51. President, HSBC Bank Brasil S.A.-Banco Múltiplo. With effect from 1 October 2006, Group Managing Director, Strategic Investments. A Group Managing Director since 2004. Joined HSBC in 1976. Appointed a Group General Manager in 1998. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999. President and Chief Executive Officer of HSBC USA Inc. from 1999 to 2003.

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H S B C  H O L D I N G S  P L C

Financial Review

Summary

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Interest income	35,785	29,202	30,892
Interest expense	(19,054)	(13,886)	(14,874)
Net interest income	16,731	15,316	16,018
Fee income	10,441	8,558	8,928
Fee expense	(2,061)	(1,514)	(1,516)
Net fee income	8,380	7,044	7,412
Trading income excluding net interest income	3,112	1,804	1,852
Net interest income on trading activities	1,149	1,087	1,121
Net trading income	4,261	2,891	2,973
Net income from financial instruments designated at fair value	260	547	487
Gains less losses from financial investments	493	354	338
Dividend income	222	95	60
Net earned insurance premiums	2,834	2,396	3,040
Other operating income	1,153	1,146	1,587

Total operating income	34,334	29,789	31,915
Net insurance claims incurred and movement in policyholders’ liabilities	(2,149)	(1,760)	(2,307)

Net operating income before loan impairment charges and other credit risk provisions	32,185	28,029	29,608
Loan impairment charges and other credit risk provisions	(3,890)	(3,277)	(4,524)

Net operating income	28,295	24,752	25,084

Employee compensation and benefits	(8,992)	(7,869)	(8,276)
General and administrative expenses	(6,065)	(5,444)	(5,739)
Depreciation of property, plant and equipment	(748)	(831)	(801)
Amortisation and impairment of intangible assets	(334)	(276)	(278)

Total operating expenses	(16,139)	(14,420)	(15,094)

Operating profit	12,156	10,332	9,990
Share of profit in associates and joint ventures	361	308	336

Profit before tax	12,517	10,640	10,326
Tax expense	(3,272)	(2,658)	(2,435)

Profit for the period	9,245	7,982	7,891

Profit attributable to shareholders of the parent company	8,729	7,596	7,485
Profit attributable to minority interests	516	386	406

HSBC made a profit before tax of US$12,517 million, a rise of US$1,877 million, or 18 per cent, compared with the first half of 2005.

Of particular note was the strong revenue growth following investment in new business streams and within the Group’s emerging markets businesses. Operations in the mature economies also continued to perform well. All customer groups were ahead of both the comparable period in 2005 and the intervening six months.

The economic backdrop to the 2006 interim results was favourable. Global equity markets enjoyed strong gains for much of the period,

encouraging expanded investment flows and a receptive marketplace for the high levels of mergers and acquisitions and initial public offering (‘IPO’) activity which followed. The credit environment was generally stable, with corporate and commercial credit continuing to be exceptionally good and retail credit deterioration, where it arose, largely compensated for through improved performance in other retail portfolios. Strong interest in emerging markets from corporates and investors seeking growth opportunities played to HSBC’s strengths in foreign exchange, custody, asset management and cross-border transactional and investment banking. Linking the Group’s customer bases in the

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developed world to its capabilities in emerging markets remains a core competitive strength of HSBC as globalisation grows.

The rate of revenue growth accelerated in the period. Net operating income grew by US$3.5 billion, or 14 per cent, compared with the first half of 2005 and this incremental net operating income was 65 per cent higher than that achieved in the first half of 2005 against the first half of 2004. Cost growth of US$1.7 billion, or 12 per cent, in the first half of 2006 was lower than the cost growth of US$1.8 billion in the first half of 2005 compared with the first half of 2004.

Efficiency improved. The Group’s cost efficiency ratio fell 1.3 percentage points to 50.1 per cent. Significant investment in HSBC’s businesses continued in emerging markets, in new business streams and to support higher volumes. The impact of this was shielded by a significant slowdown in cost growth in the Group’s Corporate, Investment Banking and Markets businesses, where growth in net operating income of 25 per cent was double the rate of cost growth. Essentially, this reflected the move in 2006 from the investment phase to the execution phase as the build-up of the business peaked in 2005.

These results were almost entirely achieved through organic expansion and a focus on efficiency, and the impact from acquisitions and investments was small. Incremental contributions to pre-tax profit from Metris Companies Inc. (‘Metris’), the Argentine retail bank, Banca Nazionale del Lavoro S.A. (‘Banca Nazionale’) and Ping An Insurance Company (Group) of China, Limited (‘Ping An Insurance’) added US$208 million to pre-tax profits in the period. These represented the bulk of changes in the constitution of the Group.

Profit growth was achieved without diluting returns on capital, as investment in the Group’s existing businesses proved to be the most attractive use of capital in a period when enthusiasm for emerging markets and consolidation targets ran ahead of value.

Average invested capital increased by US$9.0 billion compared with the first half of 2005 and returns on that capital improved by 0.7 per cent to 17.2 per cent. This represented a 24 per cent annualised return on the incremental capital invested. The Group’s Tier 1 ratio strengthened to 9.4 per cent.

Net interest income

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	4,094	24.5	4,056	26.5	4,165	26.0
Hong Kong	2,158	12.9	2,019	13.2	2,045	12.8
Rest of Asia-Pacific	1,479	8.8	1,157	7.6	1,255	7.8
North America	7,859	47.0	7,279	47.4	7,608	47.5
South America	1,141	6.8	805	5.3	945	5.9

Net interest income[1]	16,731	100.0	15,316	100.0	16,018	100.0

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Net interest income[1]	16,731	15,316	16,018
Average interest-earning assets	1,081,398	969,059	1,029,289
Gross interest yield (per cent)[2]	6.67	6.08	5.95
Net interest spread (per cent)[3]	3.01	2.83	2.85
Net interest margin (per cent)[4]	3.12	3.19	3.09

1	‘Net interest income’ comprises interest income less interest expense on financial assets and liabilities which is not recognised as part of ‘Net trading income’ or ‘Net income earned from financial instruments designated at fair value’.

2	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).

3	Net interest spread is the difference between the average annualised interest rate earned on AIEA and the average annualised interest rate paid on average interest-bearing funds.

4	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Net interest income of US$16,731 million was US$1,415 million, or 9 per cent, higher than in the first half of 2005. Underlying growth was 7 per cent. The commentary below is on an underlying basis.

The following factors influenced movements in net interest income:

•	higher short-term interest rates, primarily in US dollars and linked currencies, increased the value of low-cost deposits and transactional balances. This was particularly relevant to the Personal Financial Services and Commercial Banking customer bases in Hong Kong, but also favourably affected the value of balances within the Group’s custody and payments and cash management businesses;

•	the cumulative effect of higher short-term interest rates in all major currencies over recent years has, by flattening interest rate yield curves, reduced the opportunities available to Global Markets to generate additional margin.
This effect continued in the first half of 2006;

•	strong liquidity and benign credit conditions put lending margins under pressure as credit spreads tightened. Increased competition for core deposits also reduced deposit spreads in certain markets; and

•	HSBC concentrated balance sheet expansion on attracting liabilities and, in consequence, customer deposits grew at a rate which exceeded the growth in customer loans.

In Europe, growth in personal and commercial lending and deposits supported a 5 per cent increase in net interest income. In UK Personal Financial Services, growth was strongest in transactional and savings accounts. Mortgage and credit card lending also increased. In Commercial Banking, a greater focus on attracting savings balances, together with strong current account customer acquisition, led to a 16 per cent rise in UK deposit balances. Lending growth was also strong, although much of this was achieved in the second half of 2005. UK balance sheet management revenues fell as short-term interest rates continued to rise and yield curves remained flat. Corporate lending spreads narrowed in a competitive market.

In Hong Kong, net interest income rose by 6 per cent. Interest rate rises led to wider deposit spreads and also contributed to renewed demand for deposit and savings products among HSBC’s customers. The resulting strong balance growth in

Commercial and Corporate Banking deposits contrasted with broadly flat balances in Personal Financial Services, reflecting an increasingly competitive environment. A subdued residential property market led to a fall in the average level of personal mortgage balances. Customer recruitment resulted in a 15 per cent increase in average personal credit card balances. Balance sheet management revenues declined as the rising trend in short-term interest rates continued and yield curves remained flat.

In the Rest of Asia-Pacific, business expansion and the launch of several new products contributed to a 28 per cent increase in net interest income. Rising interest rates again stimulated demand for savings products and led to widening liability spreads. Increased promotional activity contributed to higher credit card and mortgage balances as HSBC expanded its regional presence in these areas. Corporate and Commercial Banking deposits grew strongly, most notably in the Middle East, where they benefited from the buoyant oil-based economies. Asset spreads declined throughout the region.

In North America, net interest income was slightly higher than in the first half of 2005, benefiting from strong growth in US mortgage, credit card and motor finance balances. These volume benefits were partly offset by lower asset spreads. A continuing focus on personal savings and deposits in the US, including the recently launched online savings product, contributed to higher liability balances, although spreads declined as customers transferred their savings to higher-yielding products. In Mexico, mortgage and credit card balances grew strongly, although asset spreads declined. Branch expansion and a strong economy led to higher Commercial Banking lending in the US, while credit demand continued to grow in both Canada and Mexico. The flat US dollar yield curve resulted in lower balance sheet management revenues, partly offset by payments and cash management income which increased as customer numbers grew.

In South America, net interest income rose by 23 per cent. Favourable economic conditions and customer acquisition resulted in higher lending balances, and falls in Brazilian interest rates led to higher asset spreads.

Average interest earning assets were US$1,081 billion, or 12 per cent, higher than in the first half of 2005.

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Net fee income

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	3,513	42.0	3,159	44.7	3,140	42.3
Hong Kong	1,000	11.9	842	12.0	832	11.2
Rest of Asia-Pacific	785	9.4	632	9.0	708	9.6
North America	2,684	32.0	2,146	30.5	2,460	33.2
South America	398	4.7	265	3.8	272	3.7

Net fee income	8,380	100.0	7,044	100.0	7,412	100.0

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Account services	1,688	1,522	1,610
Credit facilities	462	504	376
Remittances	223	193	203
Cards	2,642	2,085	2,614
Imports/exports	383	357	365
Underwriting	150	147	127
Insurance	533	558	524
Mortgage servicing	47	37	39
Trust income	113	108	91
Broking income	728	529	575
Global custody	423	310	346
Maintenance income on operating leases	59	99	81
Funds under management	1,571	874	957
Unit trusts	265	223	165
Corporate finance	95	124	87
Other	1,059	888	768

Total fee income	10,441	8,558	8,928
Less: fee expense	(2,061)	(1,514)	(1,516)

Net fee income	8,380	7,044	7,412

Net fee income of US$8,380 million was US$1,336 million, or 19 per cent, higher than in the first half of 2005. On an underlying basis, net fee income was 18 per cent higher. The principal drivers of underlying growth were as follows:

•	increased personal credit card transaction volumes and balances led to a 30 per cent increase in card fee income, notably in the US, Mexico and the UK;

•	in Private Banking, increased funds under management boosted fee income. The Hermitage Fund, a leading public equity fund investing in Russia, performed strongly, which resulted in higher net fee income, including increased performance fee income and a commensurate rise in performance fees paid to the fund’s investment advisor. In addition, US tax-based services grew strongly;
•	strong performance in asset management activities, particularly in emerging market ‘BRIC’ (Brazil, Russia, India and China) funds, contributed to significantly higher performance fees from funds under management;

•	rising stock markets in the first four months of the year and increased IPO activity stimulated customer demand for equity-related products. This led to higher unit trust, broking and custody income, most notably in Europe and Hong Kong;

•	increased sales of packaged accounts in the retail and commercial segments which offer customers bundled services in a fee-based relationship; and

•	increased customer numbers and higher transaction volumes, which led to a 12 per cent rise in account services fees, the majority in Europe and the Americas.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

These factors were partially offset by:

•	a subdued UK personal lending market, which led to lower sales of personal loans and associated creditor protection insurance products; and
•	the sale of the operational functions of the UK fleet management business in the second half of 2005, which led to a 38 per cent fall in maintenance income on operating leases.

Net trading income

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	2,187	51.4	1,385	48.0	1,651	55.6
Hong Kong	306	7.2	380	13.1	166	5.6
Rest of Asia-Pacific	551	12.9	387	13.4	473	15.9
North America	1,046	24.5	521	18.0	492	16.5
South America	171	4.0	218	7.5	191	6.4

Net trading income	4,261	100.0	2,891	100.0	2,973	100.0

		Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Trading activities	3,055	1,964	1,920
Net interest income on trading activities	1,149	1,087	1,121
Other trading income
Hedge ineffectiveness:
– on cash flow hedges	(46)	(68)	(28)
– on fair value hedges	(11)	37	(23)
Non-qualifying hedges	114	(129)	(17)

Net trading income	4,261	2,891	2,973

Investment made in widening Global Markets’ product range and developing its sales and execution capabilities generated a 47 per cent rise in net trading income through increased transaction volumes. Income from structured derivatives improved as investment in technical expertise and systems over the past three years enabled HSBC to address a broader spectrum of client needs. Further benefit was derived from the expansion of the business to include structured fund products, along with higher volumes as market volatility increased. Also, as the business matured, additional income deferred in 2005 was recognised.

Foreign exchange revenues remained strong due to successful positioning against the back-drop of increased currency volatility, particularly in emerging markets. In the US, gains in the metals trading business and increased customer volumes reflected high metals prices and positive sentiment in the market.

Strong performance within the Credit and Rates business reflected gains from interest rate derivatives and emerging market bonds, driven by new deal volumes and interest rate volatility. Revenues also increased in the US residential mortgage-backed securities business, reflecting its first full half-year contribution.

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Net income from financial instruments designated at fair value

	Half-year to		At
	30 June 2006		30 June 2006

	Net income		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	129	49.6	10,561	28,649
Hong Kong	6	2.3	4,000	4,067
Rest of Asia-Pacific	(5)	(1.9)	854	307
North America	24	9.2	–	31,143
South America	106	40.8	1,440	188

Net income from financial instruments designated at fair value	260	100.0	16,855	64,354

	Half-year to		At
	30 June 2005		30 June 2005

	Net income		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	224	40.9	8,510	26,414
Hong Kong	(21)	(3.8)	3,783	3,738
Rest of Asia-Pacific	14	2.6	802	195
North America	284	51.9	–	27,426
South America	46	8.4	938	647

Net income from financial instruments designated at fair value	547	100.0	14,033	58,420

	Half-year to		At
	31 December 2005		31 December 2005

	Net income		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	138	28.3	9,077	27,442
Hong Kong	15	3.1	3,909	3,999
Rest of Asia-Pacific	44	9.0	872	300
North America	150	30.8	–	29,934
South America	140	28.8	1,188	154

Net income from financial instruments designated at fair value	487	100.0	15,046	61,829

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Income from assets held to meet liabilities under insurance and investment contracts	318	571	1,189
Change in fair value of liabilities to customers under investment contracts	(226)	(414)	(712)
Movement in fair value of HSBC’s long-term debt issued and related derivatives	135	363	40
– change in own credit spread on long-term debt	(172)	(91)	21
– other changes in fair value	307	454	19
Income from other instruments designated at fair value	33	27	(30)

Net income from financial instruments designated at fair value	260	547	487

HSBC has used the fair value designation principally in the following instances:

•	for certain fixed-rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps, as part of a documented interest rate management strategy. Approximately US$52 billion of the Group’s debt issues have been accounted for using the fair value option. The movement in fair value of these debt issues includes the effect of own credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads narrow accounting losses are booked, and the reverse is true in the event of spreads widening. These valuation adjustments have no cash flow implications. Ineffectiveness

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

arises from the different credit characteristics of the swap and own debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. In addition, the economic relationship between the swap and own debt can be affected by relative movements in market factors, such as bond and swap rates, and the relative bond and swap rates at inception. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy;

•	for certain financial assets held by insurance operations and managed at fair value to meet liabilities under insurance contracts (approximately US$5 billion of assets); and

•	for financial liabilities under investment contracts and the related financial assets, when the change in value of the assets is correlated with the change in value of the liabilities to policyholders (approximately US$10 billion of assets and related liabilities).

Income from assets designated at fair value and held to meet liabilities under insurance and investment contracts is correlated with changes in liabilities under the related investment and insurance contracts. Under IFRSs, liabilities under investment contracts are classified as financial instruments. There is, however, a mismatch in presentation of the insurance business results for which asset returns are included within ‘Net interest income’ and in ‘Net income from financial instruments designated at fair value’ with the related change in the value of the insurance contract liabilities included within ‘Net insurance claims incurred and movement in policyholders’ liabilities’.

Net income from financial instruments designated at fair value decreased over the comparable period in 2005. This was primarily driven by a narrowing (i.e. improvement) of credit spreads on certain fixed-rate long-term debt issued by HSBC Finance Corporation (‘HSBC Finance’) and lower net mark-to-market movements on this debt and the related interest rate swaps. During the period, HSBC Finance’s debt was upgraded to AA- by both Moody’s and Standard and Poor’s (‘S&P’).

Income from assets held to meet liabilities under insurance and investment contracts was some 45 per cent lower, reflecting movements in the market values of assets. The increase in the fair value of liabilities under investment contracts was also about 45 per cent lower than in the first half of 2005.

Gains less losses from financial investments

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	266	54.0	209	59.0	230	68.1
Hong Kong	122	24.7	65	18.4	43	12.7
Rest of Asia-Pacific	27	5.5	2	0.6	16	4.7
North America	60	12.2	40	11.3	48	14.2
South America	18	3.6	38	10.7	1	0.3

Gains less losses from financial investments	493	100.0	354	100.0	338	100.0

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Net gain/(loss) from disposal of:
– debt securities	154	141	(3)
– equity securities	338	187	318
– other financial investments	8	7	–

	500	335	315
Impairment (charge)/recovery of impairment charge	(7)	19	23

Gains less losses from financial investments	493	354	338

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The net gains of US$493 million from the disposal of available-for-sale financial investments were 39 per cent higher than in the first half of 2005, primarily due to the following:

•	a gain of US$93 million arising from the partial redemption of HSBC’s investment in MasterCard Incorporated following its IPO in May: the gain was distributed across all geographical regions as most HSBC Group banks were members of MasterCard; and
•	a gain of US$101 million on the sale of part of HSBC’s stake in UTI Bank Limited, an Indian retail bank.

In the first half of 2005, HSBC benefited from an impairment reversal of US$31 million of coverage bonds and other items related to 2002’s pesification in Argentina and a US$25 million gain from the sale of investment securities in HSBC’s Private Banking operations in 2005 which did not recur in 2006.

Net earned insurance premiums

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	668	23.6	870	36.3	729	24.0
Hong Kong	1,317	46.5	866	36.2	1,468	48.3
Rest of Asia-Pacific	89	3.1	29	1.2	126	4.1
North America	317	11.2	290	12.1	312	10.3
South America	443	15.6	341	14.2	405	13.3

Net earned insurance premiums	2,834	100.0	2,396	100.0	3,040	100.0

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Gross insurance premium income	3,262	2,724	3,428
Reinsurance premiums	(428)	(328)	(388)

Net earned insurance premiums	2,834	2,396	3,040

Net earned insurance premiums of US$2,834 million were US$438 million, or 18 per cent, higher than in the first half of 2005. On an underlying basis, net earned premiums were also 18 per cent higher.

In Europe, net earned premium income decreased by 23 per cent to US$668 million. In the UK, the reduction in premium income primarily reflected lower demand for life and critical illness protection products, coupled with a decline in sales of single premium bonds. This was compounded by lower premiums from the general insurance business, due to lower volumes and a change in reinsurance arrangements.

In Hong Kong, net earned premium income increased by 52 per cent. Improved premium income from the life business was driven by the launch of new endowment products and, complementing HSBC’s global study on the future of retirement, a customer proposition designed to meet a number of financial retirement needs. An increase in non-life insurance premiums was primarily attributable to improved renewal premium pricing for health insurance products, as concerns over reforms to public healthcare provision led to higher demand for private medical insurance services. Sales of home insurance policies grew with the launch of an integrated mortgage and home insurance proposition. The establishment of a dedicated Commercial Banking insurance business in the latter half of 2005 also contributed to an increase in premium income.

In the Rest of Asia-Pacific, HSBC continued to expand its insurance business across the region, increasing the number of in-force policies. New initiatives were launched to grow sales, such as a credit card payment option for non-life insurance policies in India and higher levels of telemarketing in Taiwan.

In North America, an increase in revenues from non-life insurance products reflected higher cross-sales of motor products through the branch network in Mexico.

In South America, the disposal of the Brazilian general insurer, HSBC Seguros de Automoveis e Bens Limitada (‘HSBC Seguros’), during the latter half of 2005 resulted in a significant reduction in non-life premium income. However, during the first

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

half of 2006, this was more than offset by an increase in premiums in Argentina, reflecting higher volumes of motor and life insurance sales in response to increased consumer confidence.

Other operating income

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	633	35.8	731	46.8	872	41.4
Hong Kong	443	25.0	423	27.0	382	18.1
Rest of Asia-Pacific	288	16.3	131	8.4	204	9.7
North America	397	22.4	240	15.4	500	23.7
South America	9	0.5	38	2.4	150	7.1

	1,770	100.0	1,563	100.0	2,108	100.0

Intra-HSBC elimination	(617)		(417)		(521)

Other operating income	1,153		1,146		1,587

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Rent received	340	461	398
Gain on disposal of assets held for resale	79	11	–
Valuation gains on investment properties	80	111	90
Gain on disposal of property, plant and equipment, and non-financial investments	180	173	530
Gain on disposal of operating leases	–	26	–
Change in present value of in-force long-term insurance business	57	54	(14)
Other	417	310	583

Other operating income	1,153	1,146	1,587

Other operating income of US$1,153 million was US$7 million, or 1 per cent, higher than in the first half of 2005. On an underlying basis, other operating income was 2 per cent higher. Disposal gains within this heading primarily related to sales of non-core assets.

In Europe, lower other operating income was primarily driven by a decline in rental income following the sale of the operational functions of HSBC’s vehicle financing and fleet management business, along with the absence of gains on disposal of structured finance leases in the UK. This was partly offset by profit on the sale of HSBC’s stake in The Cyprus Popular Bank Limited (‘Cyprus Popular Bank’) for US$93 million and the revaluation of assets held in HSBC Specialist Investment Limited property investment funds.

In Hong Kong, an increase in other operating income reflected profit from the sale of Hang Seng Bank Limited’s (‘Hang Seng Bank’) former head-office building, partly offset by the non-recurrence of investment real estate revaluations and profit from the disposal of a leasehold residential property.

In North America, an increase in other operating income reflected, in part, a gain made on the sale of Wesco Insurance Company, disposals of real estate and higher rental income.

A decrease in other operating income in South America was largely due to the non-recurrence of the receipt of coverage bonds issued as compensation for asymmetric pesification in Argentina.

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Net insurance claims incurred and movement in policyholders’ liabilities

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	287	13.4	502	28.5	316	13.7
Hong Kong	1,193	55.5	751	42.7	1,308	56.7
Rest of Asia-Pacific	63	2.9	37	2.1	129	5.6
North America	173	8.1	173	9.8	160	6.9
South America	433	20.1	297	16.9	394	17.1

Net insurance claims incurred and movement in
policyholders’ liabilities	2,149	100.0	1,760	100.0	2,307	100.0

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Gross insurance claims and movement in policyholders’ liabilities	2,270	1,952	2,201
Reinsurers’ share of claims incurred and movement in
policyholders’ liabilities	(121)	(192)	106

Net insurance claims incurred and movement in policyholders’ liabilities	2,149	1,760	2,307

Net insurance claims incurred and movement in policyholders’ liabilities of US$2,149 million was 22 per cent higher than in the first half of 2005. On an underlying basis, the increase was also 22 per cent.

Net insurance claims incurred and the movement in policyholders’ liabilities comprises both life and non-life insurance business. For non-life business, amounts reported in this line represent the cost of the claims paid during the period together with the estimated cost of notified claims. For life business, the main elements of claims are the setting up of the liability to policyholders that is created on the initial underwriting of the policy and the subsequent movement in the liability that arises, primarily as a consequence of the attribution of investment performance to savings-related policies. This means that claims will rise in line with additional sales of savings-related business and with investment market growth.

In Europe, net insurance claims incurred and movement in policyholders’ liabilities decreased by

43 per cent to US$287 million, primarily driven by lower sales of critical illness and creditor protection products, along with the effect of adverse movements in fixed interest rate markets on the value of policyholders’ liabilities.

Net insurance claims and movement in policyholders’ liabilities in Hong Kong increased by 59 per cent. In the life insurance business, reserves for policyholders’ liabilities rose in line with business growth, partly offset by lower claims paid. Growth in the underwriting of accident and health business resulted in higher non-life insurance claims reserves.

In South America, higher sales of life and pension fund products led to an increase in net insurance claims incurred and movement in policyholders’ liabilities. Lower movements in the non-life insurance liabilities were due to the sale of the non-life insurance business, HSBC Seguros, in Brazil during the latter half of 2005.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Loan impairment charges and other credit risk provisions

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	935	24.0	933	28.5	996	22.0
Hong Kong	70	1.8	56	1.7	90	2.0
Rest of Asia-Pacific	271	7.0	23	0.7	111	2.5
North America	2,244	57.7	2,023	61.7	3,015	66.6
South America	370	9.5	242	7.4	312	6.9

Loan impairment charges and other credit risk provisions	3,890	100.0	3,277	100.0	4,524	100.0

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Loan impairment charges
New allowances	5,050	4,404	5,736
Reversal of allowances no longer required	(811)	(895)	(891)
Recoveries of amounts previously written off	(343)	(222)	(272)

	3,896	3,287	4,573
Individually assessed allowances	178	162	356
Collectively assessed allowances	3,718	3,125	4,217
Other credit risk provisions	(6)	(10)	(49)

Loan impairment charges and other credit risk provisions	3,890	3,277	4,524

At end of period
Customer impaired loans	12,296	11,928	11,446
Customer loan impairment allowances	11,381	12,084	11,357 `

The charge for loan impairment adjusts the balance sheet allowance for loan impairment to the level deemed adequate to absorb actual and inherent losses in HSBC’s loan portfolios. The majority of the Group’s loan impairment charges are determined on a portfolio basis, employing statistical calculations using roll rate methodologies.

In the six months to 30 June 2006, the total charge for loan impairment and other credit risk provisions was US$3,890 million, a 19 per cent increase on the total charge of US$3,277 million in the equivalent period in 2005. On an underlying basis, charges increased by 13 per cent. This reflected:

•	11 per cent underlying lending growth (excluding lending to the financial sector and settlement accounts);

•	evidence of credit deterioration in the unsecured personal and credit card lending markets in the UK, Brazil, Taiwan and Indonesia; and

•	indications of some weaker performance in 2005 originations within the mortgage services business in the US;

offset by:

•	favourable experience in unsecured lending in the US driven by the strong economy and an acceleration of bankruptcy filings in the fourth quarter of 2005 in anticipation of the change in bankruptcy law;

•	the effect of a change in product mix in the US towards more real estate secured products and higher quality borrowers; and

•	modestly higher releases and recoveries.

In Europe, net loan impairment charges were broadly in line with the prior period. In the UK, a rise in new impairment charges, driven by an increase in customer loans and a deterioration in the credit quality of certain pools of unsecured personal lending, was more than offset by an increase in releases and recoveries, boosted by the deployment of greater collection resources. Personal bankruptcies and Individual Voluntary Arrangements (‘IVAs’) reached a record high in the first half of the year caused, in part, by legislative changes in 2004. This was compounded by increased strain from rising unemployment and high levels of personal debt. HSBC tightened underwriting controls in 2005 and began to change the portfolio towards lower risk customers. These measures had a positive

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impact in 2006 by improving the credit quality of new business. In France, net loan impairment charges increased, mainly as a result of the non-recurrence of releases and recoveries.

The credit environment remained relatively benign in Hong Kong, where a modest charge for personal lending contrasted with net releases in the first half of 2005. The effect was limited by a reduction in charges relating to commercial lending.

In the Rest of Asia-Pacific, Taiwan and Indonesia experienced credit deterioration. This was particularly marked in Taiwan, where the imposition of a government debt negotiation mechanism, allowing customers to extend and heavily discount repayment terms, led to systemic losses within the market. HSBC reported a US$133 million charge for credit card impairment in Taiwan. Elsewhere in the region, credit quality remained stable.

In the US, the decline in bankruptcy filings following the significant rise ahead of legislative changes at the end of 2005, a stable economic environment and a fall in the estimated exposure resulting from hurricane Katrina, reduced the underlying impairment charge. This was partially offset by growth in advances and increased charges, following evidence of deterioration in some portions of loans originated in 2005. Second lien loan originations in the mortgage services business increased significantly during 2005 and 2006 as a percentage of total originations. To date, second lien originations from 2005 have underperformed HSBC’s first lien mortgages from the same period. As a result, HSBC increased its collective impairment allowances in the US by US$73 million and took action to mitigate the effects of the deterioration on the portfolio. Credit quality in other parts of the mortgage portfolio and other US businesses remained stable.

In Mexico, loan impairment charges increased as a consequence of loan growth, with credit quality remaining stable.

In South America, the increase in impairment charges arose mainly in the personal sector in Brazil. This was driven by both loan growth and weaker conditions in the consumer market, where significant increases in the availability of credit led to some customers becoming over-indebted. Action was taken in 2005 to improve underwriting procedures and consequently the credit quality of new business improved.

The aggregate outstanding customer loan impairment allowances at 30 June 2006 of US$11,381 million represented 1.4 per cent of gross customer advances (net of reverse repos and settlement accounts), compared with 1.7 per cent at the same time in 2005.

Impaired loans to customers were US$12,296 million at 30 June 2006 compared with US$11,446 million at 31 December 2005. At constant exchange rates, impaired loans were 4 per cent higher than in 2005 compared with underlying lending growth (excluding lending to the financial sector and settlement accounts) of 6 per cent. This was mainly due to the factors noted above.

Operating expenses
	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	6,723	40.1	6,364	42.9	6,275	40.2
Hong Kong	1,504	9.0	1,381	9.3	1,486	9.5
Rest of Asia-Pacific	1,609	9.6	1,264	8.5	1,498	9.6
North America	5,768	34.4	4,956	33.4	5,261	33.7
South America	1,152	6.9	872	5.9	1,095	7.0

	16,756	100.0	14,837	100.0	15,615	100.0

Intra-HSBC elimination	(617)		(417)		(521)

Operating expenses	16,139		14,420		15,094

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
By expense category
Employee compensation and benefits[1]	8,992	7,869	8,276
Premises and equipment (excluding depreciation)	1,640	1,448	1,529
General and administrative expenses	4,425	3,996	4,210

Administrative expenses	15,057	13,313	14,015
Depreciation of property, plant and equipment	748	831	801
Amortisation and impairment of intangible assets[2]	334	276	278

Operating expenses	16,139	14,420	15,094

1	A charge of US$135 million was recognised arising from the waiver of the TSR-related performance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan (‘the Plan’). As explained in the Annual Report and Accounts 2005, in light of the impressive and sustained performance and shareholder returns over the three years covered by the 2003 awards, the Group Remuneration Committee exercised its discretion, as permitted within the Plan, to waive the TSR performance condition. Under both IFRSs and US GAAP this is treated as a modification which requires an additional accounting charge: this is a non-cash item.
2	Intangible asset amortisation comprises the expensing through the income statement of purchased intangibles such as mortgage servicing rights and customer/merchant relationships and amounts allocated to intangible assets on the fair valuation of assets within acquired businesses. This latter category principally includes the value of customer relationships.

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
Staff numbers (full-time equivalent)
Europe	77,736	73,146	77,755
Hong Kong	26,739	25,260	25,931
Rest of Asia-Pacific	63,299	48,026	55,577
North America	77,667	72,638	75,926
South America	33,952	31,644	33,282

	279,393	250,714	268,471

Operating expenses of US$16,139 million were US$1,719 million, or 12 per cent, higher than in the first half of 2005. On an underlying basis, cost growth was 11 per cent, contrasting with a 14 per cent increase in net operating income. The main drivers of underlying cost growth were as follows:

•	increased performance-related pay, particularly in Corporate, Investment Banking and Markets and Private Banking, reflecting the strong operating performance in the period;

•	increased staff and marketing costs as HSBC expanded the range of products and services available to customers through a broader range of distribution channels;
•	increased infrastructure costs as HSBC extended UK branch opening hours, refurbished certain UK branches, added to its branch network in the US, Mexico, Turkey and parts of Asia-Pacific, expanded the US direct deposit initiative and invested in systems to support growth in Corporate, Investment Banking and Markets; and

•	volume-related costs in Global Transaction Banking and in US consumer finance.

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Cost efficiency ratios

HSBC’s cost efficiency ratio improved from 51.4 per cent to 50.1 per cent. Productivity improved in Personal Financial Services and Commercial Banking, with strong performances in Europe, Hong

Kong and the Rest of Asia-Pacific. Revenues grew significantly faster than costs in Corporate, Investment Banking and Markets, resulting in an improvement in its cost efficiency ratio from 61.1 per cent to 55.4 per cent.

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	%	%	%
HSBC	50.1	51.4	51.0
Personal Financial Services	49.0	49.2	48.3
Europe	60.2	60.4	56.0
Hong Kong	31.1	32.8	33.8
Rest of Asia-Pacific	68.6	69.4	74.8
North America	43.3	43.2	42.6
South America	68.2	67.5	65.8

Commercial Banking	44.5	46.7	44.4
Europe	48.0	51.2	48.6
Hong Kong	27.1	28.8	25.8
Rest of Asia-Pacific	40.8	42.7	44.6
North America	47.3	47.6	44.5
South America	59.0	58.5	62.2

Share of profit in associates and joint ventures

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	(66)	(18.3)	9	2.9	111	33.0
Hong Kong	10	2.8	4	1.3	19	5.7
Rest of Asia-Pacific	386	106.9	248	80.5	205	61.0
North America	31	8.6	47	15.3	1	0.3

Share of profit in associates and joint ventures	361	100.0	308	100.0	336	100.0

		Half-year to

		30 June	30 June	31 December
		2006	2005	2005
		US$m	US$m	US$m
Share of profit in:
–	associates	357	305	241
–	joint ventures	4	3	95

Share of profit in associates and joint ventures		361	308	336

Income from associates and joint ventures was US$361 million, an increase of 17 per cent compared with the first half of 2005. Improved contributions from The Saudi British Bank, Bank of Communications Limited (‘Bank of Communications’) and Industrial Bank Co. Limited (‘Industrial Bank’) were complemented by a full six months’ contribution from Ping An Insurance following an additional investment to take HSBC’s stake in this business to 19.9 per cent in August 2005. These strategic investments are of increasing significance to HSBC’s operations in the Rest of Asia-Pacific region. These profits were partly offset by a loss arising from an impairment charge on a private equity investment of an associate in Europe.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Asset deployment

	At		At		At
	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%

Loans and advances to customers	814,209	46.8	706,724	48.2	740,002	49.3
Loans and advances to banks	162,482	9.3	155,141	10.6	125,965	8.4
Trading assets	299,295	17.2	215,301	14.7	232,909	15.5
Financial investments	192,334	11.1	188,687	12.9	182,342	12.1
Derivatives	104,665	6.1	63,594	4.3	73,928	4.9
Goodwill and intangible assets	34,544	2.0	32,500	2.2	33,200	2.2
Other	130,609	7.5	104,863	7.1	113,624	7.6

	1,738,138	100.0	1,466,810	100.0	1,501,970	100.0

Loans and advances to customers include:
– reverse repos	15,038		14,222		14,610
– settlement accounts	8,094		3,399		2,142

Loans and advances to banks include:
– reverse repos	37,101		34,328		24,754
– settlement accounts	6,691		16,114		2,669

HSBC’s total assets at 30 June 2006 were US$1,738 billion, an increase of US$236 billion or 16 per cent since 31 December 2005. The effect of acquisitions on this growth was negligible. On an underlying basis, total assets grew by 12 per cent.

At 30 June 2006, HSBC’s balance sheet remained highly liquid. The proportion of assets deployed in customer advances was 46.8 per cent, 2.5 percentage points lower than at 31 December 2005. Continued expansion of the fixed income business generated marked increases in trading and derivative assets at a rate of growth which exceeded the growth in customer lending.

Customer advances increased by 10 per cent, driven by mortgage financing and, to a lesser extent, lending to fund consumer spending either by way of personal loans or cards. Mortgage growth was mainly in the US consumer finance business and in the UK, where HSBC maintained its market share. Lending to the real estate sector benefited from sustained growth in the UK housing market. Growth in corporate lending was mainly in the Commercial Banking sector, with strong growth in infrastructure lending in the Middle East, trade-related expansion in Asia and real estate secured lending in the UK and US. Growth in France was underpinned by improvements in customer relationship management. On an underlying basis, net loans and advances to customers grew by 7 per cent in 2006.

At 30 June 2006, assets held by HSBC as custodian amounted to US$3,880 billion, 20 per cent higher than the US$3,242 billion held at 31 December 2005. At constant exchange rates, growth was 14 per cent. Custody is the safekeeping and administration of securities and financial instruments on behalf of others.

Complementing this was HSBC’s assets under administration business. At 30 June 2006, the value of assets held under administration by the Group amounted to US$954 billion, 22 per cent higher than the US$779 billion held at 31 December 2005. At constant exchange rates, growth was 17 per cent.

Trading assets and financial investments

Trading assets principally consist of debt and equity instruments acquired for the purpose of market making or to benefit from short-term price movements. Securities classified as held for trading are carried in the balance sheet at fair value with movements in fair value reflected within the income statement.

Trading assets of US$299 billion at 30 June 2006 were 29 per cent higher than at 31 December 2005. This increase was primarily driven by the continued expansion of the trading platform in Global Markets, which resulted in an increase in trading assets across all of its asset classes, with a commensurate rise in settlement accounts.

Financial investments include debt and equity instruments that are classified as available for sale or, to a very small extent, held to maturity. The available-for-sale investments essentially represent a core element of the Group’s liquidity and may be disposed of either to manage that liquidity or in response to reinvestment opportunities arising from favourable movements in economic indicators, such as interest rates, foreign exchange rates and equity prices. They are carried at fair value with unrealised gains and losses from movements thereon reported in equity until disposal. On disposal, the accumulated unrealised gain or loss is recognised

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through the income statement and reported as ‘Gains less losses from financial investments’.

Financial investments of US$192 billion at 30 June 2006 were marginally higher than at 31 December 2005, primarily due to growth in debt securities in Hong Kong and to a lesser extent in the UK. Net unrealised gains included in the valuation of equities amounted to US$1,297 million.

Funds under management

Funds under management of US$615 billion were US$103 billion, or 20 per cent, higher than at 30 June 2005 and US$54 billion, or 10 per cent, higher than at 31 December 2005.

Group Investment Businesses managed US$294 billion of assets at 30 June 2006, a 20 per cent increase compared with 30 June 2005, driven by US$12 billion of net flows from clients in the first half of 2006 and a good investment performance.

Private Banking, which benefited from increased recognition of HSBC in the market and its improved range of products, reported funds under management of US$213 billion.

Client assets, which provide an indicator of overall Private Banking volumes and include funds under management, cash deposits and certain on-balance sheet trust assets, rose by 22 per cent compared with 30 June 2005 to US$305 billion.

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$bn	US$bn	US$bn
Funds under management
At beginning of period	561	476	512
Net new money	26	32	31
Value change	15	12	33
Exchange and other	13	(8)	(15)

At end of period	615	512	561

Business analysis
Group Investment Businesses	294	246	272
Private Banking	213	183	202
Other	108	83	87

	615	512	561

Economic profit

HSBC’s internal performance measures include economic profit, a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. Economic profit is used by management as a means of deciding where to allocate resources so that they will be most productive.

In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit rather than absolute amounts within business units. In light of the current levels of world interest rates, and taking into account its geographical and customer group diversification, HSBC believes that its true cost of capital on a consolidated basis remains 10 per cent. HSBC plans to continue using this rate until the end of the current five-year strategic plan in 2008 in order to ensure consistency and comparability.

Economic profit increased by US$643 million, or 21 per cent, compared with the first half of 2005, reflecting improved profitability. In addition, there was an improvement in the return on invested capital which led to a 70 basis point improvement in the economic profit spread.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Economic profit

	Half-year to

	30 June 2006		[1]	30 June 2005		[1]	31 December 2005		[1]
	US$m	%		US$m	%		US$m	%
Average total shareholders’ equity	97,117			86,813			92,320
Add: Goodwill previously amortised or
written off	8,172			8,172			8,172
Less: Property revaluation reserves	(1,092)			(1,092)			(1,092)
Reserves representing unrealised
gains on effective cash flow
hedges	(259)			(242)			(387)
Reserves representing unrealised
gains on available-for-sale
securities	(886)			(975)			(1,608)
Preference shares	(1,405)			–			(696)

Average invested capital[2]	101,647			92,676			96,709

Return on invested capital[3]	8,684	17.2		7,596	16.5		7,464	15.3
Benchmark cost of capital	(5,041)	(10.0)		(4,596)	(10.0)		(4,875)	(10.0)

Economic profit/spread	3,643	7.2		3,000	6.5		2,589	5.3

1	Expressed as a percentage of average invested capital.

2	Average invested capital is measured as average total shareholders’ equity after adding back goodwill previously written-off directly to reserves, deducting average preference shares issued by HSBC Holdings and deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.

3	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company.

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Analysis by customer group and by geographical region

By customer group

Profit/(loss) before tax

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[7]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	12,736	3,515	1,394	482	(292)	(1,104)	16,731
Net fee income	4,285	1,555	1,810	705	25	–	8,380
Trading income/(expense) excluding net interest income	314	91	2,613	209	(115)	–	3,112
Net interest income/ (expense) on trading activities	103	5	(117)	7	47	1,104	1,149
Net trading income/(expense)[1]	417	96	2,496	216	(68)	1,104	4,261
Net income/(expense) from financial instruments designated at fair value .	120	(40)	47	–	133	–	260
Gains less losses from financial investments	66	23	269	28	107	–	493
Dividend income	8	2	147	4	61	–	222
Net earned insurance premiums	2,517	128	41	–	148	–	2,834
Other operating income	343	126	578	25	1,544	(1,463)	1,153

Total operating income	20,492	5,405	6,782	1,460	1,658	(1,463)	34,334
Net insurance claims[2]	(1,975)	(42)	(31)	–	(101)	–	(2,149)

Net operating income[3]	18,517	5,363	6,751	1,460	1,557	(1,463)	32,185
Loan impairment (charges)/ recoveries and other credit risk provisions	(3,709)	(260)	109	(29)	(1)	–	(3,890)

Net operating income	14,808	5,103	6,860	1,431	1,556	(1,463)	28,295
Total operating expenses	(9,073)	(2,385)	(3,740)	(831)	(1,573)	1,463	(16,139)

Operating profit/(loss)	5,735	2,718	3,120	600	(17)	–	12,156
Share of profit in associates and joint ventures	173	144	24	–	20	–	361

Profit before tax	5,908	2,862	3,144	600	3	–	12,517

	%	%	%	%	%		%
Share of HSBC’s profit before tax	47.2	22.9	25.1	4.8	–		100.0
Cost efficiency ratio	49.0	44.5	55.4	56.9	101.0		50.1

	U$Sm	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	424,796	152,318	203,159	31,903	2,033		814,209
Total assets	511,552	186,195	940,177	67,643	32,571		1,738,138
Customer accounts	355,627	165,706	235,329	76,496	584		833,742
Loans and advances to banks (net)[5]			136,912
Trading assets, financial assets designated at fair value, and financial investments[5,6]			448,595
Deposits by banks[5]			77,584

For footnotes, see page 38.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax (continued)

	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[7]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	11,406	2,949	1,644	414	(215)	(882)	15,316
Net fee income	3,521	1,420	1,384	531	188	–	7,044
Trading income/(expense) excluding net interest income	256	70	1,376	126	(24)	–	1,804
Net interest income on trading activities	106	28	44	–	27	882	1,087
Net trading income[1]	362	98	1,420	126	3	882	2,891
Net income/(expense) from financial instruments designated at fair value .	185	(9)	51	–	320	–	547
Gains less losses from financial investments	(2)	(2)	220	53	85	–	354
Dividend income	4	1	51	–	39	–	95
Net earned insurance premiums	2,111	118	42	–	125	–	2,396
Other operating income	314	172	634	38	1,243	(1,255)	1,146

Total operating income	17,901	4,747	5,446	1,162	1,788	(1,255)	29,789
Net insurance claims[2]	(1,576)	(78)	(31)	–	(75)	–	(1,760)

Net operating income[3]	16,325	4,669	5,415	1,162	1,713	(1,255)	28,029
Loan impairment (charges)/ recoveries and other credit risk provisions	(3,163)	(204)	77	12	1	–	(3,277)

Net operating income	13,162	4,465	5,492	1,174	1,714	(1,255)	24,752
Total operating expenses	(8,029)	(2,180)	(3,311)	(723)	(1,432)	1,255	(14,420)

Operating profit	5,133	2,285	2,181	451	282	–	10,332
Share of profit in associates and joint ventures	86	89	120	–	13	–	308

Profit before tax	5,219	2,374	2,301	451	295	–	10,640

	%	%	%	%	%		%
Share of HSBC’s profit before tax	49.1	22.3	21.6	4.2	2.8		100.0
Cost efficiency ratio	49.2	46.7	61.1	62.2	83.6		51.4

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	375,361	136,514	166,664	25,949	2,236		706,724
Total assets	459,485	167,526	749,867	57,944	31,988		1,466,810
Customer accounts	315,674	134,359	198,063	61,934	434		710,464
Loans and advances to banks (net)[5]			133,144
Trading assets, financial assets designated at fair value, and financial investments[5,6]			357,987
Deposits by banks[5]			97,814

For footnotes, see page 38.

Back to Contents

	Half-year to 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[7]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	11,945	3,361	1,357	434	(257)	(822)	16,018
Net fee income	3,792	1,456	1,583	549	32	–	7,412
Trading income/(expense) excluding net interest income	104	80	1,543	191	(66)	–	1,852
Net interest income/ (expense) on trading activities	108	(31)	262	–	(40)	822	1,121
Net trading income/(expense)[1]	212	49	1,805	191	(106)	822	2,973
Net income/(expense) from financial instruments designated at fair value .	389	(3)	16	(1)	86	–	487
Gains less losses from financial investments	21	11	255	(8)	59	–	338
Dividend income	12	8	28	9	3	–	60
Net earned insurance premiums	2,753	118	34	–	135	–	3,040
Other operating income	415	155	987	30	1,391	(1,391)	1,587

Total operating income	19,539	5,155	6,065	1,204	1,343	(1,391)	31,915
Net insurance claims[2]	(2,140)	(40)	(23)	–	(104)	–	(2,307)

Net operating income[3]	17,399	5,115	6,042	1,204	1,239	(1,391)	29,608
Loan impairment (charges)/ recoveries and other credit risk provisions	(4,374)	(343)	195	–	(2)	–	(4,524)

Net operating income	13,025	4,772	6,237	1,204	1,237	(1,391)	25,084
Total operating expenses	(8,398)	(2,273)	(3,527)	(743)	(1,544)	1,391	(15,094)

Operating profit/(loss)	4,627	2,499	2,710	461	(307)	–	9,990
Share of profit in associates and joint ventures	58	88	152	–	38	–	336

Profit/(loss) before tax	4,685	2,587	2,862	461	(269)	–	10,326

	%	%	%	%	%		%
Share of HSBC’s profit before tax	45.4	25.0	27.7	4.5	(2.6)		100.0
Cost efficiency ratio	48.3	44.4	58.4	61.7	124.6		51.0

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	398,884	142,041	169,435	27,749	1,893		740,002
Total assets	484,314	175,120	755,056	59,827	27,653		1,501,970
Customer accounts	321,240	148,106	202,361	67,205	507		739,419
Loans and advances to banks (net)[5]			106,123
Trading assets, financial assets designated at fair value, and financial investments[5,6]			373,787
Deposits by banks[5]			65,853

For footnotes, see page 38.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Personal Financial Services

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Net interest income	12,736	11,406	11,945
Net fee income	4,285	3,521	3,792
Trading income excluding net interest income	314	256	104
Net interest income on trading activities	103	106	108
Net trading income[1]	417	362	212
Net income from financial instruments designated at fair value	120	185	389
Gains less losses from financial investments	66	(2)	21
Dividend income	8	4	12
Net earned insurance premiums	2,517	2,111	2,753
Other operating income	343	314	415

Total operating income	20,492	17,901	19,539
Net insurance claims[2]	(1,975)	(1,576)	(2,140)

Net operating income[3]	18,517	16,325	17,399
Loan impairment charges and other credit risk provisions	(3,709)	(3,163)	(4,374)

Net operating income	14,808	13,162	13,025
Total operating expenses	(9,073)	(8,029)	(8,398)

Operating profit	5,735	5,133	4,627
Share of profit in associates and joint ventures	173	86	58

Profit before tax	5,908	5,219	4,685

By geographical region
Europe	912	889	1,043
Hong Kong	1,420	1,331	1,297
Rest of Asia-Pacific	205	252	125
North America	3,307	2,667	2,094
South America	64	80	126

Profit before tax	5,908	5,219	4,685

	%	%	%
Share of HSBC’s profit before tax	47.2	49.1	45.4
Cost efficiency ratio	49.0	49.2	48.3

	US$m	US$m	US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	424,796	375,361	398,884
Total assets	511,552	459,485	484,314
Customer accounts	355,627	315,674	321,240

For footnotes, see page 38.

Business highlights

•	Pre-tax profits from Personal Financial Services grew by 13 per cent to US$5,908 million, led by improved performances in North America and Hong Kong and notably strong rates of growth in Turkey, the Middle East and Mexico. On an underlying basis, growth was 10 per cent.

•	In the US, lending grew strongly in credit cards (in part due to the acquisition of Metris at the end of 2005) and in real estate secured lending. Deposit growth was driven by the continuing success of the online savings proposition, with balances growing to US$4.8 billion at the end of the half year.

•	HSBC conducted and published findings on the largest global study on retirement ever undertaken, surveying 21,000 people and 6,000 companies in 20 countries. This enabled HSBC to understand and position itself more effectively to meet customers’ financial retirement needs.

•	Usage and availability of HSBC’s direct sales channels continued to develop. Retail branch networks were expanded in the US, France, Turkey and parts of Asia-Pacific, and upgraded in the UK, where HSBC committed to investing some US$715 million on branch refurbishment. Major branding campaigns were also launched in the US and France in the first half of 2006 to support the online savings proposition in the US and the recent name change in France.

•	In the UK, HSBC’s progress in channel management was recognised by a number of awards, including the international ‘Technology Award for New Channels’ from The Banker for the Group’s innovative use of branch self-service technology.

•	In Hong Kong, HSBC won MasterCard’s ‘Bank of the Year’ award for a record sixth year running. Other awards won by HSBC in Hong Kong included the ‘Customer Service Grand Award’ from the Hong Kong Retail Management Association and the ‘Best Regional Retail Business in Asia’ award from The Asian Banker Excellence in Retail Financial Services Program.

•	In the Rest of Asia-Pacific, HSBC continued to expand its presence with sub-branches opened in Beijing, Guangzhou and Shanghai in mainland China. HSBC’s network there now consists of 23 outlets, comprising 12 branches and 11 sub-branches.

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Commercial Banking

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Net interest income	3,515	2,949	3,361
Net fee income	1,555	1,420	1,456
Trading income excluding net interest income	91	70	80
Net interest income/ (expense) on trading activities	5	28	(31)
Net trading income[1]	96	98	49
Net expense from financial instruments designated at fair value	(40)	(9)	(3)
Gains less losses from financial investments	23	(2)	11
Dividend income	2	1	8
Net earned insurance premiums	128	118	118
Other operating income	126	172	155

Total operating income	5,405	4,747	5,155
Net insurance claims[2]	(42)	(78)	(40)

Net operating income[3]	5,363	4,669	5,115
Loan impairment charges and other credit risk provisions	(260)	(204)	(343)

Net operating income	5,103	4,465	4,772
Total operating expenses	(2,385)	(2,180)	(2,273)

Operating profit	2,718	2,285	2,499
Share of profit in associates and joint ventures	144	89	88

Profit before tax	2,862	2,374	2,587

By geographical region
Europe	1,076	977	962
Hong Kong	587	394	561
Rest of Asia-Pacific	498	406	412
North America	596	507	557
South America	105	90	95

Profit before tax	2,862	2,374	2,587

	%	%	%
Share of HSBC’s profit before tax	22.9	22.3	25.0
Cost efficiency ratio	44.5	46.7	44.4

	US$m	US$m	US$m
Selected balance sheet data[4]
Loans and advances to customers (net)	152,318	136,514	142,041
Total assets	186,195	167,526	175,120
Customer accounts	165,706	134,359	148,106

For footnotes, see page 38.

Business highlights

•	Pre-tax profits increased by 21 per cent to US$2,862 million, driven by balance sheet growth and enhanced interest spreads. The cost efficiency ratio improved from 46.7 per cent to 44.5 per cent.

•	Customer account balances increased by 23 per cent and loans and advances to customers grew by 12 per cent following targeted growth initiatives in the UK and North America. Customer numbers rose by 8 per cent to 2.6 million.

•	HSBC’s strategy to be the best bank for small business was reinforced by the introduction of HSBC BusinessDirect in the UK, which provides a non-fee internet and phone banking service to SMEs, together with continued growth in BusinessSmart customer numbers in the US. A dedicated SME centre was opened in Sri Lanka and a new start-up package was launched in Malta.

•	Progress continued towards establishing HSBC as the international business bank. The implementation of a cross-border referral system connecting over 50 sites and 4,000 relationship managers was completed. Successful referrals with an aggregate facility value of over US$1.3 billion were subsequently concluded. International Business Centres were established in 7 major sites, providing dedicated resources to support cross-border activity and a new streamlined account opening process.

•	The number of customers registered for commercial internet banking services exceeded one million for the first time, an increase of 31 per cent. Associated transaction volumes increased by over 29 per cent.

•	HSBC continued to expand its business insurance and commercial wealth management capabilities. Significant growth in new business was achieved in the UK and Hong Kong, while insurance services were launched in Indonesia and an insurance referral programme was established in mainland China.

•	HSBC was named ‘Best Factor 2006’ in the UK by Trade Magazine and received accolades from The Asian Banker for ‘Excellence in SME Banking’ in Hong Kong. Global Finance magazine recognised HSBC as the ‘Best Trade Finance Bank 2006’ for the Asia Region, Hong Kong and the UK.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Corporate, Investment Banking and Markets

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Net interest income	1,394	1,644	1,357
Net fee income	1,810	1,384	1,583
Trading income excluding net interest income	2,613	1,376	1,543
Net interest income/ (expense) on trading activities	(117)	44	262
Net trading income[1]	2,496	1,420	1,805
Net income from financial instruments designated at fair value	47	51	16
Gains less losses from financial investments	269	220	255
Dividend income	147	51	28
Net earned insurance premiums	41	42	34
Other operating income	578	634	987

Total operating income	6,782	5,446	6,065
Net insurance claims[2]	(31)	(31)	(23)

Net operating income[3]	6,751	5,415	6,042
Net recovery of loan impairment recoveries and other credit risk provisions	109	77	195

Net operating income	6,860	5,492	6,237
Total operating expenses	(3,740)	(3,311)	(3,527)

Operating profit	3,120	2,181	2,710
Share of profit in associates and joint ventures	24	120	152

Profit before tax	3,144	2,301	2,862

By geographical region
Europe	1,202	711	1,403
Hong Kong	477	598	324
Rest of Asia-Pacific	839	531	676
North America	458	379	395
South America	168	82	64

Profit before tax	3,144	2,301	2,862

	%	%	%
Share of HSBC’s profit before tax	25.1	21.6	27.7
Cost efficiency ratio	55.4	61.1	58.4

Business highlights

•	Pre-tax profit in Corporate, Investment Banking and Markets rose by 37 per cent to US$3,144 million. The cost efficiency ratio improved by 6 percentage points on the comparable period in 2005 and by 3 percentage points on the second half of 2005. Cost growth continued to slow as Corporate, Investment Banking and Markets continued the execution phase of its five-year development strategy. Some 1,894 people were recruited in 2006 and 822 departed. Global Transaction Banking accounted for 729 of the new hires.

•	Positive revenue trends continued in key product areas where investment has been made, particularly in sales and trading activities. Structured derivatives income grew by some 85 per cent, while Credit and Rates and foreign exchange income increased by some 65 per cent and 40 per cent, respectively. Group Investment Businesses revenues increased significantly with exceptional performance fees on emerging markets funds. The strong business momentum in these client-driven product lines demonstrated the success of Corporate, Investment Banking and Markets’ growth strategy. Additionally, revenues grew faster in emerging markets than in established markets, underscoring the competitive strength of HSBC’s geographic network. The Group’s emerging markets capabilities were recognised in industry surveys and awards. HSBC was named ‘Best Investment Bank in the Middle East’ and, for the ninth consecutive year, ‘Best at Treasury and Risk Management in Asia’ by Euromoney magazine.

•	The ongoing trend of increasing capital flows between developed and emerging markets and between emerging markets themselves continued to generate business opportunities, and client demand for cross-border services remained strong across major product areas.

•	While balance sheet management revenues continued to be affected by market conditions, client-driven businesses within Global Markets benefited from trading opportunities created by increased volatility, especially in emerging markets. Client demand for structured products remained robust, reflecting both the increase in market volatility and HSBC’s enhanced ability to offer more innovative solutions.

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Management view of total operating income

During the first half of the year, the management structure of Corporate, Investment Banking and Markets was restructured into four principal product lines: Global Markets, Global Banking, Group Investment Businesses and Global Transaction Banking.

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Global Markets and Global Banking
Balance sheet management	359	786	452
Foreign exchange	844	601	599
Credit and Rates	691	420	511
Structured derivatives	400	216	171
Equities	186	160	164
Investment Banking	491	471	551
Lending	606	622	638
Private Equity	220	217	431

	3,797	3,493	3,517

Group Investment Businesses	667	394	448
Global Transaction Banking	1,442	1,007	1,166
Other[1]	876	552	934

Total operating income	6,782	5,446	6,065

Selected balance sheet data[4]
Loans and advances to:
– customers (net)	203,159	166,664	169,435
– banks (net)	136,912	133,144	106,123
Total assets	940,177	749,867	755,056
Customer accounts	235,329	198,063	202,361
Trading assets, financial
instruments designated
at fair value, and
financial investments[6]	448,595	357,987	373,787
Deposits by banks	77,584	97,814	65,853

1	‘Other’ includes the Corporate, Investment Banking and Markets business of HSBC Trinkaus & Burkhardt, and net interest earned on free capital held in Corporate, Investment Banking and Markets not assigned to products.

For other footnotes, see page 38.

•	Structured derivatives activity and revenues rose as investment in technical expertise and systems over the past three years enabled Corporate, Investment Banking and Markets to address a wider spectrum of client needs.

•	Credit and Rates revenue rose as the benefits of previous investment were realised, and HSBC is now a dealer in all eurozone government bond markets. Equities revenue continued to rise.

•	Lending income fell as spreads continued to be pressured by abundant liquidity in all major markets. Credit conditions remained benign.

•	Investment Banking income rose modestly. HSBC was mandated as an adviser on four of the five largest European mergers and acquisitions transactions in the first half of 2006, demonstrating client confidence in the bank’s enhanced capabilities in this area. HSBC’s share of international bond issuance rose to 5.5 per cent, placing HSBC fourth in global market share.

•	Private Equity revenues were broadly in line with the comparable period in 2005.

•	In Group Investment Businesses, operating income rose by 69 per cent, boosted by exceptional performance fees and higher assets under management, particularly in emerging markets. At 30 June 2006, assets under management were US$294 billion, 19 per cent higher than the first half of 2005, driven by US$12 billion of net inflows from clients and buoyant market conditions.

•	In Global Transaction Banking, operating income increased across all major product areas, including payments and cash management, trade services and securities services. Costs increased by 27 per cent, reflecting increased investment in systems and higher transaction volumes.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Private Banking

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Net interest income	482	414	434
Net fee income	705	531	549
Trading income excluding
net interest income	209	126	191
Net interest income on
trading actitivies	7	–	–
Net trading income[1]	216	126	191
Net expenses from financial
instruments designated
at fair value	–	–	(1)
Gains less losses from
financial investments	28	53	(8)
Dividend income	4	–	9
Other operating income	25	38	30

Total operating income	1,460	1,162	1,204
Net insurance claims[2]	–	–	–

Net operating income[3]	1,460	1,162	1,204
Loan impairment (charges)/
recoveries and other
credit risk provisions	(29)	12	–

Net operating income	1,431	1,174	1,204
Total operating expenses	(831)	(723)	(743)

Operating profit	600	451	461
Share of profit in associates
and joint ventures	–	–	–

Profit before tax	600	451	461

By geographical region
Europe	388	236	303
Hong Kong	123	111	79
Rest of Asia-Pacific	48	43	35
North America	38	60	44
South America	3	1	–

Profit before tax	600	451	461

	%	%	%
Share of HSBC’s profit
before tax	4.8	4.2	4.5
Cost efficiency ratio	56.9	62.2	61.7
	US$m	US$m	US$m
Selected balance sheet data[4]
Loans and advances to
customers (net)	31,903	25,949	27,749
Total assets	67,643	57,944	59,827
Customer accounts	76,496	61,934	67,205

For footnotes, see page 38.

Business highlights

•	Pre-tax profits of US$600 million grew by 33 per cent compared with the first half of 2005, supported by strong growth in client assets, lending and product enrichment. On an underlying basis, growth was 35 per cent.

•	Operational efficiency was enhanced through greater integration of the business across the Group, improved customer segmentation and increased use of Group Service Centres. The cost efficiency ratio improved by over 5 percentage points to 56.9 per cent.

•	Client assets increased by 22 per cent to US$304.6 billion, benefiting from net new money of US$18.6 billion in the first half of 2006. Globally, the importance of cross-referrals within HSBC increased during the period, contributing some US$2.9 billion of net new money during the period.

•	Discretionary and advisory managed assets rose by 23 per cent, and represented 45.2 per cent of total client assets at 30 June 2006 (30 June 2005: 45.0 per cent). Assets invested in the Strategic Investment Solutions and Core Investment Solutions products grew to US$3.7 billion, benefiting from net new money of US$0.8 billion in the first half of 2006. A new multi-manager discretionary programme, the Actively Managed Portfolio, was launched in Europe and raised some US$0.4 billion of funds.

•	The balance sheet grew strongly in most regions. Increased lending, notably in the US, the UK and Switzerland, was matched by deposit inflows from new customers, particularly in Switzerland and the US, where a deposit-raising campaign attracted US$2.5 billion of funds.

•	HSBC opened further regional offices in the UK and France. The London-based regional property advisory business also expanded into the UK regions and France. In the US, Wealth and Tax Advisory Services (‘WTAS’) opened new offices in Palo Alto, Seattle and Chicago.

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Other

Profit/(loss) before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Net interest expense	(292)	(215)	(257)
Net fee income	25	188	32
Trading expense excluding
net interest income	(115)	(24)	(66)
Net interest income/
(expense) on trading
activities	47	27	(40)
Net trading
income/(expense)[1]	(68)	3	(106)
Net income from financial
instruments designated
at fair value	133	320	86
Gains less losses from
financial investments	107	85	59
Dividend income	61	39	3
Net earned insurance
premiums	148	125	135
Other operating income	1,544	1,243	1,391

Total operating income	1,658	1,788	1,343
Net insurance claims[2]	(101)	(75)	(104)

Net operating income[3]	1,557	1,713	1,239
Loan impairment (charges)/
recoveries and other
credit risk provisions	(1)	1	(2)

Net operating income	1,556	1,714	1,237
Total operating expenses	(1,573)	(1,432)	(1,544)

Operating profit/(loss)	(17)	282	(307)
Share of profit in associates
and joint ventures	20	13	38

Profit/(loss) before tax	3	295	(269)

By geographical region
Europe	22	73	(241)
Hong Kong	47	(15)	(163)
Rest of Asia-Pacific	67	48	46
North America	(127)	100	69
South America	(6)	89	20

Profit/(loss) before tax	3	295	(269)

	%	%	%
Share of HSBC’s profit
before tax	–	2.8	(2.6)
Cost efficiency ratio	101.0	83.6	124.6
	US$m	US$m	US$m
Selected balance sheet data[4]
Loans and advances to
customers (net)	2,033	2,236	1,893
Total assets	32,571	31,988	27,653
Customer accounts	584	434	507

For footnotes, see page 38

Notes

•	For a description of the main items reported under ‘Other’, see footnote 7 on page 38.

•	HSBC sold part of its stake in UTI Bank Limited, realising a gain of US$101 million in February 2006.

•	Movement in the fair value of own debt designated at fair value was US$149 million, 43 per cent lower than in the first half of 2005. The movement was principally in North America and Europe.

•	Disposals of investment properties in Hong Kong realised gains of US$100 million, significantly higher than in the first half of 2005. However, property revaluation gains were lower, reflecting slower growth in Hong Kong property values.

•	Increases in US interest rates led to higher floating rate debt servicing costs, partly offset by increased income on centrally held US dollar denominated investments.

•	Costs incurred in the Group Service Centres outside the US increased by 63 per cent to US$215 million, reflecting the ongoing creation of centres of excellence capable of supporting a wider range of Group activities. Over 20,000 staff are now employed in the Group Service Centres, principally in India, mainland China and the Philippines.

•	In the first half of 2005, HSBC in Argentina booked a one-off benefit from the receipt of coverage bonds and other items related to the 2002 sovereign debt crisis. These benefits were not repeated in 2006.

•	Group head office costs rose by 19 per cent, driven by increased marketing costs in support of the global HSBC brand.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

By geographical region

In the analysis of profit by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$617 million (first half of 2005: US$417 million; second half of 2005: US$521 million).

Profit before tax
	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
Europe	3,600	28.8	2,886	27.2	3,470	33.6
Hong Kong	2,654	21.2	2,419	22.7	2,098	20.3
Rest of Asia-Pacific	1,657	13.2	1,280	12.0	1,294	12.5
North America	4,272	34.1	3,713	34.9	3,159	30.6
South America	334	2.7	342	3.2	305	3.0

	12,517	100.0	10,640	100.0	10,326	100.0

Total assets4

	At		At		At
	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%
Europe	767,608	44.1	645,013	44.0	636,703	42.4
Hong Kong	246,781	14.2	236,887	16.1	235,376	15.7
Rest of Asia-Pacific	168,857	9.7	134,693	9.2	142,014	9.5
North America	526,124	30.3	426,434	29.1	463,143	30.8
South America	28,768	1.7	23,783	1.6	24,734	1.6

	1,738,138	100.0	1,466,810	100.0	1,501,970	100.0

Basis of preparation

Customer group results are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. HSBC’s operations are closely integrated and, accordingly, the presentation of customer group data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

Footnotes to ‘Analysis by customer group and by geographical region’

1	In the customer group analyses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
2	Net insurance claims incurred and movement in policyholders’ liabilities.
3	Net operating income before loan impairment charges and other credit risk provisions.
4	Third party only.
5	Assets and liabilities recorded here were significant to Corporate, Investment Banking and Markets.
6	Includes financial assets which may be repledged or resold by counterparties.
7	The main items reported under ‘Other’ are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies, movements in the fair value of own debt designated at fair value, and HSBC’s holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. Net operating income of the Group’s wholesale insurance operations amounted to US$220 million in the first half of 2006 (first half of 2005: US$204 million; second half of 2005 US$254 million). ‘Other’ also includes the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.

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Europe

Profit/(loss) before tax by country within customer group
	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Personal Financial Services	912	889	1,043

United Kingdom	629	682	793
France[1]	132	90	133
Turkey	71	59	75
Other	80	58	42

Commercial Banking	1,076	977	962

United Kingdom	851	768	727
France[1]	101	142	136
Turkey	27	19	20
Other	97	48	79

Corporate, Investment Banking and Markets[2]	1,202	711	1,403

United Kingdom	662	323	863
France[1]	306	178	294
Turkey	22	55	37
Other	212	155	209

Private Banking	388	236	303

United Kingdom	106	65	106
France[1]	16	14	(7)
Switzerland	169	98	156
Other	97	59	48

Other	22	73	(241)

United Kingdom	99	89	(136)
France[1]	(62)	(39)	(108)
Other	(15)	23	3

Total	3,600	2,886	3,470

United Kingdom	2,347	1,927	2,353
France[1]	493	385	448
Turkey	120	133	132
Switzerland	169	98	156
Other	471	343	381

1	France primarily comprises the domestic operations of HSBC France and the Paris branch of HSBC Bank plc.
2	Including venture capital gains of US$117 million in the first half of 2006 (US$234 million in the first half of 2005: US$376 million in the second half of 2005).

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
Europe	US$m	US$m	US$m

Net interest income	4,094	4,056	4,165
Net fee income	3,513	3,159	3,140
Net trading income	2,187	1,385	1,651
Net income from financial instruments designated at fair value	129	224	138
Gains less losses from financial investments	266	209	230
Dividend income	121	42	21
Net earned insurance premiums	668	870	729
Other operating income	633	731	872

Total operating income	11,611	10,676	10,946

Net insurance claims incurred and movement in policyholders’ liabilities	(287)	(502)	(316)

Net operating income before loan impairment charges and other
credit risk provisions	11,324	10,174	10,630
Loan impairment charges and other credit risk provisions	(935)	(933)	(996)

Net operating income	10,389	9,241	9,634
Total operating expenses	(6,723)	(6,364)	(6,275)

Operating profit	3,666	2,877	3,359
Share of (loss)/profit in associates and joint ventures	(66)	9	111

Profit before tax	3,600	2,886	3,470

	%	%	%
Share of HSBC’s profit before tax	28.8	27.2	33.6
Cost efficiency ratio	59.4	62.6	59.0

Period-end staff numbers (full-time equivalent)	77,736	73,146	77,755

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	359,399	309,522	312,537
Loans and advances to banks (net)	64,564	73,343	44,360
Trading assets, financial instruments designated at fair value and
financial investments[2]	230,035	184,107	187,359
Total assets	767,608	645,013	636,703
Deposits by banks	55,783	73,249	47,202
Customer accounts	392,733	330,411	334,200

1	Third party only.
2	Includes financial assets which may be repledged or resold by counterparties.

Economic activity in the UK rebounded during the first half of 2006 following a sluggish 2005. Annual gross domestic product (‘GDP’) growth was 2.5 per cent for the first half of the year, the average rate for most of the past fifteen years. Companies began to invest again, encouraged by increased profitability and stronger balance sheets, as the strength in global demand fed through to UK exports and industry. Consumer spending stabilised, while house prices and housing transactions rebounded sharply during the period. Doubts remained over the strength of consumer spending and the sustainability of housing-related activity, given the rise in unemployment during the period (by 0.4 percentage points to 5.4 per cent) and the fall in real personal disposable income, the latter partly the consequence of the rise in energy costs. Personal bankruptcies and IVAs were sharply up in 2005 and continued to rise in 2006, partly as a result of the increase in the unemployment rate and partly because of the change in bankruptcy law in 2004 which made it easier to declare bankruptcy. Consumer Price Index (‘CPI’) inflation slightly exceeded the Bank of England’s 2 per cent target, but much of that rise was directly attributable to higher energy bills. The price of consumer goods continued to fall and wage growth remained subdued. As a result of the reasonably benign economic environment, the Bank of England left interest rates unchanged at 4.5 per cent throughout the first half of 2006.

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Growth in the eurozone gradually improved, with GDP rising by about 2 per cent in the first half of 2006. Encouragingly, demand within the eurozone seemed to be recovering. Consumer spending accelerated in the period, boosted by a drop in unemployment of 0.4 percentage points to approximately 7.9 per cent. Investment growth was weak, though this may prove to be temporary. Growth rates in France and Germany converged, as strong export and industrial production continued to offset sluggish consumer spending in the latter. Eurozone inflation rose to 2.5 per cent in June, with core inflation, which excludes energy and food, a more benign 1.5 per cent. The European Central Bank (‘ECB’) increased interest rates by 25 basis points in both March and June, raising the key policy rate to 2.75 per cent. Rates were unchanged in July, but the ECB indicated that further tightening was to be expected.

Turkey’s economic growth rate was robust at 6.4 per cent in the first quarter of 2006 and the unemployment rate averaged 11.5 per cent, approximately the same as in the first quarter of 2005. In May, Turkey suffered a major equity market correction following unexpectedly bad news on inflation, which in June reached 10.1 per cent, double the year-end official target. The currency fell more than 17 per cent against an equally weighted basket of US dollars and euros, and the central bank tightened economic policy, raising short-term rates by 4 per cent and draining liquidity from the markets. Benchmark interest rates rose nearly 6 per cent. The government remained committed to Turkey’s International Monetary Fund (‘IMF’) programme and began a comprehensive reform of social security, which is considered critical for long-term fiscal sustainability. Strong economic activity kept the current account deficit at around 7 per cent of GDP during the first half of 2006, despite high energy import costs. It was largely financed with longer-term capital inflows and foreign direct investment.

European operations reported a pre-tax profit of US$3,600 million compared with US$2,886 million in the first half of 2005, an increase of 25 per cent. On an underlying basis, pre-tax profits grew by 30 per cent. Underlying net operating income increased by 17 per cent, 7 percentage points ahead of operating expenses, which grew by 10 per cent. Corporate, Investment Banking and Markets made significant gains in expanded trading activities. Its results were also favourably affected by the non-recurrence of a fair value loss on non-qualifying hedges in Global Markets in the prior year period. Record profits in Private Banking were driven by lending growth, as well as higher client assets. Commercial Banking increased income while maintaining broadly flat costs. In Personal Financial Services, income growth was tempered by higher loan impairment charges.

The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax profit of US$912 million, an increase of 8 per cent compared with the first half of 2005. In the UK, the benefits of strong balance sheet growth were offset by lower insurance revenues, the write-down of intangibles attributed to acquired card portfolios, and increased loan impairment charges following a sharp rise in UK personal bankruptcies and IVAs. The higher loan impairment charges were the principal cause of the write-down of the intangible assets referred to above. In France, revenue benefits from recruiting target customers were offset by spread compression. In Turkey, where pre-tax profits rose by 24 per cent to US$71 million, strong growth in credit cards, personal lending and savings products reflected continued expansion of the overall business.

In the UK, attention was focused on further improving sales and channel management, including the branch refurbishment programme, and on enhancing customer segmentation. Marketing campaigns helped raise awareness of HSBC products and build customer retention, while a simplified and successfully positioned product range also helped boost sales. In France, successful marketing campaigns following the rebranding exercise in 2005 accelerated lending growth and grew customer numbers. In Turkey, investment in recruitment and marketing during the past twelve months aided growth in the personal customer base.

Net interest income rose by 5 per cent to US$2,711 million, driven by increases in the UK and Turkey. The benefit of balance sheet growth in France was more than offset by competitive pressure on margins and a lower benefit from free funds.

With personal lending growth opportunities in the UK constrained by weaker demand and tighter underwriting standards, increased attention was directed towards transactional and savings accounts.

Current account balances in the UK increased by 7 per cent to US$24.9 billion, driven by strong customer recruitment and improved customer retention. Overall customer accounts increased by 6 per cent, of which HSBC’s first value-driven packaged account in the UK market, launched in 2005, contributed 2 percentage points.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Sales of new UK savings accounts increased in a highly competitive market, and HSBC’s share of new accounts rose markedly. Competitive internet-based products were a key driver of the growth, with average balances in First Direct’s e-savings product, and the Online Saver product launched in 2005, together growing to US$9.4 billion. Overall, average savings balances increased by 31 per cent to US$60.7 billion, more than offsetting competitive reductions in margin, and net interest income rose by 12 per cent.

Average UK credit card balances rose by 6 per cent to US$13.0 billion, reflecting the success of targeted promotional campaigns and marketing activity during 2006. Growth was notable in Marks & Spencer branded cards, which substantially drove the increase.

Average UK mortgage balances rose by 14 per cent to US$65.3 billion, as competitive pricing and marketing strategies, including the launch of a new proposition in 2006, helped maintain market share. Spreads remained broadly in line with 2005.

There was a modest decline in UK unsecured lending, with loan sales restrained by stricter underwriting criteria implemented by HSBC and reduced consumer demand. Overall, average balances fell by 1 per cent. Spreads narrowed, reflecting the introduction in 2005 of preferential pricing for lower risk customers, and a mix change towards higher value but lower yielding loans.

In Turkey, net interest income grew by 43 per cent, predominantly due to asset growth which was substantially funded by rising deposits. Growth was strongest in personal lending, where marketing initiatives and cross-sales with credit card customers helped more than double balances. Mortgage lending also nearly doubled. Credit card balances rose by 32 per cent in a market subject to calming measures through increased regulation. Savings deposit balances rose by 55 per cent, driven by competitive pricing, though there was a consequent narrowing of spreads.

In France, net interest income fell by 7 per cent. Marketing campaigns based around the HSBC France brand aided strong sales and customer recruitment, notably through mortgages. Cross-sales of current and savings accounts were also strong. The benefit of this growth was more than offset by lower spreads, as competitive pricing reduced yields on lending products, and the maturing of older, higher-yielding hedges reduced the funding benefit from deposits.

Net fee income increased by 16 per cent to US$1,230 million. In the UK, fee income grew from higher sales of packaged current accounts and investment products, as well as from overdrafts and credit cards. Creditor protection income reduced, reflecting lower demand in a subdued market for personal loans. Reduced sales volumes were compounded by a smaller average loan size, with a corresponding reduction in average premiums.

In Turkey, fee income rose by 6 per cent, driven by the strong growth in personal lending volumes and, to a lesser extent, credit cards. Sales of pension products launched during the year and insurance also grew strongly, following the recruitment of additional sales staff supported by increased marketing expenditure. In France, there was strong growth in commissions on sales of insurance products, retail broking and collective investment products. Rising sales of packaged current accounts also contributed to the growth.

Net trading income increased, predominantly due to the fair value measurement of embedded options linked to government regulated home-savings products in France. The US$32 million gain from financial investments reflected Personal Financial Services’ share of proceeds arising from the MasterCard Incorporated IPO.

The decline in net income from financial instruments designated at fair value reflected the effect of market movements on insurance assets, largely offset by a corresponding decrease in net insurance claims. Lower sales of life and creditor repayment protection, driven by the constraints on personal lending growth referred to above, and a change in reinsurance arrangements at the end of 2005, contributed to the decrease in net earned insurance premiums.

Loan impairment charges and other credit risk provisions of US$847 million were 8 per cent higher than in the first half of 2005, largely attributable to a weaker credit environment in the UK. This contrasted with France and Turkey, where credit quality remained sound.

In the UK, loan impairment charges rose by 8 per cent, substantially driven by a continuation of the trend in personal bankruptcies and IVAs seen in the second half of 2005 as a consequence of the legislative change in 2004, and increased marketing of debt reduction services. HSBC responded to the deteriorating credit environment in 2005 by refining its credit eligibility criteria, enhancing its credit scorecards with full positive credit reference data, and investing in collections capabilities and its Retail Credit Risk Management function. The benefits of

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this were noticeable in the first half of 2006 through early signs that the credit quality of more recent unsecured lending had improved. Consequently, the rate of increase in consumer lending impairment was lower than the trend in 2005.

Operating expenses increased by 7 per cent compared with the first half of 2005, predominantly in the UK, where the non-cash write-down of intangibles attributed to acquired card portfolios added US$57 million to operating expenses. The roll out of the UK branch network refurbishment programme to 32 branches, and the recruitment of additional counter staff following an increase in opening hours in certain branches, also increased costs. These were, in part, offset by savings from the continued focus on direct channels and the further centralisation of support functions during 2005. A review of provisions for the likely compensation due to UK customers for shortfalls on certain mortgage endowment policies and investment products increased costs by US$16 million. In France, a 3 per cent rise in operating expenses was driven by the recruitment of additional sales staff and higher marketing expenditure. In Turkey, marketing costs increased by 72 per cent and staff costs by 27 per cent, largely in support of the growing consumer lending, insurance and pensions businesses.

Commercial Banking reported pre-tax profits of US$1,076 million, an increase of 15 per cent. The sale of the UK fleet management and vehicle finance leasing business in the autumn of 2005 led to a 5 per cent decrease in operating income, together with an 8 per cent reduction in costs. Excluding this, net operating income grew by 12 per cent, reflecting strong growth in UK lending balances and customer numbers. UK credit quality stabilised, following a decline in the second half of 2005, and loan impairment charges were lower than in the first half of that year.

Net interest income increased by 8 per cent. In the UK, HSBC concentrated its efforts on attracting transactional and savings balances and, as a result, deposit balances increased by 16 per cent. Deposit spreads remained broadly unchanged. Average lending and overdraft balances increased by 16 per cent following strong growth throughout 2005. Lending spreads were also in line with the first half of 2005.

Current account balances increased by 8 per cent, reflecting growth in sterling current account customer numbers and higher average balances per customer. The successful launch of commercial theme weeks helped HSBC to increase its current account customer base. During these weeks, HSBC sought to attract new customers by offering incentives to both potential clients and sales staff, increase client contact by embedding specialist commercial sales managers in branches, and develop the skills of branch network staff by allowing them to work alongside experienced relationship managers. HSBC opened 51,000 start-up accounts, while the bank acquired over 12,500 customers who switched their business from another bank, 11 per cent higher than in the first half of 2005. The launch of a new, simplified foreign currency current account in January 2006, together with the establishment of an International Banking Centre to serve customers’ international banking requirements, led to an increase in international and foreign currency current accounts. As the current account base grew, HSBC in the UK attracted its one millionth business customer in the first half of 2006.

Net interest income in Turkey increased by 38 per cent as HSBC continued to develop its SME business, which was established in 2005. Lending balances increased by 53 per cent, following the introduction of pre-approved credit limits for existing customers, while internal campaigns to attract savings balances led to a 59 per cent increase in deposit balances. In France, strong competition reduced spreads, though a number of business initiatives, including the reassignment of experienced relationship managers to the largest Commercial Banking customers, increased both lending and deposit balances.

Net fee income increased by 7 per cent to US$845 million. In the UK, increased customer numbers and higher transaction volumes contributed to a 7 per cent increase in current account and money transmission income. Client workshops and other promotional activity contributed to higher sales of foreign exchange and interest rate management products and led to a 37 per cent increase in treasury fees.

Other operating income was 51 per cent lower than in the first half of 2005. The fall was driven by lower asset finance revenues following the sale of the UK fleet management business, partly offset by US$38 million of the gain on the sale of HSBC’s stake in Cyprus Popular Bank.

Loan impairment charges and other credit risk provisions were 8 per cent lower than in the first half of 2005. In the UK, lower charges reflected the non-recurrence of a significant allowance against a single customer, partly offset by the effect of lending growth. Overall credit quality remained satisfactory. In France, loan impairment charges returned to more

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

normal levels compared with net releases in the first half of 2005. Overall credit quality was stable.

Operating expenses decreased by 1 per cent. The cost efficiency ratio improved by 3 percentage points to 48 per cent as revenues grew significantly faster than costs. Excluding the sale of UK fleet management activities, Europe costs were 7 per cent higher than in the first half of 2005 and UK costs rose by 8 per cent. The increase in UK costs represented Commercial Banking’s share of branch refurbishment costs, together with increases in front-line sales staff, who contributed to rising operating income. In France, costs were in line with the first half of 2005. In Turkey, the recruitment of additional sales and support staff in 2005 and the cost of developing the SME business led to a 39 per cent increase in operating expenses.

Corporate, Investment Banking and Markets reported a pre-tax profit of US$1,202 million, an increase of 77 per cent, compared with the first half of 2005. Excluding the effect of the non-recurrence of adverse mark-to-market movements on non-qualifying hedges discussed in the Interim Report 2005, pre-tax profit increased by 34 per cent. Significant gains from trading activities, higher operating income in Global Transaction Banking and a slowdown in the rate of operating expense growth resulted in a cost efficiency ratio of 62 per cent, a marked improvement on the 73 per cent recorded in the comparable period in 2005.

Net interest income increased by 24 per cent to US$429 million. In the UK, balance sheet management revenues decreased by US$45 million as short-term interest rates continued to rise and yield curves remained flat.

Lending income was marginally higher, with the benefit of a 12 per cent increase in balances being partly offset by lower margins driven by competitive market pressure.

Payments and cash management and securities services revenues grew by 48 per cent, benefiting from growth in deposit balances, increased transaction volumes and higher interest rates.

Net fee income rose by 26 per cent. There has been strong growth in debt capital markets income due to an increase in the level of issuance. Income from Group Investment Businesses reported strong growth, reflecting increased assets under management and higher performance fees allied to revenues from disposals of principal property and infrastructure fund investments.

Securities services operations reported a 123 per cent increase in income, as customer volumes grew in higher-value products such as securities lending and foreign exchange. Assets under custody also increased.

Trading income increased as positive revenue trends continued in key product areas where HSBC had invested, particularly structured derivatives and Credit and Rates. Structured derivatives income more than doubled, demonstrating the success of HSBC’s investment programme in growing this business. Credit and Rates income was boosted by gains from interest rate derivatives and emerging market bonds, as market volatility increased. Higher foreign exchange revenue was driven by greater customer volumes and the increased trading opportunities offered by a combination of US dollar weakness and more volatile conditions, especially in emerging markets.

Gains from sales of financial investments increased by 21 per cent to US$198 million, primarily due to the sale of specialist property and infrastructure fund investments by Group Investment Businesses.

The net recovery on loan impairment charges was higher than that recorded in the first half of 2005. The continuation of a benign credit environment led to a net release against collective impairment charges.

Operating expenses increased by 15 per cent to US$1,989 million. In Global Markets, higher costs reflected an increase in performance-related staff costs and continued investment, particularly in structured derivatives. Global Transaction Banking costs were driven higher by business expansion and increased volumes in the payments and cash management and the securities services businesses.

Private Banking reported a pre-tax profit of US$388 million, an increase of 69 per cent compared with the first half of 2005. Excluding the effect of a net favourable mark-to-market movement on non-qualifying hedges, pre-tax profit increased by 46 per cent. Client assets, lending and transaction volumes all grew strongly, buoyed by greater brand awareness and a broader product range. Enhancements to customer segmentation and operational improvements boosted productivity in most countries.

Net interest income rose by 24 per cent to US$322 million, driven by balance sheet growth across the region, most notably in the UK and Switzerland. Overall, lending balances increased by 23 per cent, funded by deposit inflows as new customers placed cash prior to investment. In the UK, the expansion of the residential property

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advisory business helped boost mortgage balances by 22 per cent in a market which remained buoyant at the upper end. In Switzerland, a 23 per cent increase in lending reflected customers’ borrowing on a secured basis to invest in higher yielding securities or alternative investments.

Client assets, including deposits and funds under management, rose by 25 per cent to US$200 billion. Overall, net new money was US$12.5 billion, with inflows strongest in Switzerland and the UK. In Switzerland, greater brand awareness, successful product placement and improvements in customer segmentation all contributed to the growth. In the UK, regional expansion over the past 12 months, organic growth and cross-referrals helped generate US$2.1 billion of net new money. Cross-referrals were also a notable driver of growth in France, where net new money increased by US$700 million. In Monaco and Germany, growth in client assets benefited from strong net new money inflows in the second half of 2005.

Fee income increased by 36 per cent, to US$482 million. Included in this was a performance fee from the Hermitage Fund, a public equity fund dedicated to Russia, which was US$23 million more than in the first half of 2005. The growth in fee income was driven by increased funds under management and an improved mix towards higher fee-earning discretionary and advisory managed assets. This reflected, in part, the success of the Strategic Investment Solutions and Actively Managed Portfolio products, which together raised US$0.7 billion of net new money. The expansion of HSBC’s residential property advisory business, which opened new offices in the UK and France, also contributed to fee income growth.

Transactional fees and trading revenues grew strongly, compounded by a higher mark-to-market benefit on non-qualifying hedges. Underlying growth was driven by new clients investing and successful product placement, notably in structured products. Buoyant market conditions, particularly in Switzerland, also contributed.

Gains from financial investments in both 2005 and 2006 arose mainly from the sale of debt and investment holdings.

Operating expenses increased by 16 per cent, reflecting front office recruitment in all countries, together with the costs of supporting the regional offices opened in the UK. Performance-related remuneration was 4 per cent of the cost growth, driven by the strong revenue growth. Enhanced productivity, in part driven by refinements in customer segmentation, was reflected in 9 percentage points improvement in the cost efficiency ratio.

In Other, movements in the fair value of own debt and associated swaps led to a rise in net operating income, principally from movements in HSBC’s own credit spread. The fair value of own debt incorporates an element attributable to the credit spread on HSBC’s debt instruments. As HSBC’s credit spreads narrow, accounting losses are reported, and the reverse is true in the event of spreads widening. These valuation adjustments amortise to zero over the life of the debt and have no cash flow implications.

Group head office costs increased by 19 per cent, driven by higher marketing and sponsorship expenditure incurred to promote the HSBC brand.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) before tax by customer group

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2,711	1,367	429	322	20	(755)	4,094
Net fee income	1,230	845	796	482	160	–	3,513

Trading income excluding net interest income	100	5	1,373	54	15	–	1,547
Net interest income/ (expense) on trading activities	–	2	(124)	7	–	755	640

Net trading income	100	7	1,249	61	15	755	2,187
Net income from financial instruments designated at fair value	11	1	4	–	113	–	129
Gains less losses from financial investments	32	12	198	20	4	–	266
Dividend income	–	2	113	4	2	–	121
Net earned insurance premiums	461	60	–	–	147	–	668
Other operating income	61	58	416	5	139	(46)	633

Total operating income	4,606	2,352	3,205	894	600	(46)	11,611

Net insurance claims[1]	(181)	(5)	–	–	(101)	–	(287)

Net operating income before loan impairment charges and other credit risk provisions	4,425	2,347	3,205	894	499	(46)	11,324

Loan impairment (charges)/ recoveries and other credit risk provisions	(847)	(145)	56	1	–	–	(935)

Net operating income	3,578	2,202	3,261	895	499	(46)	10,389

Total operating expenses	(2,666)	(1,126)	(1,989)	(507)	(481)	46	(6,723)

Operating profit	912	1,076	1,272	388	18	–	3,666

Share of profit/(loss) in associates and joint ventures	–	–	(70)	–	4	–	(66)

Profit before tax	912	1,076	1,202	388	22	–	3,600

	%	%	%	%	%		%
Share of HSBC’s profit before tax	7.3	8.6	9.6	3.1	0.2		28.8
Cost efficiency ratio	60.2	48.0	62.1	56.7	96.4		59.4

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	132,064	71,357	134,892	21,085	1		359,399
Total assets	157,214	85,445	475,006	45,739	4,204		767,608
Customer accounts	140,210	69,322	136,695	46,506	–		392,733
Loans and advances to banks (net)[3]			53,280
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			207,563
Deposits by banks[3]			53,711

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2,666	1,317	376	264	15	(582)	4,056
Net fee income	1,110	819	660	364	206	–	3,159
Trading income/(expense) excluding net interest income	32	10	629	9	(4)	–	676
Net interest income on trading activities	9	5	102	–	11	582	709
Net trading income	41	15	731	9	7	582	1,385

Net income from financial instruments designated at fair value	117	35	10	–	62	–	224
Gains less losses from financial investments	(1)	2	168	34	6	–	209
Dividend income	–	1	22	–	19	–	42
Net earned insurance premiums	683	61	–	–	126	–	870
Other operating income	47	125	514	8	137	(100)	731

Total operating income	4,663	2,375	2,481	679	578	(100)	10,676
Net insurance claims[1]	(377)	(50)	–	–	(75)	–	(502)

Net operating income before loan impairment charges and other credit risk provisions	4,286	2,325	2,481	679	503	(100)	10,174

Loan impairment (charges)/recoveries and other credit risk provisions	(810)	(160)	32	5	–	–	(933)

Net operating income	3,476	2,165	2,513	684	503	(100)	9,241
Total operating expenses	(2,590)	(1,191)	(1,812)	(448)	(423)	100	(6,364)

Operating profit	886	974	701	236	80	–	2,877
Share of profit/(loss) in associates and joint ventures	3	3	10	–	(7)	–	9

Profit before tax	889	977	711	236	73	–	2,886

	%	%	%	%	%		%

Share of HSBC’s profit before tax	8.4	9.2	6.7	2.2	0.7		27.2
Cost efficiency ratio	60.4	51.2	73.0	66.0	84.1		62.6

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	117,822	65,051	110,448	16,201	–		309,522
Total assets	141,058	79,713	382,936	38,652	2,654		645,013
Customer accounts	120,510	58,901	113,787	37,213	–		330,411
Loans and advances to banks (net)[3]			63,251

Trading assets, financial instruments designated at fair value, and financial investments[3,4]			163,625
Deposits by banks[3]			71,349

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group (continued)
	Half-year to 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2,643	1,342	451	284	80	(635)	4,165
Net fee income	1,204	802	679	366	89	–	3,140
Trading income/(expense) excluding net interest income	49	6	864	84	(19)	–	984
Net interest income/(expense) on trading activities	(6)	(3)	57	–	(16)	635	667
Net trading income/(expense)	43	3	921	84	(35)	635	1,651
Net income/(expense) from financial instruments designated at fair value	188	36	7	–	(93)	–	138
Gains less losses from financial investments	(3)	2	228	(7)	10	–	230
Dividend income	2	6	5	9	(1)	–	21
Net earned insurance premiums	537	54	–	–	138	–	729
Other operating income/(expense)	(5)	53	738	10	192	(116)	872

Total operating income	4,609	2,298	3,029	746	380	(116)	10,946
Net insurance claims[1]	(200)	(12)	–	–	(104)	–	(316)

Net operating income before loan impairment charges and other credit risk provisions	4,409	2,286	3,029	746	276	(116)	10,630
Loan impairment (charges)/recoveries and other credit risk provisions	(901)	(218)	123	–	–	–	(996)

Net operating income	3,508	2,068	3,152	746	276	(116)	9,634
Total operating expenses	(2,468)	(1,110)	(1,835)	(443)	(535)	116	(6,275)

Operating profit/(loss)	1,040	958	1,317	303	(259)	–	3,359
Share of profit in associates and joint ventures	3	4	86	–	18	–	111

Profit/(loss) before tax	1,043	962	1,403	303	(241)	–	3,470

	%	%	%	%	%		%
Share of HSBC’s profit before tax	10.1	9.3	13.6	2.9	(2.3)		33.6
Cost efficiency ratio	56.0	48.6	60.6	59.4	193.8		59.0

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	120,302	66,965	107,899	17,368	3		312,537
Total assets	143,095	80,864	367,893	40,971	3,880		636,703
Customer accounts	122,118	61,789	109,086	41,206	1		334,200
Loans and advances to banks (net)[3]			34,218
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			168,062
Deposits by banks[3]			45,075

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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Hong Kong

Profit before tax by customer group

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Personal Financial Services	1,420	1,331	1,297
Commercial Banking	587	394	561
Corporate, Investment Banking and Markets	477	598	324
Private Banking	123	111	79
Other	47	(15)	(163)

	2,654	2,419	2,098

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Net interest income	2,158	2,019	2,045
Net fee income	1,000	842	832
Net trading income	306	380	166
Net income/(expense) from financial instruments designated at fair value	6	(21)	15
Gains less losses from financial investments	122	65	43
Dividend income	59	29	12
Net earned insurance premiums	1,317	866	1,468
Other operating income	443	423	382

Total operating income	5,411	4,603	4,963
Net insurance claims incurred and movement in policyholders’ liabilities	(1,193)	(751)	(1,308)

Net operating income before loan impairment charges and other credit risk provisions	4,218	3,852	3,655
Loan impairment charges and other credit risk provisions	(70)	(56)	(90)

Net operating income	4,148	3,796	3,565
Total operating expenses	(1,504)	(1,381)	(1,486)

Operating profit	2,644	2,415	2,079
Share of profit in associates and joint ventures	10	4	19

Profit before tax	2,654	2,419	2,098

	%	%	%
Share of HSBC’s profit before tax	21.2	22.7	20.3
Cost efficiency ratio	35.7	35.9	40.7
Period-end staff numbers (full-time equivalent)	26,739	25,260	25,931

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	86,154	80,664	83,208
Loans and advances to banks (net)	45,288	45,920	42,751
Trading assets, financial instruments designated at fair value, and financial investments[2]	81,109	78,637	81,644
Total assets	246,781	236,887	235,376
Deposits by banks	5,816	7,425	4,708
Customer accounts	180,167	166,956	173,726

1	Third party only.

2	Includes financial assets which may be repledged or resold by counterparties.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Hong Kong continued its recent strong performance in the first half of 2006, with the economy expanding in the first quarter by 8.2 per cent year-on-year, driven by robust domestic demand and external trade. Hong Kong’s best lending rate rose by more than 3 per cent from its low point in early 2005 to about 8 per cent in the first quarter of 2006, but this had little obvious effect on private consumption and investment, which were underpinned by falling unemployment, improved household incomes and positive longer-term economic prospects. The growth in income meant that the wealth effect of changes in asset values had a lesser effect on consumption than in the past. Although the Hong Kong property market remained sluggish, and there was a correction in the local stock market in the second quarter of 2006, no clear sign of a slowdown in domestic demand was noted. Hong Kong’s external trade continued to expand strongly, bolstered by mainland China’s exceptional export performance. Although the continuation of austerity measures there, and a moderation in external global demand, may slow Hong Kong’s export growth in the second half of 2006, the pace of slowdown is expected to be gentle. Inflation in Hong Kong remained at low levels in the first half of 2006, though upward pressure was apparent from higher housing rents.

HSBC’s operations in Hong Kong reported a pre-tax profit of US$2,654 million compared with US$2,419 million in the first half of 2005, an increase of 10 per cent. On an underlying basis, pre-tax profit grew by 9 per cent. Underlying net operating income increased by 9 per cent, driven by widening deposit spreads in Personal Financial Services and Commercial Banking. In Corporate, Investment Banking and Markets, strong growth in Global Transaction Banking and Group Investment Businesses was more than offset by the negative impact of lower balance sheet management income. Underlying operating expenses rose by 8 per cent.

The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax profit of US$1,420 million, 6 per cent higher than in the first half of 2005. This was largely due to deposit spreads, which widened as interest rates rose, and higher fee and insurance income, partly offset by increased expenses and the non-recurrence in 2006 of loan impairment releases recorded in 2005.

Net interest income grew by 10 per cent to US$1,383 million, driven by widening deposit spreads which resulted from the effective management of deposit pricing amid the rising trend in interest rates during the first half of the year. Overall, however, average deposit balances were maintained in line with the equivalent period in 2005. Asset balances, with the exception of mortgages, rose in response to the deployment of successful lending strategies, but spreads narrowed from higher funding costs.

The number of HSBC cards in circulation rose by 23 per cent to 4.4 million, as the Group strengthened its position as Hong Kong’s largest credit card issuer through the launch of a mass card-acquisition programme in response to increased levels of consumer spending. This proved to be successful as average card balances grew by 15 per cent and HSBC maintained its leading position for card balances, increasing its market share compared with 30 June 2005. Continued emphasis was also placed on providing the best value reward programmes and merchant offers, in order to increase card usage. Despite this balance growth, narrowing spreads led to a fall in HSBC’s net interest income from cards as funding costs rose in line with interest rates.

The housing market remained sluggish, partly because of the rise in best lending rate since early 2005. Intense competition for new mortgage lending reflected the lack of opportunities into which surplus market liquidity could be deployed. This was evidenced by many lenders offering mortgage incentives. HSBC responded by launching a simplified pricing campaign with extensive media coverage, and HSBC’s share of new mortgage business rose significantly as a result. Despite these initiatives, average mortgage balances, excluding the reduction in balances under the suspended Government Home Ownership Scheme (‘GHOS’), were marginally lower, reflecting the subdued market conditions.

Net fee income rose by 21 per cent to US$477 million, driven mainly by higher revenues from unit trusts and broking and custody services, partly offset by lower fees from structured products. Volatile investment conditions in the first half of the year meant that customers had varying requirements at different points during the year. HSBC was able to meet these customer needs through the wide range of wealth management products offered across various delivery channels, with strong growth achieved across a mix of products. The 12 per cent increase in unit trust fee income was largely driven by favourable stock market conditions in the first quarter and strong demand for open-ended funds. The introduction of ten new IPO funds and more intense marketing of a number of high-performing trusts led to a 69 per cent increase in sales of unit

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trust products. Selected products and incentives were offered to customers with maturing capital guaranteed funds, aided by a series of promotional campaigns.

Revenues from structured investment products fell by 28 per cent, as the expectation of future interest rate rises reduced their attractiveness. Customers opted instead for products more directly linked to share prices, such as open-ended unit trusts, securities and stocks, encouraged by the strong equities market, particularly in the first quarter.

Fee income from stockbroking and custody services rose 89 per cent to US$155 million, helped by buoyant stock markets in the first quarter. Commissions earned from securities broking increased, with higher levels of market activity and a 72 per cent rise in customers holding securities with HSBC. Several large-scale IPOs were launched with attractive terms, generating revenues of US$2 million and this, together with selected offers on securities products, led to a 20 per cent growth in the number of accounts with securities trading activity. Credit card fee income grew by 16 per cent to US$102 million, reflecting higher balances and increased cardholder spending.

Trading income rose, as structured deposit balances grew strongly in response to increased customer demand and the diversity of new products launched.

The US$11 million gain from financial investments reflected Personal Financial Services’ share of proceeds from the MasterCard Incorporated IPO.

The growth and development of the insurance business continued, supported by over 680 financial planning managers providing bespoke financial management services. Insurance premium income rose, fuelled by the healthy economy, increased levels of marketing activity and the launch of new products. These included an enhanced investment-linked offering and, complementing HSBC’s global study on the future of retirement, a customer proposition designed to meet specific retirement needs. Demand for both life and non-life products grew, due to the increasing public awareness of the need for medical and travel insurance, while sales of home insurance products, included as part of an integrated mortgage offering, rose. The internet remained an important channel for generating new non-life business, with a 58 per cent increase in the number of policies purchased online.

Loan impairment charges and other credit risk provisions were US$55 million compared with a release of US$47 million in the same period in 2005. The change largely arose from the non-recurrence of releases relating to the restructured lending portfolio and mortgages, which were facilitated by higher property prices during the first half of 2005. Higher credit card and other personal lending balances also contributed to the increased charge. The credit environment in Hong Kong remained favourable, led by falling unemployment and low levels of negative equity in mortgage lending.

Operating expenses rose by 6 per cent to US$666 million, driven primarily by higher marketing expenditure, particularly in relation to the mass credit card acquisition campaign. Headcount was increased in the customer facing areas and IT costs were higher, reflecting increased expenditure incurred on developing improved portfolio management systems and the enhancement of channel capabilities. Notwithstanding the expense growth, the cost efficiency ratio improved compared with the first half of 2005.

Commercial Banking reported a pre-tax profit of US$587 million, 48 per cent higher than in the first half of 2005. Increased deposit spreads and higher lending and deposit balances led to a rise in net interest income, and loan impairment charges fell sharply. Costs rose at a slower rate than income and the cost efficiency ratio improved by 1.7 percentage points.

Net interest income increased by 24 per cent, driven by higher deposit spreads and growth in both loans and deposits. Interest rate rises led to greater demand for deposit and saving products and average balances increased by 9 per cent, although this was partly achieved as a result of customers transferring funds from current accounts to deposit products. This increase, coupled with higher deposit-related spreads, led to a 32 per cent rise in deposit net interest income. Current account income rose by 53 per cent, reflecting increased interest spreads. Nearly 12,000 new BusinessVantage all-in-one accounts were opened in the first half of 2006 and the number of active accounts increased by 25 per cent to 83,000, benefiting from strong referrals by existing customers.

Specifically tailored initiatives such as a pre-approved lending scheme, a direct mailing programme and a telesales campaign aimed at existing customers, contributed to growth in SME advances. HSBC experienced strong demand among larger customers in the property sector and manufacturers with operations in mainland China, while increased IPO activity led to higher demand in the financial intermediary sector. As a result, non-

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

trade lending balances grew by 17 per cent. However, increased competition led to a narrowing of lending spreads.

Net fee income increased by 11 per cent to US$219 million, benefiting from an increase in the number of products per customer. The establishment of a dedicated Commercial Banking insurance business in October 2005 contributed to insurance fee income more than doubling. Cash management and remittance income grew by 18 per cent, reflecting strong cross-border currency flows and enhancements to the product range. These increases were partly offset by lower trade finance fees, as transaction volumes declined in a competitive market.

Trading income increased to US$27 million as strong growth in cross-border remittances led to higher foreign exchange income.

Loan impairment charges and other credit risk provisions decreased by 66 per cent to US$38 million. Significant charges against a single client in the first half of 2005 were not repeated and credit quality improved.

Staff recruitment to support business expansion contributed to a 13 per cent increase in operating expenses. Increased marketing activity promoting HSBC’s SME business supported revenue growth and led to higher advertising and marketing costs. Information technology and infrastructure costs increased as ongoing investment in developing and promoting HSBC’s lower-cost delivery channels led to a significant rise in the proportion of transactions carried out by these means.

Corporate, Investment Banking and Markets reported pre-tax profits of US$477 million, a decrease of 20 per cent compared with the first half of 2005. A decrease in net interest income in balance sheet management was partly offset by strong growth in Global Transaction Banking revenues. Although the cost efficiency ratio was 9 percentage points higher than in the first half of 2005, an 8 percentage point improvement on the second half of the year was achieved, as revenue growth exceeded cost growth in the first half of 2006.

Net interest income fell by 48 per cent to US$213 million. Balance sheet management revenues declined, as the rising trend in short-term interest rates continued and yield curves remained flat.

Net interest income in Global Transaction Banking rose sharply, reflecting 9 per cent deposit growth and improved spreads in the payments and cash management business. This business benefited from improved customer flows following the launch in the latter part of 2005 of services offered through HSBCnet. Lending income was broadly in line with the comparable period in 2005, as the benefit of an increase in corporate lending balances was offset by a decline in spreads in an intensely competitive market.

Net fee income increased by 43 per cent. Fees from the securities services business rose by 36 per cent as customer volumes increased, reflecting buoyant stock markets in early 2006. Group Investment Businesses reported a significant increase in revenues, reflecting increased assets under management and higher performance fees, mainly from funds investing in markets in Brazil, Russia, India and mainland China. Assets under management more than doubled to US$11.7 billion, driven by increased demand for equity-based investments and the launch of new funds. Structured finance fee revenues also rose significantly. However, debt and equity underwriting activities were subdued due to adverse market sentiment in the second quarter of 2006 which caused the postponement of several IPOs.

Net trading income increased by 17 per cent. Foreign exchange revenues were strong as volatile local markets provided trading opportunities and equity revenues rose as the investment in developing this business in previous periods bore fruit. Foreign exchange option-linked deposits and other instruments offered to retail and corporate customers also contributed to trading income growth.

The overall credit environment remained stable and the small net release of loan impairment allowances was broadly in line with the first half of 2005.

Operating expenses increased by 10 per cent to US$429 million, primarily due to the effect of initiatives in the second half of 2005 to extend the product range in Global Markets and strengthen the investment banking platform in Hong Kong. Costs in Global Transaction Banking increased as a result of higher volumes, primarily in the payments and cash management business.

Private Banking contributed a pre-tax profit of US$123 million, an increase of 10 per cent compared with the first half of 2005. Higher revenues from rising client assets, improved sales of discretionary managed products and associated transactional revenues were partly offset by the adverse effect of a flattening yield curve on income from the investment of surplus liquidity.

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Net operating income increased by 13 per cent. Fee income increased by 34 per cent, driven by growth in funds under management. Portfolio fees were also boosted by the success of a strategy to increase higher fee-earning advisory managed assets as a proportion of the book. Sales of the Strategic Investment Solutions product remained a key driver of this asset class. Rising brokerage volumes, reflecting customer acquisition and demand for mutual fund and unit trust holdings, also contributed to growth in fee income. Trading revenues increased by 41 per cent to US$105 million, driven by bond and structured product sales, which benefited from favourable market conditions in 2006.

Client assets increased by 15 per cent, to US$41.9 billion. Net new money inflows of US$3.9 billion were broadly in line with the first half of 2005. Successful product placement and marketing, including the broadening of the discretionary managed product range, helped boost asset inflows. Continued front office investment and growing cross-referrals from Commercial Banking also contributed to the growth. Advisory managed assets increased to 77.2 per cent of the overall client assets book, driven by the Strategic Investment Solutions product, and the related Core Investment Solutions product, in which overall assets invested rose by nearly three quarters to US$1.1 billion.

Operating expenses increased by 19 per cent, of which staff costs represented 14 percentage points, driven by front office recruitment in the past 12 months and, to a lesser extent, performance-related remuneration. Marketing and infrastructure costs also increased in support of the growing customer base.

The sale of part of HSBC’s stake in UTI Bank Limited, an Indian retail bank, led to the recognition of gains of US$101 million within Other. The disposal of Hang Seng’s head office building realised a gain of US$100 million, although the resulting reduction in the size of HSBC’s property portfolio, together with slower growth in the Hong Kong property market, led to lower revaluation gains on investment properties.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,383	622	213	34	(312)	218	2,158
Net fee income/(expense)	477	219	282	58	(36)	–	1,000
Trading income/(expense) excluding net interest income	44	27	333	105	(55)	–	454
Net interest income/(expense) on trading activities	2	–	19	–	49	(218)	(148)
Net trading income/(expense) .	46	27	352	105	(6)	(218)	306
Net income/(expense) from financial instruments designated at fair value	17	(41)	2	–	28	–	6
Gains less losses from financial investments	11	–	(1)	6	106	–	122
Dividend income	–	–	1	–	58	–	59
Net earned insurance premiums	1,265	44	8	–	–	–	1,317
Other operating income	104	9	32	5	425	(132)	443

Total operating income	3,303	880	889	208	263	(132)	5,411
Net insurance claims[1]	(1,164)	(23)	(6)	–	–	–	(1,193)

Net operating income before loan impairment charges and other credit risk provisions	2,139	857	883	208	263	(132)	4,218

Loan impairment (charges)/recoveries and other credit risk provisions	(55)	(38)	23	–	–	–	(70)

Net operating income	2,084	819	906	208	263	(132)	4,148
Total operating expenses	(666)	(232)	(429)	(85)	(224)	132	(1,504)

Operating profit	1,418	587	477	123	39	–	2,644
Share of profit in associates and joint ventures	2	–	–	–	8	–	10

Profit before tax	1,420	587	477	123	47	–	2,654

	%	%	%	%	%		%
Share of HSBC’s profit before tax	11.3	4.7	3.8	1.0	0.4		21.2
Cost efficiency ratio	31.1	27.1	48.6	40.9	85.2		35.7

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	34,944	21,932	23,997	3,376	1,905		86,154
Total assets	55,544	27,626	135,938	9,694	17,979		246,781
Customer accounts	110,536	36,234	22,550	10,502	345		180,167
Loans and advances to banks (net)[3]			40,230
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			62,845
Deposits by banks[3]			5,379

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,253	498	411	38	(227)	46	2,019
Net fee income	393	196	204	43	6	–	842
Trading income/(expense) excluding net interest income	36	21	359	75	(18)	–	473
Net interest income/(expense) on trading activities	–	–	(62)	–	15	(46)	(93)
Net trading income/(expense) .	36	21	297	75	(3)	(46)	380
Net income/(expense) from financial instruments designated at fair value	16	(44)	16	–	(9)	–	(21)
Gains less losses from financial investments	–	–	–	19	46	–	65
Dividend income	–	–	13	–	16	–	29
Net earned insurance premiums	820	37	9	–	–	–	866
Other operating income	117	18	43	5	358	(118)	423

Total operating income	2,635	726	993	180	187	(118)	4,603
Net insurance claims[1]	(728)	(18)	(5)	–	–	–	(751)

Net operating income before loan impairment charges and other credit risk provisions	1,907	708	988	180	187	(118)	3,852
Loan impairment (charges)/recoveries and other credit risk provisions	47	(110)	4	3	–	–	(56)

Net operating income	1,954	598	992	183	187	(118)	3,796
Total operating expenses	(625)	(204)	(394)	(72)	(204)	118	(1,381)

Operating profit/(loss)	1,329	394	598	111	(17)	–	2,415
Share of profit in associates and joint ventures	2	–	–	–	2	–	4

Profit/(loss) before tax	1,331	394	598	111	(15)	–	2,419

	%	%	%	%	%		%
Share of HSBC’s profit before tax	12.5	3.7	5.6	1.0	(0.1)		22.7
Cost efficiency ratio	32.8	28.8	39.9	40.0	109.1		35.9

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	33,649	20,399	21,420	3,443	1,753		80,664
Total assets	50,784	26,241	130,848	8,721	20,293		236,887
Customer accounts	106,425	32,998	18,216	9,126	191		166,956
Loans and advances to banks (net)[3]			42,107
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			59,936
Deposits by banks[3]			7,063

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) before tax by customer group (continued)

	Half-year to 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,365	598	196	37	(302)	151	2,045
Net fee income	347	206	227	50	2	–	832
Trading income/(expense) excluding net interest income	31	27	242	65	(65)	–	300
Net interest income/(expense) on trading activities	–	–	22	–	(5)	(151)	(134)
Net trading income/(expense)	31	27	264	65	(70)	(151)	166
Net income/(expense) from financial instruments designated at fair value	25	(40)	(2)	–	32	–	15
Gains less losses from financial investments	–	–	–	(3)	46	–	43
Dividend income	1	2	5	–	4	–	12
Net earned insurance premiums	1,418	40	10	–	–	–	1,468
Other operating income	113	17	40	8	324	(120)	382

Total operating income	3,300	850	740	157	36	(120)	4,963
Net insurance claims[1]	(1,288)	(16)	(4)	–	–	–	(1,308)

Net operating income before loan impairment charges and other credit risk provisions	2,012	834	736	157	36	(120)	3,655
Loan impairment (charges)/recoveries and other credit risk provisions	(36)	(58)	3	–	1	–	(90)

Net operating income	1,976	776	739	157	37	(120)	3,565
Total operating expenses	(680)	(215)	(415)	(78)	(218)	120	(1,486)

Operating profit/(loss)	1,296	561	324	79	(181)	–	2,079
Share of profit in associates and joint ventures	1	–	–	–	18	–	19

Profit/(loss) before tax	1,297	561	324	79	(163)	–	2,098

	%	%	%	%	%		%
Share of HSBC’s profit before tax	12.6	5.4	3.1	0.8	(1.6)		20.3
Cost efficiency ratio	33.8	25.8	56.4	49.7	605.6		40.7

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	34,318	20,292	23,712	3,107	1,779		83,208
Total assets	52,797	25,625	133,005	7,621	16,328		235,376
Customer accounts	105,801	37,417	21,070	9,216	222		173,726
Loans and advances to banks (net)[3]			39,164
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			63,813
Deposits by banks[3]			4,373

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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Rest of Asia-Pacific (including the Middle East)

Profit/(loss) before tax by customer group and by country

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Personal Financial Services	205	252	125
Commercial Banking	498	406	412
Corporate, Investment Banking and Markets	839	531	676
Private Banking	48	43	35
Other	67	48	46

	1,657	1,280	1,294

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Australia and New Zealand	62	71	40
Brunei	16	17	18
India	215	108	104
Indonesia	27	55	58
Japan	25	(7)	6
Mainland China	280	161	173
Malaysia	128	103	133
Middle East (excluding Saudi Arabia)	378	204	277
Philippines	43	19	22
Saudi Arabia	181	128	108
Singapore	185	141	148
South Korea	48	55	39
Taiwan	(43)	48	20
Thailand	24	31	30
Other	88	146	118

	1,657	1,280	1,294

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H S B C   H O L D I N G S   P L C

Financial Review(continued)

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m

Net interest income	1,479	1,157	1,255
Net fee income	785	632	708
Net trading income	551	387	473
Net income/(expense) from financial instruments designated at fair value	(5)	14	44
Gains less losses from financial investments	27	2	16
Dividend income	–	4	1
Net earned insurance premiums	89	29	126
Other operating income	288	131	204

Total operating income	3,214	2,356	2,827
Net insurance claims incurred and movement in policyholders’ liabilities	(63)	(37)	(129)

Net operating income before loan impairment charges and other credit risk provisions	3,151	2,319	2,698
Loan impairment charges and other credit risk provisions	(271)	(23)	(111)

Net operating income	2,880	2,296	2,587
Total operating expenses	(1,609)	(1,264)	(1,498)

Operating profit	1,271	1,032	1,089
Share of profit in associates and joint ventures	386	248	205

Profit before tax	1,657	1,280	1,294

	%	%	%
Share of HSBC’s profit before tax	13.2	12.0	12.5
Cost efficiency ratio	51.1	54.5	55.5
Period-end staff numbers (full-time equivalent)	63,299	48,026	55,577

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	74,839	67,025	70,016
Loans and advances to banks (net)	26,459	19,833	19,559
Trading assets, financial instruments designated at fair value, and financial investments[2]	38,538	32,951	32,122
Total assets	168,857	134,693	142,014
Deposits by banks	9,179	9,970	7,439
Customer accounts	97,259	84,155	89,118

1	Third party only.

2	Includes financial assets which may be repledged or resold by counterparties.

Mainland China’s economy continued to grow strongly, with GDP rising by an estimated 10 per cent in the first half of 2006. Despite the government’s intention to rebalance growth from investment to consumption, the economy continued to be driven mainly by investment and exports. Urban fixed asset investment rose by about 30 per cent in the first half of 2006 –well above the government’s projection of 18 per cent for the whole year. Retail sales continued to rise strongly and export growth also accelerated, seemingly untouched by the effects of higher oil prices and the currency’s appreciation. The decisions to increase the administered lending rate by 0.27 per cent in April 2006 and raise the banks’ reserve requirement ratio by 0.5 per cent to 8 per cent in May reflected the government’s determination to curb investment growth. While investment growth remains rapid, further tightening is expected in a combination of rate increases, quantitative measures and administrative controls. However, investment growth is unlikely to slow dramatically in 2006 given the volume and size of new projects that began in the first half of the year. Despite strong growth, the inflationary environment remained benign, with consumer prices rising less than 2 per cent.

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Having expanded in each of the previous three years, Japan’s economy grew in the first half of 2006 and looks set to break the postwar record for uninterrupted expansion. Exports rose steadily, while growth of consumer spending and private capital investment remained firm. The unemployment rate fell to an eight-year low of 4 per cent in May 2006. Core consumer prices began rising steadily in November 2005, which led the Bank of Japan to terminate its quantitative easing policy in March 2006. In the corporate and household sectors, borrowing levels began to recover as the restructuring of company balance sheets was largely completed and demand for investment spending strengthened.

Elsewhere in the Asia-Pacific region, most economies continued to perform impressively in the first half of 2006, particularly India and Singapore. The main drivers of growth were exports, demand for technology and domestic consumption, with the latter supported by further declines in unemployment rates around the region. Investment demand, by contrast, lagged. Taiwan benefited from very strong export performance, although growth in domestic demand remained sluggish. Having developed at a rapid rate from a very low base, the credit card market in Taiwan experienced severe payment difficulties in 2006. South Korea achieved a more balanced performance in domestic demand and exports. Despite strong domestic growth and continued firmness in energy prices, inflation performance was mixed. Price pressures increased most in Indonesia and Thailand, where fuel subsidies were lowered or removed. Central banks in both these countries had increased rates substantially, although subsequently the Bank of Indonesia began to ease policy. In the Philippines, inflation fell slightly but remained uncomfortably high, while the recent trend of declining inflation rates continued in South Korea and Taiwan. Most Asian currencies ended the first half of 2006 stronger against the US dollar.

Growth in the Middle East remained strong in the first half of 2006, despite the large corrections suffered by many of the region’s stock markets. Growth continued to be driven by high government spending of rapidly expanding oil revenues, which acted as a stimulus to trade, real estate, transportation and tourism. The gradual process towards economic reform in the region continued to focus on boosting growth in the non-oil sectors, largely by encouraging private sector investment in both established and new sectors of the region’s economy. Interest rates rose in line with US rate increases, but credit growth remained strong. Inflationary pressures in the region generally intensified.

HSBC’s operations in the Rest of Asia-Pacific reported a pre-tax profit of US$1,657 million compared with US$1,280 million in the first half of 2005, an increase of 29 per cent. On an underlying basis, pre-tax profits grew by 23 per cent, with the major change in composition of the Group being the additional stake purchased in Ping An Insurance in August 2005 which made the company a 19.9 per cent owned associate of HSBC’s.

The continued growth in this region reflected HSBC’s focus on emerging markets. Underlying net operating income increased by 26 per cent, notwithstanding a significant rise in loan impairment charges, mainly from industry-wide weakening in the credit card book in Taiwan. Strong increases in total operating income were reported in the Middle East, India, Japan, Singapore and Malaysia. HSBC’s strategic investments in mainland China, Bank of Communication and Industrial Bank, contributed to a 23 per cent underlying increase in income from associates.

The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax profit of US$205 million, a decrease of 50 per cent compared with the first half of 2005. Net operating income increased due to balance sheet growth and higher fee income, but this was largely offset by significantly higher loan impairment charges incurred in Taiwan and Indonesia. Expenses rose in support of business expansion and income from associates increased.

HSBC continued to expand its operations across the region. Over 1.1 million new customers were added since 30 June 2005 as investments continued in growing the sales force, new branch openings, system development, launching the consumer finance business and marketing.

Net interest income of US$720 million was 27 per cent higher, driven by strong growth in both asset and deposit balances, together with widening liability spreads. Asset spreads declined, however, reflecting rising funding costs and competitive market conditions.

Overall, average deposit balances rose by 14 per cent, mainly driven by growth in the HSBC Premier business, which achieved a 38 per cent increase in the number of account holders and generated US$3.3 billion of additional average balances. There was particularly strong deposit growth in Indonesia, mainland China, the Middle East and Singapore. The continued expansion of HSBC’s network in mainland China was the primary driver behind the 45 per cent

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

rise in average balances while, in the Middle East, average deposit balances rose by 20 per cent, the result of a deposit-raising campaign and new product offers. Promotional activity in Singapore increased demand for time deposits and led to an 18 per cent rise in average deposit balances. Deposit spreads widened in the majority of the countries in the Rest of Asia-Pacific as interest rates rose, complementing the income benefits of higher balances.

HSBC’s credit card business continued to expand in most countries across the region, as cardholder spending grew by 24 per cent and average balances rose by 27 per cent to US$3.0 billion. In particular, there was significant expansion of the cards business in Indonesia, Malaysia and the Philippines, due to increased levels of sales and marketing activity. The number of cards in circulation across the region rose by 23 per cent, with 6.7 million cards in force at the end of June 2006. Higher card balances helped drive increased net interest income in Malaysia, Indonesia, the Philippines, Australia and India. Spreads generally narrowed, however, largely due to rising funding costs, and this partly offset the benefit of the higher asset base.

Average mortgage balances rose by 16 per cent to US$18.6 billion in the Rest of Asia-Pacific. In India, the 39 per cent increase mainly resulted from higher volumes generated by the direct sales force and from increased marketing. In South Korea, the 36 per cent growth was driven by competitive pricing and this factor, combined with increased marketing activity, contributed to higher mortgage lending in Singapore. In Taiwan, increased emphasis was placed on growing the mortgage business against the backdrop of a challenging unsecured lending market, with balances rising strongly as a result. Despite highly competitive conditions in Malaysia, where competitors reduced prices in order to grow market share, average balances rose by 14 per cent and spreads widened, largely due to the continued promotion and success of the Homesmart product. In mainland China, HSBC was the first foreign bank to launch a new fixed rate mortgage, attracting US$48 million of approved loans. The income benefits of higher balances across the region were partly offset by lower spreads due to increased funding costs and generally competitive market conditions.

Net fee income increased by 31 per cent to US$259 million. Credit card fee income rose in response to robust growth in cardholder spending. Strong demand for investment products, resulting from favourable stock market conditions in the first part of the year, and the launch of new investment funds, drove significantly higher fee income in India, Singapore, Taiwan and South Korea. The demand for investment products such as unit trusts, bonds and structured notes continued across the region, with sales increasing by 28 per cent and fee income by 60 per cent. Total funds under management rose by 19 per cent to US$9.2 billion, largely attributable to the continued emphasis placed on wealth management services during the first half of the year. HSBC Bank Malaysia Berhad maintained its position as the leading international institutional unit trust agent in the country.

HSBC continued to expand its insurance business in the Rest of Asia-Pacific, and new initiatives were developed to increase sales, such as the credit card payment option in India for non-life insurance policies and higher levels of telemarketing in Taiwan. In Singapore, sales of life products continued to be strong. The number of policies in force grew by 36 per cent across the region, generating higher income.

Loan impairment charges and other credit risk provisions rose to US$289 million, mainly driven by higher charges for personal lending in Taiwan and Indonesia, which increased by US$135 million and US$41 million respectively. Across the region, growth in personal unsecured lending and credit card balances also contributed to the increase, though underlying credit quality remained generally stable. In Taiwan, regulatory changes restricting collection activities and a mandatory easing of payment terms for delinquent borrowers under a government debt negotiation mechanism, coupled with a deteriorating credit environment, led to higher collectively assessed impairment charges against credit card lending. Of the US$152 million loan impairment charges in Taiwan, US$133 million related to credit cards. In Indonesia, changes in the minimum repayment amounts, along with a significant reduction in the government subsidy of fuel prices, led to increased delinquency rates on credit cards.

Operating expenses rose by 27 per cent to US$707 million. Staff costs rose due to increased headcount from expansion of the sales and support functions. Higher marketing costs were incurred to drive sales and promote the HSBC brand, with specific campaigns run to increase customer numbers, grow market share in credit cards, mortgages and other personal lending and attract new deposit balances. Branch expansion in mainland China, India, South Korea and the Middle East led to higher premises costs. The establishment of consumer finance businesses in several countries across the region also contributed to the expense growth. Overall, the cost efficiency ratio in the

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region improved notwithstanding the increased costs incurred in supporting business expansion.

There were increased contributions from HSBC’s investments in Bank of Communications and Industrial Bank in mainland China which, together with robust growth in both equity broking and core banking activities in The Saudi British Bank, resulted in higher income from associates.

Commercial Banking reported a pre-tax profit of US$498 million, 22 per cent more than in the first half of 2005. Balance sheet growth and higher deposit spreads led to a rise in net operating income which exceeded that in operating expenses.

Net interest income increased by 39 per cent to US$400 million, reflecting deposit and loan growth in a number of countries, together with higher liability spreads following interest rate rises. In the Middle East, Singapore and Malaysia interest rate rises triggered strong demand for current account and deposit products.

The Middle East and Malaysia also benefited from asset growth. In the Middle East, economic expansion led to strong demand for credit and resulted in a 35 per cent increase in lending balances, though competitive pressure caused asset spreads to fall by 61 basis points. In Malaysia, marketing activity and a 6 per cent increase in customers contributed to rises of 30 per cent in advances and 10 per cent in trade finance balances.

In India, HSBC focused its SME strategy on attracting new customers by supporting their international banking requirements through the provision of transactional banking services. Lending balances grew by 51 per cent, reflecting growth in corporate loans and trade lending, while asset spreads increased by 46 basis points. During the first half of 2006, a number of Commercial Banking customers raised capital from IPOs. Investors’ funds were deposited in escrow accounts, which led to a 12 per cent increase in average liability balances.

In Mauritius, net interest income increased by 82 per cent. Deposits more than doubled as HSBC attracted offshore funds from customers seeking to invest in India and mainland China. Rising interest rates widened deposit spreads.

Net fee income grew by 11 per cent to US$162 million, primarily in the Middle East, where a rise in business volumes led to higher corporate guarantee fees and income from trade services increased by 12 per cent.

Trading income rose by 40 per cent to US$43 million, driven by higher foreign exchange trading volumes in Malaysia and the Middle East, together with increased sales of currency risk management products in India.

There was a net release of loan impairment allowances of US$19 million following significant releases of individually assessed allowances in mainland China and Australia. However, regional lending growth and sizeable charges against individual clients in mainland China and Thailand led to a 62 per cent fall in net releases. Underlying credit quality remained strong throughout the region.

Operating expenses were 25 per cent higher than in the first half of 2005, although the cost efficiency ratio improved by 1.7 percentage points to 41 per cent. Costs in the Middle East increased by 35 per cent, largely because of the recruitment of sales and support staff to aid business expansion which, with higher income, caused both incentive payments and infrastructure costs to rise. In mainland China, the extension of the branch network during 2005 contributed to a 40 per cent increase in staff numbers, while in South Korea, business expansion led to higher staff numbers and a significant rise in marketing expenses.

Income from associates increased by 31 per cent, principally due to a doubling of Commercial Banking income in The Saudi British Bank. Income from Bank of Communications and Industrial Bank also increased.

Corporate, Investment Banking and Markets reported a pre-tax profit of US$839 million, an increase of 57 per cent compared with the first half of 2005. The continued income growth reflected HSBC’s strength in emerging markets and its extensive distribution capabilities. Positive revenue trends were reported across most countries, with strong increases in India, Japan, Taiwan, Singapore and the Middle East. The cost efficiency ratio improved by 8 percentage points to 35 per cent as operating income growth exceeded that of operating costs.

Net interest income rose by 25 per cent to US$405 million. In the Middle East, strong economic growth coupled with regional infrastructure investment resulted in a significant rise in deposit balances and customer advances.

The payments and cash management business reported net interest income increases in all countries, primarily due to higher deposit balances and improved spreads following rises in interest rates. Significant contributions were made by businesses in Singapore, mainland China, the Middle East and India.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

The securities services business benefited from higher customer volumes and buoyant local markets, which resulted in higher net interest income in India, Taiwan, South Korea and Japan.

Net fees increased by 37 per cent, primarily due to strong growth in Global Transaction Banking and Group Investment Businesses, driven by improved investment sentiment in the first quarter and a significant increase in performance fees. Assets under custody grew by 39 per cent.

Net trading income of US$348 million increased by 53 per cent, due to higher revenues from structured derivatives, foreign exchange and Credit and Rates. Volatile local currencies, together with higher volumes of investment inflows, also generated foreign exchange revenue growth in Taiwan, South Korea, Malaysia and India.

In the Middle East there was strong demand for structured interest rate products from institutional customers. Increased demand for risk management advisory products and services resulted in higher volumes as corporate clients continued to hedge exposure.

An increase in gains from the disposal of investments reflected higher income from the sale of securities in the Philippines and the non-recurrence of losses on the disposal of US dollar securities in Japan in January 2005. In the first half of 2005, the business also recorded income from the disposal of the asset management business in Australia.

A small net loan impairment charge compared unfavourably with a small net release in the equivalent period in 2005.

Operating expenses increased by 14 per cent on the first half of 2005 to US$400 million, in part from higher performance-related incentives which were a consequence of the robust growth in operating income. Operational costs in Global Transaction Banking increased due to significantly higher volumes in the payments and cash management and securities services businesses.

In the Middle East, higher staff costs reflected additional recruitment to support the expansion of capabilities across various businesses.

The share of profits in associates and joint ventures increased by 37 per cent, primarily reflecting higher contributions from HSBC’s investments in Bank of Communications and The Saudi British Bank.

Private Banking reported a pre-tax profit of US$48 million, an increase of 9 per cent compared with the first half of 2005. Revenues grew strongly in most countries, supported by continuing investment, which contributed to modest cost rises in the region. Pre-tax profit growth was strongest in Singapore, though increases were recorded in most countries in the Rest of Asia-Pacific, including profits from the onshore operations launched in Dubai and India during 2005.

Net interest income rose by 26 per cent to US$18 million. Deposits rose by 22 per cent, with growth in most countries. Lending also grew, by 14 per cent, predominantly in Singapore where it reflected customer interest in the buoyant local property market.

Fee income rose by 75 per cent, largely from growth in core portfolio management fees and funds under management. Efforts to increase the proportion of the book in higher fee generating discretionary managed assets were a success. Increased brokerage volumes also contributed, reflecting new clients investing and a buoyant market for unit trusts. Trading income increased by 4 per cent, as bond and structured product trading grew.

Client assets rose by 15 per cent to US$14.9 billion. Front office recruitment, an expansion of the product range and momentum in the onshore operations in Dubai and India all contributed to the growth, together with strong net new money inflows in the second half of 2005.

Operating expenses increased by 30 per cent. Continued investment in Japan and Taiwan, in addition to Dubai and India, added some 13 per cent to operating expenses, mainly from front office recruitment and expenditure on IT and infrastructure, and this was reflected in the 3 percentage point increase in the cost efficiency ratio.

In Other, gains on the sale of residential properties of US$9 million contributed to higher operating income. Increased activity at the Group Service Centres resulted in higher income and costs, while interest rate rises led to higher earnings on centrally held funds.

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Profit before tax by customer group

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	720	400	405	18	33	(97)	1,479
Net fee income	259	162	322	39	3	–	785
Trading income/(expense) excluding net interest income	28	43	376	43	(9)	–	481
Net interest income/(expense) on trading activities	1	–	(28)	–	–	97	70
Net trading income/(expense) .	29	43	348	43	(9)	97	551
Net income/(expense) from financial instruments designated at fair value	(9)	–	1	–	3	–	(5)
Gains less losses from financial investments	–	2	28	(1)	(2)	–	27
Net earned insurance premiums	77	12	–	–	–	–	89
Other operating income	11	4	43	1	273	(44)	288

Total operating income	1,087	623	1,147	100	301	(44)	3,214
Net insurance claims[1]	(57)	(6)	–	–	–	–	(63)

Net operating income before loan impairment charges and other credit risk provisions	1,030	617	1,147	100	301	(44)	3,151
Loan impairment (charges)/ recoveries and other credit risk provisions	(289)	19	(1)	–	–	–	(271)

Net operating income	741	636	1,146	100	301	(44)	2,880
Total operating expenses	(707)	(252)	(400)	(52)	(242)	44	(1,609)

Operating profit	34	384	746	48	59	–	1,271
Share of profit in associates and joint ventures	171	114	93	–	8	–	386

Profit before tax	205	498	839	48	67	–	1,657

	%	%	%	%	%		%
Share of HSBC’s profit before tax	1.6	4.0	6.7	0.4	0.5		13.2
Cost efficiency ratio	68.6	40.8	34.9	52.0	80.4		51.1

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	28,879	19,784	23,589	2,460	127		74,839
Total assets	32,806	23,737	97,571	6,299	8,444		168,857
Customer accounts	34,932	20,436	34,350	7,399	142		97,259
Loans and advances to banks (net)[3]			20,652
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			31,368
Deposits by banks[3]			8,527

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit before tax by customer group (continued)

	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	568	288	324	15	25	(63)	1,157
Net fee income	198	146	238	22	28	–	632
Trading income/(expense) excluding net interest income	28	32	252	41	(3)	–	350
Net interest income/(expense) on trading activities	(1)	(1)	(24)	–	–	63	37
Net trading income/(expense) .	27	31	228	41	(3)	63	387
Net income from financial instruments designated at fair value	5	–	7	–	2	–	14
Gains less losses from financial investments	–	2	(2)	1	1	–	2
Dividend income	–	–	–	–	4	–	4
Net earned insurance premiums	20	9	–	–	–	–	29
Other operating income	21	1	24	3	124	(42)	131

Total operating income	839	477	819	82	181	(42)	2,356
Net insurance claims[1]	(33)	(4)	–	–	–	–	(37)

Net operating income before loan impairment charges and other credit risk provisions	806	473	819	82	181	(42)	2,319
Loan impairment (charges)/ recoveries and other credit risk provisions	(76)	49	2	2	–	–	(23)

Net operating income	730	522	821	84	181	(42)	2,296
Total operating expenses	(559)	(202)	(357)	(41)	(147)	42	(1,264)

Operating profit	171	320	464	43	34	–	1,032
Share of profit in associates and joint ventures	81	86	67	–	14	–	248

Profit before tax	252	406	531	43	48	–	1,280

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.4	3.8	5.0	0.4	0.4		12.0
Cost efficiency ratio	69.4	42.7	43.6	50.0	81.2		54.5

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	25,047	17,549	22,036	2,295	98		67,025
Total assets	27,670	18,570	76,127	5,401	6,925		134,693
Customer accounts	30,138	16,293	30,797	6,852	75		84,155
Loans and advances to banks (net)[3]			16,346
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			27,902
Deposits by banks[3]			9,264

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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	Half-year to 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	640	343	290	15	29	(62)	1,255

Net fee income	221	161	260	21	45	–	708
Trading income/(expense) excluding net interest income	9	38	327	33	(4)	–	403
Net interest income on trading activities	2	–	3	–	3	62	70
Net trading income/(expense) .	11	38	330	33	(1)	62	473
Net income/(expense) from financial instruments designated at fair value	39	1	(3)	–	7	–	44
Gains less losses from financial investments	–	2	14	1	(1)	–	16
Dividend income	–	–	1	–	–	–	1
Net earned insurance premiums	114	12	–	–	–	–	126
Other operating income	16	8	58	1	163	(42)	204

Total operating income	1,041	565	950	71	242	(42)	2,827
Net insurance claims[1]	(124)	(5)	–	–	–	–	(129)

Net operating income before loan impairment charges and other credit risk provisions	917	560	950	71	242	(42)	2,698
Loan impairment (charges)/recoveries and other credit risk provisions	(160)	18	33	–	(2)	–	(111)

Net operating income	757	578	983	71	240	(42)	2,587
Total operating expenses	(686)	(250)	(376)	(36)	(192)	42	(1,498)

Operating profit	71	328	607	35	48	–	1,089
Share of profit/(loss) in associates and joint ventures	54	84	69	–	(2)	–	205

Profit before tax	125	412	676	35	46	–	1,294

	%	%	%	%	%		%
Share of HSBC’s profit before tax	1.2	4.0	6.5	0.3	0.5		12.5
Cost efficiency ratio	74.8	44.6	39.6	50.7	79.3		55.5

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	27,433	18,694	21,431	2,347	111		70,016
Total assets	32,224	22,570	76,026	5,359	5,835		142,014
Customer accounts	31,250	18,612	32,102	7,092	62		89,118
Loans and advances to banks (net)[3]			15,352
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			26,113
Deposits by banks[3]			7,041

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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Financial Review (continued)

North America

Profit/(loss) before tax by country within customer group
	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Personal Financial Services	3,307	2,667	2,094
United States	2,886	2,292	1,561
Canada	122	115	195
Mexico	284	244	326
Other	15	16	12

Commercial Banking	596	507	557
United States	206	192	255
Canada	220	191	212
Mexico	127	99	62
Other	43	25	28

Corporate, Investment Banking and Markets	458	379	395
United States	273	200	173
Canada	49	70	84
Mexico	105	84	108
Other	31	25	30

Private Banking	38	60	44
United States	37	59	45
Mexico	(1)	1	(1)
Other	2	–	–

Other	(127)	100	69
United States	(145)	116	42
Canada	2	–	(12)
Other	16	(16)	39

Total	4,272	3,713	3,159
United States	3,257	2,859	2,076
Canada	393	376	479
Mexico	515	428	495
Other	107	50	109

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Profit before tax
	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
North America	US$m	US$m	US$m

Net interest income	7,859	7,279	7,608
Net fee income	2,684	2,146	2,460
Net trading income	1,046	521	492
Net income from financial instruments designated at fair value	24	284	150
Gains less losses from financial investments	60	40	48
Dividend income	39	18	24
Net earned insurance premiums	317	290	312
Other operating income	397	240	500

Total operating income	12,426	10,818	11,594
Net insurance claims incurred and movement in policyholders’ liabilities	(173)	(173)	(160)

Net operating income before loan impairment charges and other credit risk provisions	12,253	10,645	11,434
Loan impairment charges and other credit risk provisions	(2,244)	(2,023)	(3,015)

Net operating income	10,009	8,622	8,419
Total operating expenses	(5,768)	(4,956)	(5,261)

Operating profit	4,241	3,666	3,158
Share of profit in associates and joint ventures	31	47	1

Profit before tax	4,272	3,713	3,159

	%	%	%
Share of HSBC’s profit before tax	34.1	34.9	30.6
Cost efficiency ratio	47.1	46.6	46.0
Period-end staff numbers (full-time equivalent)	77,667	72,638	75,926

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	282,118	240,243	264,934
Loans and advances to banks (net)	20,850	11,242	14,013
Trading assets, financial instruments designated at fair value, and financial investments[2]	151,649	116,403	122,492
Total assets	526,124	426,434	463,143
Deposits by banks	11,503	9,012	9,126
Customer accounts	143,498	114,017	125,830

1	Third party only.

2	Includes financial assets which may be repledged or resold by counterparties.

In the US, GDP growth in the second quarter of 2006 was a provisional 2.5 per cent, following a robust post-hurricane Katrina gain of 5.6 per cent in the first quarter. Consumer spending in the second quarter rose by 2.5 per cent, just over half of the growth rate recorded in the first quarter. Housing activity weakened significantly in the second quarter, with declines in residential investment of 6.3 per cent. Some of this apparent slowdown may reflect the impact of earlier increases in US interest rates. The unemployment rate averaged 4.7 per cent, Inflation rose in the first half of 2006 and, by May, core year-on-year CPI inflation was 2.4 per cent and headline CPI inflation was 4.2 per cent. The Federal Reserve raised short-term interest rates by 100 basis points in the first half of the year to 5.25 per cent, and 10-year bond yields rose from 4.4 per cent at the end of 2005 to 5.1 per cent at the end of June. Equity markets rose in the first four months of the year, but subsequent declines in May and June largely erased these gains, leaving the S&P500 index up 1.8 per cent over the period.

Annualised first quarter growth in Canada was 3.8 per cent. Spending on both consumer durables and housing was strong, and domestic demand is expected to remain robust. The unemployment rate averaged 6.4 per cent over the first five months of the year, the lowest level since 1976. The Canadian dollar appreciated by 4 per cent against the US dollar in the first half of 2006, suggesting that the outlook

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Financial Review (continued)

for net exports could be weaker than previously anticipated. The yearly core inflation rate rose from 1.6 per cent at the end of 2005 to 2.0 per cent, the midpoint of the Bank of Canada’s target range for inflation. Having raised interest rates by 1 per cent to 4.25 per cent during the first half of the year in response to headline inflation reaching 2.8 per cent, the upper end of its target range, the Bank of Canada indicated that it expected a pause in future interest rate increases.

Mexico’s GDP growth improved significantly in the first half of 2006 compared with the previous year, mostly in response to increased external demand from the US. Real GDP growth was 5.5 per cent year-on-year in the first quarter compared with an average annual growth rate of 3 per cent in 2005. The unemployment rate averaged 3.4 per cent in the first five months of 2006, improving from 3.7 per cent in the same period of 2005. Inflation eased from 3.9 per cent in January to 3 per cent in May. Record oil revenues combined with high non-oil export growth and increasing wage remittances to produce a healthy current account surplus in the first quarter of the year. A very strong balance of payments position and a balanced budget continue to bolster confidence ahead of the July presidential election.

HSBC’s operations in North America reported a pre-tax profit of US$4,272 million compared with US$3,713 million in the first half of 2005, an increase of 15 per cent. On an underlying basis, pre-tax profits grew by 11 per cent and underlying net operating income increased by 12 per cent, driven by asset growth in Personal Financial Services. In Commercial Banking, growth was largely attributable to increased lending and deposits. In Corporate, Investment Banking and Markets, strong trading results more than offset lower balance sheet management revenues, which were adversely affected by the cumulative flattening effect on the yield curve of progressive rises in short-term rates in major currencies. Operating expenses increased by 11 per cent as business expanded.

The commentary that follows is on an underlying basis.

Personal Financial Services generated a pre-tax profit of US$3,307 million, 19 per cent higher than in the first half of 2005. In the US, pre-tax profits rose by 21 per cent to US$2,886 million, reflecting strong balance sheet growth, higher fee income and lower loan impairment charges. The profit growth was achieved despite lower interest rate spreads on lending, which resulted from increased short-term funding rates, and additional costs of business expansion. Pre-tax profits in

Mexico grew by 14 per cent, led by strong loan and deposit growth and higher fee income, or by 25 per cent after adjusting for the transfer of a portfolio of customers to Commercial Banking.

Net interest income grew by 7 per cent to US$7,058 million, largely from increases in the US and Mexico. Strong balance sheet growth in the US drove a 6 per cent rise in net interest income, notwithstanding reduced spreads. Mortgage, credit card and motor vehicle financing balances grew strongly, although these volume benefits were partly offset by lower spreads as funding costs rose. Adjustment to the effective interest rate for introductory-rate offers on MasterCard and Visa credit card accounts under IFRSs resulted in a one-off revenue increment of US$90 million, based on improved information on behaviour over the expected relationship life.

There was continued emphasis on growing the deposit base in the US, in particular through the successful online savings product which, helped by increased marketing and competitive yields, attracted a further US$3.8 billion of incremental balances in the first half of 2006, of which US$3.3 billion came from new customers to the bank. The Group added over 16,000 new customers via the HSBC Premier savings product, and this attracted more than US$800 million of new balances. Expansion of the retail branch network continued with the opening of 6 new branches during the first half of the year. Customers migrated to higher yielding products, leading to a change in product mix and resulting in a narrowing of deposit spreads which partly offset the benefit of the higher balances.

Excluding mortgages held for sale, average mortgage balances in the US rose by 11 per cent to US$121.9 billion. The increase in balances was led by growth in the non-prime mortgage services business and branch-based consumer lending business. Prime mortgages originated and retained by the core banking network declined in response to HSBC’s ongoing strategy of selling the majority of new prime loan originations to government sponsored enterprises and private investors, along with a planned securitisation programme and the normal run-off of balances. The consequent change in mix, towards a higher proportion of non-prime mortgages, had a beneficial effect on yields which was reinforced by re-pricing initiatives, notwithstanding competitive pricing pressures. A higher proportion of second lien mortgage originations in 2005, which continued into 2006, also contributed to higher yields. The benefits of higher lending volumes and improved yields were,

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however, offset by increased funding costs in the rising interest rate environment.

In the mortgage services business, average balances rose by 40 per cent to US$48.6 billion, resulting from the continued trend towards increasing portfolio acquisitions of first and second lien mortgages and expanding sources for the purchase of loans from correspondents. New loan originations from portfolio acquisitions and correspondents rose by 36 and 47 per cent respectively compared with the first half of 2005.

In the branch-based consumer lending business, average balances grew by 14 per cent due to more actively marketed mortgage products, and through US$1.4 billion of portfolio purchases since 30 June 2005. Early mortgage repayments also declined as interest rates rose. In the core banking network, lower retail mortgage originations reflected market trends.

In the consumer finance credit cards business, average balances rose by 5 per cent to US$25.1 billion. The market remained highly competitive, with a number of lenders continuing to place considerable reliance on promotional offers to generate growth. As a result of a strategic decision to reduce the amount of its equivalent offers, HSBC grew the HSBC branded prime, Union Privilege and non-prime portfolios, largely from targeted marketing campaigns and the upgrading and relaunch of the Union Privilege product. The income benefit of higher balances was augmented by improved margins, in part due to the relative reduction in promotional balances. Yields increased from a combination of growth in non-prime balances and re-pricing initiatives on variable rate products, which more than offset higher funding costs.

In the retail services cards business, merchant relationships signed since June 2005, which included The Neiman Marcus Group, Bon Ton Stores Inc, OfficeMax and Boscov Department Stores, were the primary drivers of the 8 per cent rise in average balances to US$16.8 billion. The income benefit, however, was more than offset by lower spreads, as a large proportion of the loan book, priced at fixed rates, was affected by higher funding costs as interest rates rose. This was compounded by changes in the product mix which reflected strong growth in lower-yielding recreational vehicle and department store card balances, and competitive pricing pressures. Changes in contractual obligations also had an adverse effect on net interest income, but this was offset by lower partnership payments to merchants.

The market for motor vehicle financing remained highly competitive, with domestic manufacturers struggling with increased inventory levels and offering new incentive programmes to stimulate demand. Despite this, average loan balances grew by 15 per cent to US$11.8 billion. This was due to strong organic growth, mainly in the near-prime portfolio, which was driven by new loan originations from the dealer network and alliance channels and growth in the consumer direct loan programme. These volume benefits were largely offset by lower spreads, resulting from higher funding costs and lower yields. Yields fell as a result of a strategic decision taken to expand into the near-prime sector, the targeting of higher credit quality customers, and competitive pricing pressures caused by excess market capacity.

Increased levels of marketing activity, which included several large direct mailing campaigns, resulted in a 10 per cent rise in average personal loan balances in the consumer finance business. Continued stable conditions in the US economy, lower repayments and higher average loan amounts per customer also contributed to the overall increase. Spreads were in line with the first half of 2005.

In Mexico, net interest income rose by 20 per cent to US$569 million, excluding the transfer of customer accounts from Personal Financial Services to Commercial Banking. Strong growth in lending, led by mortgages and credit cards, was partly offset by narrowing deposit spreads. During the first half of the year, HSBC maintained its competitive advantage of achieving the lowest funding costs in the market in Mexico.

HSBC continued to be a market leader in customer deposit growth in Mexico, with a near 200 basis points rise in market share to 16.5 per cent, despite highly competitive conditions. The continuing success of ‘Tu Cuenta’, the first integrated financial services product of its kind offered locally, led to strong growth in low-cost deposits, with 214,000 new accounts opened in the first half of the year. Overall, there was a strong increase in deposit net interest income from robust growth in balances, particularly in non-interest bearing deposits. This led to an improvement in the overall mix, although the benefit was partly offset by narrowing spreads from falling short-term interest rates.

Strong sales of fixed-rate mortgage products in Mexico drove a 92 per cent increase in average mortgage balances to US$845 million. This reflected strong demand from first time buyers and product innovation, with HSBC being the first bank in the

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

country to offer pre-approved mortgages via the internet. Increased marketing activity, enhanced customer service and improvements in the processing of mortgage applications also contributed to the rise in balances. The strong growth in the internet-based product first launched in 2005, which enabled the direct sale of used cars between customers using HSBC’s financing and website as an intermediary, contributed to an 11 per cent rise in average vehicle loan balances. HSBC’s ability to grant pre-approved personal loans through its automatic teller machine (‘ATM’) network led average payroll loan balances to rise by 51 per cent, reflecting the Group’s strong position in the market.

Strong growth in average credit card balances, which rose 97 per cent to US$705 million, was achieved through the cross-sale of cards to ‘Tu Cuenta’ customers and targeted customer relationship campaigns to the existing client base. The number of cards in circulation at 30 June 2006 was 1.4 million, representing an 80 per cent increase since the equivalent date in 2005.

In Canada, net interest income grew by 17 per cent, due to widening deposit spreads and loan growth. Mortgage balances rose due to the continued strength of the housing market and the new business generated by Invis Inc., the mortgage broker company acquired in the second half of 2005. Branch expansion in the consumer finance business continued, which helped increase both secured and unsecured lending. In particular, new initiatives led to higher motor vehicle finance balances, while the launch of a MasterCard programme in 2005 generated increased credit card balances.

Net fee income grew by 18 per cent to US$2,084 million, with strong performances in the US and Mexico. In the US, the 16 per cent increase was largely led by the credit card and retail services businesses. Within the consumer finance credit cards business, fee income grew by 5 per cent, driven by increased transaction volumes, higher balances and improved interchange rates. Revenues from ancillary services rose, due to higher sales volumes, new product launches and expansion into new customer segments. These positive benefits were partly offset by limiting fees charged on non-prime accounts following the new Federal Financial Institutions Examination Council guidelines.

Within the US retail services business, net fee income rose, in part due to changes in contract obligations with certain merchants offset by higher revenue sharing payments reported under net interest income. Late fees from increased customer account balances also rose, contributing further to the growth of income over the comparable period in 2005.

In the US mortgage-banking business, the continued rise in interest rates led to lower levels of mortgage refinancing activity, which resulted in reduced amortisation charges and the subsequent release of temporary impairment provisions on mortgage servicing rights. Fee income within the US taxpayer financial services business grew, driven by increased product volumes and higher fee rates.

HSBC in Mexico reported a 20 per cent increase in fee income. Credit card fee income rose by 62 per cent, reflecting strong growth in the number of cards in circulation and improvements made in reducing card activation times. Continued strong growth in the number of ‘Tu Cuenta’ customers led to higher fee income, while ATM fee income rose significantly from increased transactional activity and the addition of 479 new ATMs, bringing the total number in HSBC’s network to 5,277. Mutual fund balances grew by 49 per cent and fee income rose, led by an expanded product offering and increased sales to the existing customer base. HSBC continued to operate the largest mutual fund for individual investors in Mexico. Strong sales of insurance products continued, with increased cross-selling both through the branch network and with other Personal Financial Services products containing insurance components. Overall, net premiums grew by 26 per cent, largely from high sales of individual life insurance products.

Trading income fell 5 per cent to US$244 million, primarily in the US. This was mainly due to a combination of lower mark-to-market revenues on derivatives which did not qualify for hedge accounting, and losses on derivatives used to hedge the value of mortgage servicing rights in the US banking business. Strong growth in foreign exchange volumes led to higher trading income in Mexico.

A US$20 million gain from financial investments reflected the US Personal Financial Services’ business share of proceeds arising from the MasterCard Incorporated IPO.

Loan impairment charges and other credit risk provisions of US$2,197 million were 3 per cent lower than in the first half of 2005. In the US, loan impairment charges fell, notwithstanding strong asset growth, as credit trends remained generally stable. Bankruptcy filings remained at historically low levels following the spike in the last quarter of 2005 which preceded changes in bankruptcy legislation. Increased levels of secured lending and the continued move to better credit quality customers

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also contributed to lower charges, in addition to a reduction in the estimated loss exposure for hurricane Katrina. Loan impairment charges as a percentage of gross customer advances fell from 1.2 per cent at 30 June 2005 to 1 per cent at 30 June 2006.

There was a slowdown in the US real estate market which was evidenced by a general slowing in the rate of appreciation in property values, an increase in the period of time that available properties remain on the market, and an upturn in loss severity on real estate sold. This slowdown had a limited impact on the business in the US. There was some weakening in credit quality in the real estate market and this was reflected in deteriorating performance in the mortgage services business, mainly due to the performance of certain loans originated in 2005, particularly second lien balances, and portions of the first lien portfolio.

In 2005 and continuing into 2006, there was a significant increase in the proportion of second lien mortgage loan originations to total loans originated in the mortgage services business compared with prior periods. Second lien mortgages originated in 2005 and in the first half of 2006 underperformed the first lien mortgages originated over this period. Accordingly, while overall credit quality remains stable across other parts of the US mortgage portfolios and other consumer finance businesses, higher losses are expected this year in the mortgage services business, largely resulting from the 2005 loan originations. Collective impairment allowances have been augmented to reflect the evident deterioration, and a wide range of initiatives has been implemented in this business to mitigate the impact of the affected components of the portfolio.

In Canada, higher charges were incurred in the consumer lending business, driven by growth in loan volumes. Loan impairment charges in Mexico rose as lending volumes, particularly in the consumer portfolios, grew in line with the strategic initiative to expand into new consumer finance segments.

Operating expenses grew by 10 per cent to US$4,207 million, most rapidly in Canada and the US.

In Canada, operating expenses grew by 23 per cent to US$298 million. Staff costs rose as headcount increased to support branch expansion and sales initiatives, and incentive costs reflected higher revenues. Premises and equipment costs rose as HSBC’s branch network expanded and the consumer finance business grew, while marketing costs increased in support of higher sales activity.

In the US, costs increased by 10 per cent to US$3,317 million. Costs in the consumer finance business rose, driven by staff costs, which increased in support of business growth, together with higher marketing and investment expenditure. The increase in operating income, however, surpassed the increase in expenses.

In HSBC Bank USA, N.A., investment in business expansion and new branches led to higher operating expenses, particularly staff costs. Marketing expenses rose as a result of the continued promotion of the on-line savings product, new branch openings and the branding initiative at John F. Kennedy International Airport in New York, which caused awareness of the HSBC brand almost to double compared with the comparable period in 2005. IT costs also increased as systems were enhanced and other administrative expenses rose in line with business growth.

In Mexico, operating expenses grew by 5 per cent, driven by a combination of higher staff and marketing costs. The former grew by 6 per cent, as additional employees were recruited to improve customer service levels within the branch network, and bonus costs increased as revenues rose. Marketing costs grew as a result of several customer promotions in connection with the inauguration of HSBC Mexico’s new corporate headquarters, Torre HSBC.

Commercial Banking’s pre-tax profits increased by 14 per cent to US$596 million as a result of lending and deposit growth, improved interest spreads and US real estate gains, which more than offset higher loan impairment charges and led to a 16 per cent increase in net operating income.

Net interest income increased by 29 per cent to US$847 million. In the US, net interest income grew by 13 per cent as HSBC continued to expand its geographical presence, notably in Washington DC, Philadelphia and New Jersey. This expansion, together with the appointment of additional relationship managers to meet the needs of HSBC’s small business clients, led to a 10 per cent increase in lending balances, while deposit balances rose by 32 per cent. A marketing campaign to promote BusinessSmart, a free current account, contributed to an 8 per cent increase in current account balances as the number of BusinessSmart accounts doubled to 88,000. Rising interest rates encouraged current account customers to transfer funds to higher yielding savings products and the resulting change in the business mix led to a 24 basis point narrowing of liability spreads. Loan spreads were in line with the first half of 2005.

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In Canada, net interest income increased by 14 per cent as average loan balances grew by 13 per cent, benefiting from HSBC’s reputation for market-leading customer service which contributed to strong customer demand. Increased customer numbers resulted in a 20 per cent increase in current account balances and a 28 per cent rise in average deposits. Interest rate rises led to a 17 basis point increase in deposit spreads, while lending spreads were broadly unchanged.

In Mexico, net interest income more than doubled. Deposit balances increased by 107 per cent, reflecting expansion into the SME deposit market combined with the net transfer of 36,000 business customers from the Personal Financial Services customer segment. Lower interest rates resulted in a 30 basis point fall in deposit spreads. Restructuring and improved customer segmentation led to enhanced customer service and product innovation. As a result, average lending balances increased by 46 per cent, reflecting higher advances to SMEs and strong demand in the rapidly growing real estate and residential construction sectors. Lending spreads were 27 basis points higher than in the first half of 2005.

Net interest income in Bermuda was 53 per cent higher, as interest rate rises widened deposit spreads and stimulated customer demand for savings. Deposit balances grew by 30 per cent, while increased cross-sales led to a 21 per cent rise in average lending balances.

Net fee income increased by 13 per cent to US$234 million. In Mexico, fees were 21 per cent higher than in the first half of 2005, benefiting from increased cross-sales. Cash management fees grew by 30 per cent as customer acquisition and product enhancements led to higher transaction volumes, while the launch of the ‘Estimulo’ combined loan and overdraft product in 2005 also contributed to higher income. HSBC increased its share of the trade services market as a result of strong cross-selling activity facilitated by the launch of new products and upgrades to existing services. Card acquiring fees more than doubled, as transaction volumes grew and merchant customer numbers increased. In Canada, growth in new lending business led to a 21 per cent rise in fee income.

Other operating income increased to US$53 million, representing profits on the sale of real estate investments in the US.

Loan impairment charges were US$42 million compared with a net release in the first half of 2005. Credit quality was generally strong in the US, Canada and Mexico, although lending growth throughout the region generated higher loan impairment charges.

Operating expenses increased by 26 per cent to US$546 million. In Mexico, costs increased by 66 per cent, partly as a result of customers transferred from Personal Financial Services. In addition, increased transaction volumes, which benefited income, led to correspondingly higher costs. In the US, operating expenses increased by 17 per cent, of which approximately half related to business expansion outside New York State. The recruitment of additional sales staff contributed to higher income and led to a 19 per cent rise in staff numbers. The US cost efficiency ratio improved by 1.8 percentage points as revenues grew at a faster rate than costs. In Canada, increased income led to higher incentive payments, while greater business activity resulted in higher staff numbers and a rise in non-staff costs.

Income from associates of US$30 million principally comprised Canadian private equity funds, which performed strongly. These funds, in which HSBC has maintained a minority interest, were established to provide institutional investors with access to private equity investment opportunities.

Corporate, Investment Banking and Markets reported a pre-tax profit of US$458 million, 20 per cent higher than in the first half of 2005. Balance sheet management revenues continued to be constrained by the flat interest rate yield curve environment. Notwithstanding the resultant decline in net interest income, total operating income rose due to significant increases in fees and trading revenues, as the investment made to strengthen HSBC’s presence in the region bore fruit. Operating expenses rose by 20 per cent on the first half of 2005 and remained broadly in line with the second half of 2005, reflecting the full-period effect of investment initiatives undertaken in the second half of 2005. The cost efficiency ratio improved by 3 percentage points compared with the first half of 2005.

Net interest income declined by 49 per cent to US$244 million. Balance sheet management income fell significantly, reflecting the cumulative impact of rising short-term rates and a flat yield curve in the US and a steepening of the interest rate curve in Mexico.

In the US, income from the payments and cash management business grew by 45 per cent, principally due to a 66 per cent growth in balances. HSBC’s operations in Mexico benefited from higher customer volumes and new client acquisitions, primarily driven by a broader product offering.

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Net fee income increased by 37 per cent. HSBC’s product offering was extended in this region by the enhancement of the advisory capabilities and the expansion of the capital markets financing businesses. These businesses contributed 67 per cent of the increase in net fee income, benefiting from a recurring flow of transactions within equity and debt capital markets and the newly expanded mortgage-backed securities business.

Global Transaction Banking fee revenues grew by 25 per cent due to higher volumes in securities services and payments and cash management. In Mexico, fees increased by more than 80 per cent as the expanded product range generated higher customer volumes.

Net trading income increased significantly to US$489 million. In Global Markets, a wider product offering and enhanced sales capabilities drove significant gains across all major client-related activities. Mortgage-backed securities revenue grew significantly, reflecting the first full half-year contribution from this business. Structured derivatives revenue nearly trebled due to increased volumes, in addition to the recognition of income deferred in the previous year as market inputs to valuation models became observable. Gains in the metals business reflected increased customer volumes, while higher income from foreign exchange arose from trading opportunities created by a weakening US dollar.

In Mexico, strong growth in trading income, particularly in Credit and Rates, was driven by a combination of successful positioning for a steepening yield curve and increased volumes.

Other income rose by 57 per cent, reflecting higher rental income from property leases by Amanah Finance.

Gains from financial investments were 38 per cent lower as income from the disposal of securities declined.

The overall credit environment remained stable. However, a net loan impairment release of US$25 million was below the level reported in the first half of 2005 which arose from low allowances and higher recoveries.

Operating expenses increased by 20 per cent to US$832 million compared with the first half of 2005 but were flat compared with the second half of 2005. In Global Markets, cost growth in the mortgage-backed securities, structured derivatives and equities businesses reflected the impact of investment in the second half of 2005, and performance incentives rose in line with revenue. Within Global Transaction

Banking, costs in the payments and cash management and the securities services businesses increased as business volumes grew and the support businesses were expanded.

Private Banking contributed pre-tax profits of US$38 million, a decrease of 35 per cent compared with the first half of 2005. Significant growth in core fees and commissions was offset by a US$29 million loan impairment charge relating to a single customer and the non-recurrence of US$9 million of income from the sale of a number of small trust accounts in 2005.

Net interest income increased by 10 per cent to US$104 million, reflecting strong balance sheet growth. Customer acquisition and increased investment by existing customers both contributed, in part due to the success of a deposit-raising campaign which generated US$2.5 billion of new funds. Overall, average deposit balances rose by 33 per cent, and average lending balances by 23 per cent. Spreads remained broadly in line with 2005.

Fees and commissions increased by 24 per cent, to US$120 million. The expansion of WTAS, and organic growth boosted by referrals, contributed US$19 million to the increase. Higher funds under management also helped grow fees.

Client assets rose by 10 per cent to US$47.5 billion. Steps taken to improve the distribution of higher fee earning discretionary managed assets helped generate net new money of US$1.7 billion. This included the Strategic Investment Solutions product, in which assets invested rose by 31 per cent to US$1.1 billion. Growth in this product also boosted trading income, which rose to US$7 million. This was partly offset by the non-recurrence of one-off income in 2005 arising from the sale of a number of small trust accounts.

Loan impairment charges in 2006 primarily related to a single impairment allowance.

Operating expenses of US$180 million were 15 per cent higher than in the first half of 2005. Productivity improvements following the reorganisation of the business in 2005 flowed through but were masked by the cost of recruiting front office staff in Private Banking and fee-generating staff in WTAS. The cost efficiency ratio improved by 1 percentage point compared with the first half of 2005.

Within Other, movements in the fair value of own debt and associated swaps led to a US$227 million fall in total operating income.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	7,058	847	244	104	(31)	(363)	7,859
Net fee income/(expense)	2,084	234	348	120	(102)	–	2,684
Trading income/(expense) excluding net interest income	144	11	453	7	(66)	–	549
Net interest income/(expense) on trading activities	100	–	36	–	(2)	363	497

Net trading income/(expense)	244	11	489	7	(68)	363	1,046
Net income/(expense) from financial instruments designated at fair value	–	–	35	–	(11)	–	24
Gains less losses from financial investments	20	9	29	3	(1)	–	60
Dividend income	5	–	33	–	1	–	39
Net earned insurance premiums	316	–	–	–	1	–	317
Other operating income	157	53	86	14	702	(615)	397

Total operating income	9,884	1,154	1,264	248	491	(615)	12,426
Net insurance claims[1]	(173)	–	–	–	–	–	(173)

Net operating income before loan impairment charges and other credit risk provisions	9,711	1,154	1,264	248	491	(615)	12,253
Loan impairment (charges)/recoveries and other credit risk provisions	(2,197)	(42)	25	(30)	–	–	(2,244)

Net operating income	7,514	1,112	1,289	218	491	(615)	10,009
Total operating expenses	(4,207)	(546)	(832)	(180)	(618)	615	(5,768)

Operating profit/(loss)	3,307	566	457	38	(127)	–	4,241
Share of profit in associates and joint ventures	–	30	1	–	–	–	31

Profit/(loss) before tax	3,307	596	458	38	(127)	–	4,272

	%	%	%	%	%		%
Share of HSBC’s profit before tax	26.4	4.8	3.7	0.3	(1.1)		34.1
Cost efficiency ratio	43.3	47.3	65.8	72.6	125.9		47.1
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	223,130	35,151	18,857	4,980	–		282,118
Total assets	255,526	43,921	218,877	5,874	1,926		526,124
Customer accounts	63,729	34,627	32,961	12,084	97		143,498
Loans and advances to banks (net)[3]			18,848
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			141,823
Deposits by banks[3]			9,573

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	6,235	638	466	95	(50)	(105)	7,279
Net fee income/(expense)	1,649	203	252	97	(55)	–	2,146
Trading income excluding net interest income	156	6	98	1	–	–	261
Net interest income on trading activities	99	20	36	–	–	105	260
Net trading income	255	26	134	1	–	105	521
Net income from financial instruments designated at fair value	–	–	19	–	265	–	284
Gains less losses from financial investments	(1)	(6)	47	(1)	1	–	40
Dividend income	2	–	16	–	–	–	18
Net earned insurance premiums	290	–	–	–	–	–	290
Other operating income	123	30	54	22	585	(574)	240

Total operating income	8,553	891	988	214	746	(574)	10,818
Net insurance claims[1]	(173)	–	–	–	–	–	(173)

Net operating income before loan impairment charges and other credit risk provisions	8,380	891	988	214	746	(574)	10,645
Loan impairment (charges)/recoveries and other credit risk provisions	(2,097)	40	32	2	–	–	(2,023)

Net operating income	6,283	931	1,020	216	746	(574)	8,622
Total operating expenses	(3,616)	(424)	(684)	(156)	(650)	574	(4,956)

Operating profit	2,667	507	336	60	96	–	3,666
Share of profit in associates and joint ventures	–	–	43	–	4	–	47

Profit before tax	2,667	507	379	60	100	–	3,713

	%	%	%	%	%		%
Share of HSBC’s profit before tax	25.1	4.8	3.6	0.6	0.8		34.9
Cost efficiency ratio	43.2	47.6	69.2	72.9	87.1		46.6
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	194,216	30,362	11,657	4,008	–		240,243
Total assets	231,980	38,001	151,021	5,094	338		426,434
Customer accounts	54,293	22,503	28,566	8,655	–		114,017
Loans and advances to banks (net)[3]			8,362
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			102,943
Deposits by banks[3]			8,531

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group (continued)

	Half-year to 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,518	811	376	95	(65)	(127)	7,608
Net fee income/(expense)	1,862	222	374	106	(104)	–	2,460
Trading income excluding net interest income	4	6	70	9	21	–	110
Net interest income/ (expense) on trading activities	111	(24)	189	–	(21)	127	382
Net trading income/(expense)	115	(18)	259	9	–	127	492
Net income/(expense) from financial instruments designated at fair value	10	–	4	(1)	137	–	150
Gains less losses from financial investments	23	7	17	1	–	–	48
Dividend income	7	–	17	–	–	–	24
Net earned insurance premiums	313	–	–	–	(1)	–	312
Other operating income	162	77	151	12	694	(596)	500

Total operating income	9,010	1,099	1,198	222	661	(596)	11,594
Net insurance claims[1]	(161)	–	–	–	1	–	(160)

Net operating income before loan impairment charges and other credit risk provisions	8,849	1,099	1,198	222	662	(596)	11,434
Loan impairment (charges)/recoveries and other credit risk provisions	(2,989)	(53)	28	–	(1)	–	(3,015)

Net operating income	5,860	1,046	1,226	222	661	(596)	8,419
Total operating expenses	(3,766)	(489)	(827)	(178)	(597)	596	(5,261)

Operating profit	2,094	557	399	44	64	–	3,158
Share of profit/(loss) in associates and joint ventures	–	–	(4)	–	5	–	1

Profit before tax	2,094	557	395	44	69	–	3,159

	%	%	%	%	%		%
Share of HSBC’s profit before tax	20.3	5.4	3.8	0.4	0.7		30.6
Cost efficiency ratio	42.6	44.5	69.0	80.2	90.2		46.0
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	212,058	32,700	15,250	4,926	–		264,934
Total assets	247,928	40,821	168,524	5,870	–		463,143
Customer accounts	57,401	26,324	32,514	9,590	1		125,830
Loans and advances to banks (net)[3]			13,658
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			112,000
Deposits by banks[3]			8,561

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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South America

Profit/(loss) before tax by country within customer group

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Personal Financial Services	64	80	126
Brazil	42	67	100
Argentina	23	27	10
Other	(1)	(14)	16
Commercial Banking	105	90	95
Brazil	82	73	74
Argentina	21	18	17
Other	2	(1)	4
Corporate, Investment Banking and Markets	168	82	64
Brazil	124	58	37
Argentina	37	26	30
Other	7	(2)	(3)
Private Banking	3	1	–
Brazil	3	1	–
Other	(6)	89	20
Brazil	–	(14)	10
Argentina	2	94	22
Other	(8)	9	(12)

Total	334	342	305
Brazil	251	185	221
Argentina	83	165	79
Other	–	(8)	5

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
South America	US$m	US$m	US$m

Net interest income	1,141	805	945
Net fee income	398	265	272
Net trading income	171	218	191
Net income from financial instruments designated at fair value	106	46	140
Gains less losses from financial investments	18	38	1
Dividend income	3	2	2
Net earned insurance premiums	443	341	405
Other operating income	9	38	150

Total operating income	2,289	1,753	2,106
Net insurance claims incurred and movement in policyholders’ liabilities	(433)	(297)	(394)

Net operating income before loan impairment charges and other credit risk provisions	1,856	1,456	1,712
Loan impairment charges and other credit risk provisions	(370)	(242)	(312)

Net operating income	1,486	1,214	1,400
Total operating expenses	(1,152)	(872)	(1,095)

Operating profit	334	342	305
Share of profit in associates and joint ventures	–	–	–

Profit before tax	334	342	305

	%	%	%
Share of HSBC’s profit before tax	2.7	3.2	3.0
Cost efficiency ratio	62.1	59.9	64.0
Period-end staff numbers (full-time equivalent)	33,952	31,644	33,282

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	11,699	9,270	9,307
Loans and advances to banks (net)	5,321	4,803	5,282
Trading assets, financial instruments designated at fair value, and financial investments[2]	7,153	5,923	6,680
Total assets	28,768	23,783	24,734
Deposits by banks	858	2,091	1,252
Customer accounts	20,085	14,925	16,545

1	Third party only.

2	Includes financial assets which may be repledged or resold by counterparties.

Brazil registered a moderate rebound in economic activity in the first half of 2006, with real GDP growing 3.4 per cent year-on-year. In contrast to recent years, growth was driven by domestic demand rather than net exports. Investment grew 9 per cent year-on-year in the first quarter of 2006, supported by a combination of lower interest rates and the Real strengthening, which helped to reduce prices of capital goods. Consumer spending growth was 4 per cent year-on-year, fuelled by monetary easing and an expansionary fiscal policy. The unemployment rate averaged 10.1 per cent in the first half of 2006, down slightly on the 10.3 per cent recorded in the same period of 2005. Inflation continued to improve, with consumer prices rising at an average rate of 4.0 per cent in the first six months of the year, down from an average of 5.7 per cent in 2005. The fiscal position remained weak and the trade surplus began to decline, but a healthy balance of payments position and growing foreign exchange reserves reduced Brazil’s vulnerability to external shocks.

Argentina’s growth slowed slightly to 8 per cent in the first five months of 2006 from 9.2 per cent in 2005. Inflation stabilised at around 11 per cent, and the first quarter’s unemployment rate was 11.4 per cent compared with 13 per cent for the same period in 2005. The main tenets of economic policy continued to be a very competitive real exchange rate, a strong primary fiscal surplus and income distribution policies. Volatility in global financial markets in May

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and June had limited impact on the economy: Argentina posted strong data in May on construction and industrial activity, interest rates increased only marginally, and the currency weakened slightly. In sharp contrast to the 1990s, the vulnerability of the real economy to external liquidity shocks was low, due to the trade and budget surpluses. Lower financing needs following the past debt restructuring and the debt pre-payment to the IMF, a high national savings ratio (25 per cent of GDP) and low levels of borrowing also helped.

HSBC’s operations in South America reported a pre-tax profit of US$334 million compared with US$342 million in the first half of 2005, a decrease of 2 per cent. On an underlying basis, pre-tax profits declined by 11 per cent. This was primarily the result of the non-recurrence of coverage bond receipts and other items related to the 2001 sovereign debt default and subsequent asymmetrical pesification. Excluding this, profit before tax increased by 18 per cent, with net operating income increasing by 15 per cent and operating expenses increasing by 14 per cent. Corporate, Investment Banking and Markets delivered a strong performance, driven by growth in fee and trading income. In April 2006, HSBC acquired Banca Nazionale, a retail bank in Argentina.

The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax profit of US$64 million, 29 per cent lower than the first half of 2005, as increased income was more than offset by higher costs and loan impairment charges.

Net interest income rose by 9 per cent. In Brazil, low inflation and an improved economic outlook contributed to strong growth in vehicle finance loans, personal lending and credit card balances, reflecting increased consumer demand for credit. Customer numbers increased, although HSBC tightened its lending criteria and focused its efforts on attracting lower risk customers.

Vehicle finance loans increased by 35 per cent to nearly US$1.7 billion as HSBC continued to deepen its relationships with car dealerships. Dealer incentives helped HSBC to increase sales volumes, although this was partly achieved by reducing lending spreads.

Increased borrowings per customer led to a 14 per cent increase in personal lending balances to US$2.2 billion. Following their launch in 2005, pension-linked lending balances increased to US$195 million and payroll-linked loan balances rose by 72 per cent to US$216 million.

Credit cards in issue increased to 2.6 million and over 800,000 cards were issued in the first half of 2006, 46 per cent more than in the same period in 2005. Card utilisation also increased and, as a result, average card balances grew by 20 per cent. Lower interest rates and price increases in the second half of 2005 led to improved credit card spreads.

Net fee income was 13 per cent higher, principally in Brazil. There, customer recruitment led to a 13 per cent increase in HSBC’s current account base which, together with tariff increases and higher transaction volumes, contributed to a 21 per cent rise in current account and cash management fees. Higher lending volumes led to a 22 per cent increase in credit fees. The successful promotion of car loans and credit cards contributed to higher fees in Argentina.

The Argentine insurance business also grew, as increased advertising, the formation and deepening of alliances with established local consumer brands and internal cross-selling initiatives contributed to higher motor and home insurance premium income. Life insurance premiums linked to policyholders’ incomes increased as a result of higher customer salaries.

Loan impairment charges and other credit risk provisions rose by 21 per cent to US$321 million. In Brazil, lending growth and higher consumer and vehicle finance delinquency rates led to a 20 per cent increase in loan impairment charges, in line with market trends. Non-performing loans as a proportion of lending balances increased from 8.6 per cent to 9.7 per cent. In order to counteract the worsening credit environment, HSBC tightened its lending criteria, enhanced its credit analytics, prioritised secured lending ahead of unsecured advances and strengthened its credit operations. Lending growth led to a small increase in loan impairment charges in Argentina.

Operating expenses increased by 12 per cent. In Brazil, recruitment to support business expansion resulted in higher staff numbers which, together with union-agreed pay rises and incentive payments which rose in line with income, led to a 17 per cent increase in staff costs. Increased advertising activity, notably a regional campaign to increase brand awareness and a campaign to promote HSBC Premier, triggered a 50 per cent rise in marketing costs. Transactional taxes increased by 13 per cent as a result of higher operating income. In Argentina, costs rose by 19 per cent as pay rises agreed with unions in 2005 led to higher staff costs. The launch of various sales promotions and direct marketing campaigns increased marketing costs and contributed to the strong growth in operating income.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Commercial Banking reported pre-tax profits of US$105 million, 2 per cent higher than in the first half of 2005, as lending growth and increased fees were largely offset by higher loan impairment charges and operating costs. Net operating income increased by 15 per cent.

Net interest income rose by 15 per cent, principally due to asset growth and wider lending spreads in Brazil. Brazilian customer numbers grew by 9 per cent following expansion of the SME business and greater promotional activity. This led to rises of 14 per cent and 22 per cent in overdraft balances and term lending balances respectively. ‘Giro fácil’, a revolving loan and overdraft facility, continued to perform well and balances increased by 17 per cent. Lower Brazilian interest rates widened asset spreads. The continuing economic recovery in Argentina was reflected in strong demand for asset and liability products. As a result, lending and overdraft balances grew by 66 per cent and current account balances by 29 per cent. The number of Commercial Banking customers increased by 26 per cent.

Net fee income was 43 per cent higher than in the first half of 2005. In Brazil, effective cross-selling raised the average number of products per customer. Tariff increases and higher transaction volumes resulted in increased current account and cash management fees, while higher consumer spending and an increase in the number of merchant customers led to a 38 per cent rise in card acquiring fees. A marketing campaign promoting trade products helped generate a 60 per cent increase in trade services fee income.

Loan impairment charges and other credit risk provisions rose by 86 per cent, reflecting strong lending growth. In Brazil, some weakening of credit quality resulted in the proportion of impaired loans to assets rising from 1.7 per cent to 3.3 per cent. In order to counteract the worsening credit environment, HSBC increased the size of its debt collection operations and strengthened relationships between sales staff and the collections department. Underwriting scorecards were changed, sales staff incentives refined and prices increased in response to the revised credit environment. By contrast, in Argentina, net releases of loan impairment charges were in line with the first half of 2005.

Operating expenses of US$229 million were 22 per cent higher than the first half of 2005. In Brazil, the expansion of the SME business contributed to a 26 per cent increase in overall staff numbers which, together with union-agreed pay rises, led to higher staff costs. Greater marketing activity contributed to income growth and led to increased marketing and advertising expenses. Transactional taxes were 18 per cent higher. Costs in Argentina rose by 30 per cent, driven by accelerated business activity which led to a 12 per cent increase in staff numbers and higher non-staff costs.

Corporate, Investment Banking and Markets reported a pre-tax profit of US$168 million, an increase of 77 per cent compared with the first half of 2005, primarily due to strong growth in fee and trading income in Brazil.

Net interest income increased by 37 per cent to US$103 million. In Brazil, while the yield curve remained inverted, lower short-term rates resulted in an increase in balance sheet management revenue. In Argentina, higher net interest income was driven by higher volumes and a shift from inflation linked securities to higher yield instruments. Continuing economic growth and improved market confidence stimulated demand for credit, augmented by competitive pricing on longer-term debt.

Net fee income increased by 74 per cent, primarily due to increased performance-related fees on a BRIC equity fund. In addition, higher transaction volumes in debt and equity-linked capital markets reflected client confidence in HSBC’s investment banking expertise and investor risk appetite. Buoyant local equity markets and growth in new business resulted in higher HSBC securities services fees, as assets under custody grew significantly to US$43 billion.

Net trading income increased by 63 per cent. Higher revenues from trading activities in Brazil were attributable to the wider product range and enhanced delivery capabilities of Global Markets. Greater volatility in local markets resulted in higher business volumes, particularly in foreign exchange and currency derivatives. In Argentina, increased market confidence following the success of the sovereign debt restructuring resulted in higher revenues from securities trading.

Gains from the sale of financial investments more than doubled, largely due to the sale of government debt in Brazil.

A lower net release of loan impairment charges reflected the declining stock of non-performing loans in Argentina.

Operating expenses rose by 21 per cent to US$90 million, primarily driven by higher performance-related incentives in line with increased revenues and pay rises agreed with local unions. In Brazil, operational costs within the securities services business rose, due to higher business volumes.

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Private Banking reported a pre-tax profit of US$3 million, a modest increase on the first half of 2005. Growth was predominantly in Brazil, driven by the revenue and cost benefits of improved synergies with other customer groups, including cross-selling.

In Other, the non-recurrence of coverage bond receipts and other items related to the pesification in 2002 led to lower pre-tax profits.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	864	279	103	4	(2)	(107)	1,141
Net fee income	235	95	62	6	–	–	398
Trading income/(expense) excluding net interest income	(2)	5	78	–	–	–	81
Net interest income/ (expense)on trading activities	–	3	(20)	–	–	107	90
Net trading income/ (expense)	(2)	8	58	–	–	107	171
Net income from financial instruments designated at fair value	101	–	5	–	–	–	106
Gains less losses from financial investments	3	–	15	–	–	–	18
Dividend income	3	–	–	–	–	–	3

Net earned insurance premiums	398	12	33	–	–	–	443
Other operating income	10	2	1	–	5	(9)	9

Total operating income	1,612	396	277	10	3	(9)	2,289
Net insurance claims[1]	(400)	(8)	(25)	–	–	–	(433)

Net operating income before loan impairment charges and other credit risk provisions	1,212	388	252	10	3	(9)	1,856
Loan impairment (charges)/recoveries and other credit risk provisions	(321)	(54)	6	–	(1)	–	(370)

Net operating income	891	334	258	10	2	(9)	1,486
Total operating expenses	(827)	(229)	(90)	(7)	(8)	9	(1,152)

Operating profit/(loss)	64	105	168	3	(6)	–	334
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	64	105	168	3	(6)	–	334

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.5	0.9	1.3	–	–		2.7
Cost efficiency ratio	68.2	59.0	35.7	70.0	266.7		62.1
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]

Loans and advances to customers (net)	5,779	4,094	1,824	2	–		11,699
Total assets	10,462	5,466	12,785	37	18		28,768
Customer accounts	6,220	5,087	8,773	5	–		20,085
Loans and advances to banks (net)[3]			3,902
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			4,996
Deposits by banks[3]			394

1	Net insurance claims incurred and movement in policyholders’ liabilities.

2	Third party only.

3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

4	Includes financial assets which may be repledged or resold by counterparties.

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	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	684	208	67	2	22	(178)	805
Net fee income	171	56	30	5	3	–	265
Trading income excluding net interest income	4	1	38	–	1	–	44
Net interest income/ (expense) on trading activities	(1)	4	(8)	–	1	178	174
Net trading income	3	5	30	–	2	178	218
Net income/(expense) from financial instruments designated at fair value	47	–	(1)	–	–	–	46
Gains less losses from financial investments	–	–	7	–	31	–	38
Dividend income	2	–	–	–	–	–	2
Net earned insurance premiums	298	11	33	–	(1)	–	341
Other operating income/(expense)	6	(2)	(1)	–	39	(4)	38

Total operating income	1,211	278	165	7	96	(4)	1,753
Net insurance claims[1]	(265)	(6)	(26)	–	–	–	(297)

Net operating income before loan impairment charges and other credit risk provisions	946	272	139	7	96	(4)	1,456
Loan impairment (charges)/recoveries and other credit risk provisions	(227)	(23)	7	–	1	–	(242)

Net operating income	719	249	146	7	97	(4)	1,214
Total operating expenses	(639)	(159)	(64)	(6)	(8)	4	(872)

Operating profit	80	90	82	1	89	–	342
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit before tax	80	90	82	1	89	–	342

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.8	0.8	0.8	–	0.8		3.2
Cost efficiency ratio	67.5	58.5	46.0	85.7	8.3		59.9

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	4,627	3,153	1,103	2	385		9,270
Total assets	7,993	5,001	8,935	76	1,778		23,783
Customer accounts	4,308	3,664	6,697	88	168		14,925
Loans and advances to banks (net)[3]			3,078
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			3,581
Deposits by banks[3]			1,607

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.
4	Includes financial assets which may be repledged or resold by counterparties.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group (continued)

	Half-year to 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	779	267	44	3	1	(149)	945
Net fee income	158	65	43	6	–	–	272
Trading income excluding net interest income	11	3	40	–	1	–	55
Net interest income/ (expense) on trading activities	1	(4)	(9)	–	(1)	149	136
Trading income/(expense)	12	(1)	31	–	–	149	191
Net income from financial instruments designated at fair value	127	–	10	–	3	–	140
Gains less losses from financial investments	1	–	(4)	–	4	–	1
Dividend income	2	–	–	–	–	–	2
Net earned insurance premiums	371	12	24	–	(2)	–	405
Other operating income/(expense)	129	–	–	(1)	18	4	150

Total operating income	1,579	343	148	8	24	4	2,106
Net insurance claims[1]	(367)	(7)	(19)	–	(1)	–	(394)

Net operating income before loan impairment charges and other credit risk provisions	1,212	336	129	8	23	4	1,712
Loan impairment (charges)/recoveries and other credit risk provisions	(288)	(32)	8	–	–	–	(312)

Net operating income	924	304	137	8	23	4	1,400
Total operating expenses	(798)	(209)	(74)	(8)	(2)	(4)	(1,095)

Operating profit	126	95	63	–	21	–	305
Share of profit in associates and joint ventures	–	–	1	–	(1)	–	–

Profit before tax	126	95	64	–	20	–	305

	%	%	%	%	%		%
Share of HSBC’s profit before tax	1.3	0.9	0.6	–	0.2		3.0
Cost efficiency ratio	65.8	62.2	57.4	100.0	8.7		64.0

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	4,773	3,390	1,143	1	–		9,307
Total assets	8,270	5,240	9,608	6	1,610		24,734
Customer accounts	4,670	3,964	7,589	101	221		16,545
Loans and advances to banks (net)[3]			3,731
Trading assets, financial instruments designated at fair value, and financial investments[3,4]			3,799
Deposits by banks[3]			803

1	Net insurance claim incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.
4	Includes financial assets which may be repledged or resold by counterparties.

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Changes in presentation of segmental analysis by customer group

In addition to the presentation adjustments outlined in Note 19 in the ‘Notes on the Financial Statements’, certain adjustments to the customer group information in the Interim Report 2005 have also been made to align with the presentation in the audited Annual Report and Accounts 2005.

The table overleaf sets out the adjustments made to each customer group income statement and selected balance sheet data for the half-year to 30 June 2005, by line item.

A description of the main changes is as follows:

HSBC’s long-term debt issued designated at fair value

In the Annual Report and Accounts 2005, movements in the fair value of HSBC’s own issued long-term debt designated at fair value, and in the fair value of related derivatives, were classified within the ‘Other’ segment, because such fair value movements are not related to the measurement of business performance by customer group. This was a change from the presentation in the 2005 interim accounts where these fair value movements were included in the customer group in which the debt resided.

Accordingly, to conform the comparative interim 2005 presentation included in this interim report with the presentation adopted in the Annual Report and Accounts 2005, income of US$260 million included within ‘Net income from financial instruments designated at fair value’ has been reclassified from the customer groups (primarily Personal Financial Services ) to ‘Other’.

The adjustments to ‘Net income from financial instruments designated at fair value’ by customer group are also affected by the adjustment described in Note 19 in the ‘Notes on the Financial Statements’, under which interest payable on issued long-term debt designated at fair value, and the interest component relating to derivatives managed with such debt, is now shown in interest expense, increasing ‘Net income from financial instruments designated at fair value’ and reducing ‘Net interest income’.

Insurance business reclassification – Brazil

In the Annual Report and Accounts 2005 the retail insurance business in Brazil was reclassified from the ‘Other’ customer group to Personal Financial Services.

Income statement

In the Annual Report and Accounts 2005, net interest income (expense) on trading activities included within trading income was separately analysed on the face of the consolidated income statement. The June 2005 comparatives have been amended accordingly. At individual customer group segment level, both the net internal funding cost and net external interest income on trading activities are reported as ‘Net interest income/(expense) on trading activities’ following the presentational changes noted above. The internal income representing the other side of the net internal funding cost is reported as ‘Net interest income’ within the customer group providing funding to the trading activities. Internal funding is eliminated on consolidation at Group level.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit before tax by customer group

	Adjustments for the half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	(643)	(54)	474	–	(269)	(882)	(1,374)
Net fee income	(51)	–	–	–	43	–	(8)
Trading income excluding net interest income	90	–	–	–	–	–	90
Net interest income on trading activities	101	23	(578)	–	45	882	473
Net trading income	191	23	(578)	–	45	882	563
Net income from financial instruments designated at fair value	329	32	107	–	433	–	901
Gains less losses from financial investments	–	–	–	–	–	–	–
Dividend income	2	–	–	–	(2)	–	–
Net earned insurance premiums	300	–	–	–	(216)	–	84
Other operating income	(241)	(6)	(4)	(1)	16	–	(236)

Total operating income	(113)	(5)	(1)	(1)	50	–	(70)
Net insurance claims	(173)	–	–	–	173	–	–

Net operating income before loan impairment charges and other credit risk provisions	(286)	(5)	(1)	(1)	223	–	(70)
Loan impairment charges and other credit risk provisions	–	–	–	–	–	–	–

Net operating income	(286)	(5)	(1)	(1)	223	–	(70)
Total operating expenses	35	6	4	1	24	–	70

Operating profit	(251)	1	3	–	247	–	–
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit before tax	(251)	1	3	–	247	–	–

By geographic region:
Europe	2	1	2	–	(5)	–	–
North America	(266)	–	1	–	265	–	–
South America	13	–	–	–	(13)	–	–

Profit before tax	(251)	1	3	–	247	–	–

Selected balance sheet data
Loans and advances to customers (net)	(1,399)	–	(48,209)	–	–	–	(49,608)
Total assets	–	–	–	–	–	–	–
Customer accounts	–	–	(20,992)	–	–	–	(20,992)
Loans and advances to banks (net)[1]			(29,625)
Trading assets, financial assets designated at fair value, and financial investments[1,2]			77,834
Deposits by banks[1]			(7,872)

1	These selected balance sheet data are given for Corporate, Investment Banking and Markets only.

2	Includes financial assets which may be repledged or resold by counterparties.

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Accounting developments

Accounting policies

The results of HSBC are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the interim consolidated financial statements are described in Note 2 in the ‘Notes on the Financial Statements’.

When preparing the financial statements, it is the directors’ responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent.

HSBC also provides details of its net income and shareholders’ equity calculated in accordance with US GAAP. US GAAP differs in certain respects from IFRSs. Details of these differences in respect of this interim period will be published in September 2006.

The accounting policies that are deemed critical to HSBC’s IFRSs results and financial position, in terms of materiality or the degree of judgement involved, are discussed on pages 99 to 102 of the Annual Report and Accounts 2005. There have been no changes to these policies since 31 December 2005.

Future accounting developments

At 30 June 2006, HSBC had adopted all IFRSs and interpretations that had been issued by the IASB and endorsed by the EU. There are currently no IFRSs or interpretations that have been issued by the IASB and endorsed by the EU which become effective after 30 June 2006 that have not already been adopted by HSBC. For details of IFRSs adopted during the period that have affected HSBC’s accounting policies, see Note 2 in the ‘Notes on the Financial Statements’.

Risk management

All HSBC’s activities involve, to varying degrees, the analysis, evaluation, acceptance and management of risks or combinations of risks. The most important risks are credit risk (which includes country and cross-border risk), liquidity risk, market risk, residual value risk, reputational risk, operational risk and insurance risk. Market risk includes foreign exchange, interest rate and equity price risks.

HSBC’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date administrative and information systems. HSBC regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice. Individual responsibility and accountability, instilled through training, are designed to deliver a disciplined, conservative and constructive culture of risk management and control.

The Group Management Board, under authority delegated by the Board of Directors, formulates high level Group risk management policy. A separately constituted Risk Management Meeting receives reports which enable it to monitor risk and review the effectiveness of HSBC’s risk management policies.

The management of all HSBC’s significant risks was discussed in detail in the Annual Report and Accounts 2005. There have been no changes since 31 December 2005 which are material to understanding the current reporting period.

The insurance businesses manage their own credit, liquidity and market risk, along with insurance risk, separately from the rest of HSBC, due to the different nature of the respective businesses.

Comparative data in respect of certain items in this section are only disclosed for the period ended 31 December 2005, as IFRS 7 ‘Financial Instruments: Disclosure’, was first effective for HSBC’s reporting in respect of this period.

Credit risk management

Concentrations of exposure

The balance of exposure across the Group has not changed significantly since 31 December 2005. In particular, the proportion of lending to personal customers and, within that, the proportion of real estate secured lending, was in line with the end of 2005. Similarly, in the total of advances to corporate and commercial customers, the weighting of financial services companies (excluding banks) was broadly consistent with 31 December 2005. Financial investments were also in line with 31 December 2005. Securities held for trading, however, increased by 21 per cent. This increase did not change the overall distribution between treasury and other eligible bills, debt and equity securities.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Gross loans and advances by industry sector

	At	Constant			At
	31 December	currency		Underlying	30 June
	2005	effect	[2]	change	2006
	US$m	US$m		US$m	US$m
Loans and advances to customers
Personal:
Residential mortgages	233,866	6,102		11,302	251,270
Hong Kong Government Home
Ownership Scheme	4,680	(8)		(312)	4,360
Other personal	181,930	3,523		6,959	192,412

Total personal	420,476	9,617		17,949	448,042

Corporate and commercial:
Commercial, industrial and international trade	130,802	6,114		13,279	150,195
Commercial real estate	51,815	1,904		3,417	57,136
Other property-related	22,196	652		1,208	24,056
Government	8,218	51		(346)	7,923
Other commercial[1]	65,678	3,429		7,487	76,594

Total corporate and commercial	278,709	12,150		25,045	315,904

Financial:
Non-bank financial institutions	50,032	2,620		897	53,549
Settlement accounts	2,142	57		5,896	8,095

Total financial	52,174	2,677		6,793	61,644

Total gross loans and advances to customers	751,359	24,444		49,787	825,590
Loans and advances to banks	125,974	3,835		32,681	162,490

Total gross loans and advances	877,333	28,279		82,468	988,080

1	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.

2	Includes US$546 million of loans and advances to customers and US$168 million of loans and advances to banks arising from acquisitions.

The commentary below analyses the underlying changes in lending, compared with the position at 31 December 2005. On this basis, total loans and advances to customers grew by 6 per cent.

Loans and advances to the personal sector grew by 4 per cent during the first half of 2006.

Residential mortgages rose by US$11 billion, or 5 per cent, to US$251 billion, representing 30 per cent of total gross loans to customers at 30 June 2006. Growth was greatest in North America and Europe, which each recorded a 5 per cent increase. In Hong Kong, mortgage balances, excluding those arising from the suspended GHOS, rose by 3 per cent.

In North America, the rise was primarily driven by the US consumer finance business. HSBC experienced strong growth in the first half of 2006 in its US real estate secured portfolio, in both the mortgage services and consumer lending branch-based businesses. At 30 June 2006, of the real estate secured receivables in the branch-based consumer lending business, approximately 95 per cent bore fixed rates and 87 per cent were in first lien position. Of the real estate secured receivables in the mortgage services business at 30 June 2006, approximately 48 per cent bore fixed rates and 79 per cent were in first lien position. HSBC continued to enter into agreements with additional correspondents to purchase their newly originated loans on a flow basis.

In light of evidence of deterioration within the US mortgage services business in respect of recent originations, a wide range of initiatives was implemented to mitigate the impact on the affected portions of the business.

Balances in the US core banking network declined, as new mortgage originations were sold into the secondary market. In Canada, mortgage balances rose, primarily due to a strong housing market and continued branch expansion of the consumer finance business. Mortgage balances in Mexico grew by 10 per cent, led by strong demand from first-time buyers coupled with innovative new product offerings, and increased levels of marketing activity.

Mortgage lending in the UK rose by 5 per cent, on the back of new sales driven by strong demand for fixed rate products. Mortgage products were

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augmented by a new proposition which helped HSBC maintain market share. Mortgage lending in France grew strongly as a result of a marketing campaign forming part of the rebranding exercise in the latter part of 2005.

Residential mortgage balances in Hong Kong rose despite the sluggish housing market. This was achieved by a combination of competitive pricing and higher levels of marketing, aided by extensive media coverage. In the Rest of Asia-Pacific, mortgage balances rose by 3 per cent, largely from growth in Malaysia, Taiwan, South Korea and Singapore.

Other personal lending, which represented 23 per cent of total gross loans to customers at 30 June 2006, rose by 4 percentage points to US$192 billion. The 5 per cent rise in balances in North America contributed some two-thirds of the overall growth. The US motor vehicle finance portfolio also grew, due to increased volumes in both the dealer network and the consumer direct loan programme. Personal non-credit card receivables increased as HSBC Finance expanded the availability of this product in the stable US economy. The success of several large direct mail campaigns also contributed to growth in the portfolio.

Other personal lending rose by 3 per cent in Europe. In the UK, growth in unsecured lending was restrained, reflecting a reduction in consumer appetite for credit and tighter underwriting standards. HSBC responded to the deteriorating credit market which emerged in 2005 by refining its credit eligibility criteria, and enhanced its credit decision-making with full positive credit reference data. Notwithstanding the market slowdown, HSBC’s credit card lending in the UK rose, reflecting the success of promotional campaigns and increased marketing. Credit card lending in Turkey also grew despite regulatory restrictions. In the Rest of Asia-Pacific, a 7 per cent rise in the number of cards in force since 31 December 2005 was evidence of the continued expansion of the credit card business across a number of countries, and drove the 4 per cent increase in lending. In South America, growth in personal lending was largely attributable to operations in Brazil and reflected improved economic conditions and a greater proportion of people in the country holding bank accounts, facilitating business expansion.

Loans and advances to the corporate and commercial sectors grew by 9 per cent during the first half of 2006.

In Europe, corporate and commercial advances rose by 10 per cent, reflecting strong demand for lending and increased customer numbers. The growth in lending was primarily driven in the UK by the commercial, industrial and energy sectors, while in France, it arose from the benefits of the rebranding and initiatives started in 2005, which continued to have a favourable impact on corporate and commercial advances.

In Hong Kong, new initiatives designed to increase lending included a pre-approved lending scheme and a telesales campaign, which led to growth in SME lending. There was also strong demand for credit from larger commercial banking customers in the property and manufacturing sectors. Economic growth in the Middle East led to an increased appetite for infrastructure lending and, in Malaysia, the establishment of a national SME sales team contributed to higher loan sales to the customer base.

In North America, an expansion of the branch network, coupled with the appointment of additional relationship managers to meet the needs of HSBC’s small business clients, led to increased lending. Strong demand in the rapidly growing real estate and construction sectors, together with new products and improved customer service, drove the growth in Mexico.

In South America, corporate and commercial loan balances rose by 12 per cent. In Brazil, loans to commercial customers grew strongly in line with the market while improved economic conditions in Argentina supported growth in commercial lending. Credit quality in the corporate segment remained stable.

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA N.A., by the location of the lending branch.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Loans and advances to customers by industry sector and by geographical region

	At 30 June 2006

	Europe	Hong	Rest of	North	South	Gross	Gross loans
							by industry
						loans and	sector as a
			Asia-			advances to	% of total
		Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	83,401	24,579	18,536	124,486	268	251,270	30.4
Hong Kong Government Home Ownership Scheme	–	4,360	–	–	–	4,360	0.5
Other personal	60,359	9,644	11,878	104,849	5,682	192,412	23.3

	143,760	38,583	30,414	229,335	5,950	448,042	54.2

Corporate and commercial
Commercial, industrial and international trade	91,702	17,841	23,330	13,534	3,788	150,195	18.2
Commercial real estate	24,838	13,313	5,414	13,339	232	57,136	6.9
Other property-related	8,583	6,151	3,112	6,102	108	24,056	2.9
Government	1,702	418	1,846	3,435	522	7,923	1.0
Other commercial[1]	50,429	6,349	8,593	9,811	1,412	76,594	9.3

	177,254	44,072	42,295	46,221	6,062	315,904	38.3

Financial
Non-bank financial institutions	36,933	2,493	2,436	11,256	431	53,549	6.5
Settlement accounts	4,965	1,397	604	980	149	8,095	1.0

	41,898	3,890	3,040	12,236	580	61,644	7.5

Total gross loans and advances to customers[2]	362,912	86,545	75,749	287,792	12,592	825,590	100.0

Percentage of Group loans and advances by geographical region	43.9%	10.5%	9.2%	34.9%	1.5%	100.0%
Impaired loans	5,767	504	1,041	3,989	995	12,296
Impaired loans as a percentage of gross loans and advances to customers	1.6%	0.6%	1.4%	1.4%	7.9%	1.5%
Impairment allowances outstanding against loans and advances	3,513	391	910	5,674	893	11,381
Impairment allowances outstanding as a percentage of impaired loans	60.9%	77.6%	87.4%	142.2%	89.7%	92.6%

1	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$65,953 million.

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	At 30 June 2005

	Europe	Hong	Rest of	North	South	Gross	Gross loans
							by industry
						loans and	sector as a
			Asia-			advances to	% of total
		Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	71,445	24,015	16,222	114,374	216	226,272	31.5
Hong Kong Government Home Ownership Scheme	–	5,034	–	–	–	5,034	0.7
Other personal	56,416	9,010	10,164	84,321	4,468	164,379	22.9

	127,861	38,059	26,386	198,695	4,684	395,685	55.1

Corporate and commercial
Commercial, industrial and international trade	82,050	16,213	20,825	12,466	2,641	134,195	18.7
Commercial real estate	21,282	10,352	4,559	10,763	144	47,100	6.5
Other property-related	8,043	6,118	3,190	4,804	92	22,247	3.1
Government	1,751	431	2,298	3,470	905	8,855	1.2
Other commercial[1]	41,826	7,346	7,223	6,379	1,179	63,953	8.9

	154,952	40,460	38,095	37,882	4,961	276,350	38.4

Financial
Non-bank financial institutions	29,408	1,824	2,701	8,662	149	42,744	5.9
Settlement accounts	2,014	819	674	346	176	4,029	0.6

	31,422	2,643	3,375	9,008	325	46,773	6.5

Total gross loans and advances to customers[2]	314,235	81,162	67,856	245,585	9,970	718,808	100.0

Percentage of Group loans and advances by geographical region	43.7%	11.3%	9.4%	34.2%	1.4%	100.0%
Impaired loans	5,825	699	1,069	3,561	774	11,928
Impaired loans as a percentage of gross loans and advances to customers	1.9%	0.9%	1.6%	1.5%	7.8%	1.7%
Impairment allowances outstanding against loans and advances	4,713	498	831	5,342	700	12,084
Impairment allowances outstanding as a percentageof impaired loans	80.9%	71.2%	77.7%	150.0%	90.4%	101.3%

1	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$55,306 million.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Loans and advances to customers by industry sector and by geographical region (continued)

	At 31 December 2005

							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	South	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	73,923	23,812	17,641	118,298	192	233,866	31.1
Hong Kong Government Home Ownership Scheme	–	4,680	–	–	–	4,680	0.6
Other personal	55,672	9,978	11,178	100,116	4,986	181,930	24.2

	129,595	38,470	28,819	218,414	5,178	420,476	55.9

Corporate and commercial
Commercial, industrial and international trade	76,687	16,736	21,286	13,199	2,894	130,802	17.4
Commercial real estate	22,071	12,557	5,081	11,911	195	51,815	6.9
Other property-related	7,603	6,147	3,426	4,937	83	22,196	3.0
Government	1,821	303	2,147	3,502	445	8,218	1.1
Other commercial[1]	41,944	6,922	7,716	7,960	1,136	65,678	8.7

	150,126	42,665	39,656	41,509	4,753	278,709	37.1

Financial
Non-bank financial institutions	35,305	1,966	2,202	10,431	128	50,032	6.7
Settlement accounts	1,002	505	175	416	44	2,142	0.3

	36,307	2,471	2,377	10,847	172	52,174	7.0

Total gross loans and advances to customers[2]	316,028	83,606	70,852	270,770	10,103	751,359	100.0

Percentage of Group loans and advances by geographical region	42.2%	11.1%	9.4%	36.0%	1.3%	100.0%
Impaired loans	5,068	506	936	4,045	891	11,446
Impaired loans as a percentage of gross loans and advances to customers	1.6%	0.6%	1.3%	1.5%	8.8%	1.5%
impairment allowances outstanding against loans and advances	3,491	398	836	5,836	796	11,357
Impairment allowances outstanding as a percentage of impaired loans	68.9%	78.9%	89.3%	144.3%	89.2%	99.2%

1	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.

2	Included within this total is credit card lending of US$66,020 million.

Included in Personal lending within North America are the following balances relating to the US:

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Residential mortgages – HSBC Bank USA	33,762	41,317	36,170
Residential mortgages – HSBC Finance	72,675	58,687	67,359
Motor vehicle finance	13,012	11,855	12,792
MasterCard and Visa credit cards	26,598	20,289	26,795
Private label cards	14,766	13,602	15,488
Other personal lending	39,926	31,075	35,545

	200,739	176,825	194,149

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Loans and advances to customers by principal area within the Rest of Asia-Pacific and South America

	At 30 June 2006

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
Loans and advances (gross)
Australia and New Zealand	5,955	477	2,501	3,958	12,891
India	1,219	734	196	2,040	4,189
Indonesia	15	361	2	1,007	1,385
Japan	15	148	719	2,715	3,597
Mainland China	372	12	1,166	3,986	5,536
Malaysia	2,357	1,050	526	3,326	7,259
Middle East	301	2,619	1,542	10,373	14,835
Singapore	3,137	3,340	1,460	2,217	10,154
South Korea	2,673	681	17	2,263	5,634
Taiwan	2,241	1,014	17	851	4,123
Thailand	24	280	88	1,006	1,398
Other	227	1,162	292	3,067	4,748

Total of the Rest of Asia-Pacific	18,536	11,878	8,526	36,809	75,749

Argentina	68	187	42	1,473	1,770
Brazil	200	5,494	242	4,485	10,421
Other	–	1	56	344	401

Total of South America	268	5,682	340	6,302	12,592

	At 30 June 2005

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
Loans and advances (gross)
Australia and New Zealand	5,986	676	2,525	3,938	13,125
India	998	444	86	1,821	3,349
Indonesia	12	240	8	960	1,220
Japan	10	142	740	3,899	4,791
Mainland China	334	8	990	3,586	4,918
Malaysia	2,085	729	446	2,954	6,214
Middle East	144	2,228	1,240	7,975	11,587
Singapore	2,360	3,220	1,279	2,014	8,873
South Korea	2,221	316	1	1,839	4,377
Taiwan	1,844	996	6	969	3,815
Thailand	25	185	77	943	1,230
Other	203	980	351	2,823	4,357

Total of the Rest of Asia-Pacific	16,222	10,164	7,749	33,721	67,856

Argentina	34	114	42	1,440	1,630
Brazil	182	4,354	174	3,394	8,104
Other	–	–	20	216	236

Total of South America	216	4,468	236	5,050	9,970

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Loans and advances to customers by industry sector and by geographical region (continued)

	At 31 December 2005

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
Loans and advances (gross)
Australia and New Zealand	5,912	694	2,588	3,698	12,892
India	1,139	545	104	1,819	3,607
Indonesia	13	338	8	921	1,280
Japan	14	139	696	2,352	3,201
Mainland China	358	11	1,210	3,426	5,005
Malaysia	2,223	871	496	2,925	6,515
Middle East	258	2,320	1,448	9,403	13,429
Singapore	2,811	3,395	1,441	2,249	9,896
South Korea	2,585	460	31	2,219	5,295
Taiwan	2,094	1,057	14	727	3,892
Thailand	23	220	75	958	1,276
Other	211	1,128	396	2,829	4,564

Total of Rest of Asia-Pacific	17,641	11,178	8,507	33,526	70,852

Argentina	4	147	31	1,000	1,182
Brazil	187	4,838	206	3,432	8,663
Other	1	1	41	215	258

Total of South America	192	4,986	278	4,647	10,103

Loans and advances to banks by geographical region

						Gross
			Rest of			loans and
		Hong	Asia-	North	South	advances	Impairment
	Europe	Kong	Pacific	America	America	to banks	allowances
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2006	64,570	45,288	26,460	20,851	5,321	162,490	(8)
At 30 June 2005	73,352	45,920	19,836	11,242	4,803	155,153	(12)
At 31 December 2005	44,369	42,751	19,559	14,013	5,282	125,974	(9)

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Credit quality

Loans and advances by credit quality
	At 30 June 2006		At 31 December 2005

	Loans and	Loans and	Loans and	Loans and
	advances to	advances to	advances to	advances to
	customers	banks	customers	banks
	US$m	US$m	US$m	US$m
Loans and advances:
– neither past due nor impaired	803,961	162,395	731,116	125,930
– past due but not impaired	9,333	78	8,797	22
– impaired	12,296	17	11,446	22

	825,590	162,490	751,359	125,974

Loans and advances which were past due but not impaired

Loans and advances which were past due at 30 June 2006 and 31 December 2005 but not impaired were as follows:

	At 30 June 2006		At 31 December 2005

	Loans and	Loans and	Loans and	Loans and
	advances to	advances to	advances to	advances to
	customers	banks	customers	banks
	US$m	US$m	US$m	US$m

Past due up to 29 days	4,491	78	4,837	22
Past due 30 – 59 days	1,820	–	1,743	–
Past due 60 – 89 days	694	–	583	–

	7,005	78	7,163	22

Past due 90 – 179 days	1,837	–	1,368	–
Past due over 180 days but less than one year	491	–	266	–

	9,333	78	8,797	22

This ageing analysis includes loans and advances less than 90 days past due that have collective impairment allowances set aside to cover credit losses on loans which are in the early stages of arrears.

Impaired customer loans and impairment allowances by geographical region

	At 30 June 2006		At 31 December 2005

	Impaired	Impairment	Impaired	Impairment
	loans	allowances	loans	allowances
	US$m	US$m	US$m	US$m

Europe	5,767	3,513	5,068	3,491
Hong Kong	504	391	506	398
Rest of Asia-Pacific	1,041	910	936	836
North America	3,989	5,674	4,045	5,836
South America	995	893	891	796

	12,296	11,381	11,446	11,357

Total impaired loans to customers were US$12,296 million at 30 June 2006, an increase of 7 per cent since the end of 2005. At constant currency the growth was 4 per cent. At 30 June 2006, impaired loans as a percentage of gross customer loans and advances were 1.5 per cent, in line with 31 December 2005.

The commentary that follows is based on constant exchange rates.

In Europe, impaired loans rose by 7 per cent to US$5,767 million during the first half of 2006. In the UK, impaired loans grew by 14 per cent over the same period. The UK market remained challenging, with rising personal bankruptcies and IVAs responding to high consumer indebtedness and increasing unemployment. In France, impaired loans declined slightly by 4 per cent. In Turkey, they rose by 34 per cent, largely due to growth in the personal loan portfolio.

Impaired loans in Hong Kong were relatively unchanged at US$504 million at 30 June 2006, reflecting the strong economy, lower unemployment and broadly stable property prices.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

In the Rest of Asia-Pacific, impaired loans increased by 10 per cent to US$1,041 million. In Taiwan, delinquency problems emerged in the middle of 2005, centred on a relatively small number of highly leveraged consumers. This prompted a range of regulatory changes aimed at avoiding a financial crisis, the most significant being the introduction of a government debt negotiation mechanism by which banks were instructed to make available deferred repayment terms at discounted rates. The unintended consequence of this was to widen considerably the group of debtors seeking relief. In Indonesia a weakening macro-economic environment resulted in higher impaired loans. Impaired loans declined in Malaysia and mainland China, as strong economic growth in the region helped to underpin a stable credit environment. There were further decreases in impaired loans in the Middle East, largely due to several recoveries and customer upgrades.

In North America there was a modest fall of 1 per cent in impaired loans, which stood at US$3,989 million at 30 June 2006. US bankruptcies fell markedly following the acceleration of filings in the final quarter of 2005, which preceded changes in bankruptcy laws. Consequently, the first half of 2006 experienced bankruptcies significantly below long-term trends. This favourable impact was partly offset by growth in balances and early indications of weakness in some sections of the housing market.

Real estate markets in certain parts of the US continued to slow, as evidenced by a general slowdown in the rate of appreciation in property values and an increase in the period of time that properties remained available on the market. As interest rates continued to rise, attention was directed to the resulting increase in payments required on adjusted rate mortgages (‘ARM’) loans that reach reset dates, as these higher payments may have an impact on the ability of borrowers to meet their commitments. Also, as interest-only mortgage loans convert to principal repayment, the ability of borrowers to make the increased payments may be similarly affected. Within HSBC Finance, interest-only mortgages were US$6.3 billion at 30 June 2006 compared with US$4.7 billion at December 2005. The balance of ARMs was US$18.1 billion at 30 June 2006 compared with US$16.0 billion at the end of 2005.

Although these factors have had little effect to date, HSBC Finance has begun to recognise a deterioration in the performance of its 2005 mortgage loan originations, primarily in segments within the mortgage services business. Beginning in 2005 and continuing into 2006, second lien mortgage loan originations in HSBC Finance’s mortgage services business increased significantly as a percentage of total originations during the period, relative to originations in prior periods. The performance of these second lien mortgage loans has been worse than that of first lien mortgage loans from the same period.

Accordingly, while overall credit quality remains stable across HSBC’s other US retail businesses, HSBC Finance expects higher losses this year in the mortgage services business. Various steps are being taken to mitigate the effect of the affected components of the portfolio. However, HSBC Finance expects that its mortgage services loan portfolio will remain under pressure as the 2005 originations continue to season and if real estate markets continue to slow.

Continuing assessments of the financial impact of hurricane Katrina on HSBC Finance’s customers living in the Katrina Federal Emergency Management Agency designated Individual Assistance disaster areas, resulted in a downwards revision of the estimate of credit loss exposure in the first half of 2006.

In Mexico and Canada, impaired loans increased as a result of portfolio growth.

South America’s impaired loans increased by 5 per cent to US$995 million. A 7 per cent rise in impaired loans in Brazil reflected 12 per cent growth in advances and some continuing credit stress.

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Impairment allowances

Movement in allowance accounts for total loans and advances

	Individually	Collectively
	assessed	assessed	Total
	US$m	US$m	US$m

At 1 January 2006	2,679	8,687	11,366
Amounts written off	(551)	(3,887)	(4,438)
Recoveries of loans and advances written off in previous years	75	268	343
Charge to income statement	178	3,718	3,896
Exchange and other movements	(12)	234	222

At 30 June 2006	2,369	9,020	11,389

Net impairment charge to the income statement by geographical region

	Half-year to 30 June 2006

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	351	50	87	158	13	659
Releases of allowances no longer required	(251)	(30)	(79)	(29)	(17)	(406)
Recoveries of amounts previously written off	(19)	(8)	(13)	(35)	–	(75)

	81	12	(5)	94	(4)	178

Collectively assessed impairment allowances
New allowances	1,141	75	357	2,376	442	4,391
Releases of allowances no longer required	(160)	(8)	(49)	(167)	(21)	(405)
Recoveries of amounts previously written off	(122)	(13)	(31)	(56)	(46)	(268)

	859	54	277	2,153	375	3,718

Total charge for impairment losses on loans and advances to customers	940	66	272	2,247	371	3,896

Charge for impairment losses on loans and advances to customers as a percentage of closing gross loans and advances to customers (annualised)	0.52%	0.15%	0.72%	1.57%	5.94%	0.95%

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Net impairment charge to the income statement by geographical region (continued)

	Half-year to 30 June 2005

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	504	128	54	117	7	810
Releases of allowances no longer required	(355)	(92)	(89)	(23)	(6)	(565)
Recoveries of amounts previously written off .	(11)	(11)	(15)	(42)	(4)	(83)

	138	25	(50)	52	(3)	162

Collectively assessed impairment allowances
New allowances	921	84	157	2,120	312	3,594
Releases of allowances no longer required	(71)	(40)	(60)	(131)	(28)	(330)
Recoveries of amounts previously written off .	(43)	(14)	(24)	(19)	(39)	(139)

	807	30	73	1,970	245	3,125

Total charge for impairment losses	945	55	23	2,022	242	3,287
Bank	(4)	–	–	–	–	(4)
Customer	949	55	23	2,022	242	3,291

Charge for impairment losses on loans and advances to customers as a percentage of closing gross loans and advances to customers (annualised)	0.61%	0.14%	0.07%	1.65%	4.89%	0.92%

	Half-year to 31 December 2005

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	525	72	77	231	–	905
Releases of allowances no longer required	(293)	(31)	(77)	(20)	(12)	(433)
Recoveries of amounts previously written off .	(10)	(7)	(19)	(68)	(12)	(116)

	222	34	(19)	143	(24)	356

Collectively assessed impairment allowances
New allowances	1,092	75	182	3,078	404	4,831
Releases of allowances no longer required	(255)	(5)	(26)	(140)	(32)	(458)
Recoveries of amounts previously written off .	(20)	(13)	(24)	(63)	(36)	(156)

	817	57	132	2,875	336	4,217

Total charge for impairment losses	1,039	91	113	3,018	312	4,573
Bank	(1)	–	(2)	–	–	(3)
Customer	1,040	91	115	3,018	312	4,576

Charge for impairment losses on loans and advances to customers as a percentage of closing gross loans and advances to customers (annualised)	0.65%	0.22%	0.32%	2.21%	6.13%	1.21%

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Loan impairment charges increased by US$609 million, or 19 per cent, compared with the first half of 2005. Acquisitions accounted for US$167 million of the rise, chiefly Metris in the US. The total charge continued to be dominated by the personal sector, with impairment charges in these portfolios representing 95 per cent of the Group’s net loan impairment charge. On a constant currency basis, the key trends were as follows.

New allowances for loan impairment charges of US$5,050 million increased by 15 per cent compared with the same period in 2005. Releases and recoveries of allowances increased by 5 per cent to US$1,154 million.

In Europe, new loan impairment charges rose by 8 per cent on the first half of 2005 to US$1,492 million. The increase was principally due to continuing weakness in UK unsecured personal credit quality, which was broadly in line with the second half of 2005 but significantly above the first half. Driving this impairment were personal bankruptcies and IVAs, which continued to rise in the first half of 2006. This continued a trend seen since the introduction of legislation in 2004 that relaxed conditions for personal bankruptcies, exacerbated by the active marketing of bankruptcy and IVA relief through the media to an extent not hitherto seen in the UK. Additionally, unemployment, which began to rise in the middle of 2005, added to strain in elements of the personal sector. In response to this difficult environment, HSBC tightened underwriting controls in the latter half of 2005, deliberately reduced its market share of new loans, and began to change the product mix towards lower-risk customers. In the first half of 2006 there were early signs of improvement in more recent unsecured lending. New loan impairment charges also rose in Turkey, as a result of credit card and personal loan portfolio growth, though overall credit quality remained sound. In France, new charges fell slightly, reflecting the stable environment and the sale of a consumer finance business in the second half of 2005.

Releases and recoveries in Europe were US$552 million, a rise of 20 per cent. In the UK, increased resources deployed on collection activities were reflected in significantly higher recoveries. Recoveries in Turkey also increased, the result of a larger loan book. This was offset in France, following the non-recurrence of several significant recoveries made last year.

The 41 per cent fall in new impairment allowances to US$125 million in Hong Kong reflected robust credit conditions. Strong economic growth and continuing low unemployment benefited the personal and corporate sectors.

Releases and recoveries in Hong Kong fell by 63 per cent to US$59 million, principally in corporate and commercial. This was compounded by the non-recurrence of releases against mortgage lending achieved in the first half of 2005, following the recovery of the property market since 2004.

In the Rest of Asia-Pacific, there was a 111 per cent rise in new impairment allowances to US$444 million. Within this, the charge for Taiwan credit cards was US$133 million. The position in Taiwan deteriorated markedly during 2006 as government regulations moderated collection activity. In addition, attractive debt renegotiation schemes aimed at the most over-indebted consumers, which offered the opportunity to waive interest and postpone principal payments, were taken up by a very much broader segment of the customer base. By July, this problem had substantially worked its way through and new impairment charges are expected to moderate in the second half of 2006. In Indonesia, increased loan impairment charges in the personal sector followed deteriorating macro-economic trends. Elsewhere in the region, credit quality was stable.

Releases and recoveries fell by 9 per cent to US$172 million, mainly in Singapore, Thailand, India and Indonesia. This was partly offset by a rise in corporate releases in the Middle East.

In North America, new loan impairment charges rose by 14 per cent. Metris contributed US$165 million to new loan impairment charges consistent with the new volumes in the portfolio. Excluding this acquisition, new charges in the US fell slightly, by 3 per cent. Lending in the US is primarily in the personal sector. The effects of a decline in bankruptcy filings there following the spike in the fourth quarter of 2005, a stable economy and a reduction in the estimated effect of hurricane Katrina, were only partly offset by lending growth and an increase in allowances for certain pools of mortgages originated in 2005. It is now clear that the change in bankruptcy-related legislation in 2005 accelerated filings into the second half of that year, some of which would otherwise have flowed to impairment charges in the current period. The US economy displayed solid growth in the first half of 2006, and employment trends were favourable. With modest weakening evident in some parts of the housing market, HSBC Finance took action to tighten credit criteria in its mortgage lending operations. It increased collective impairment allowances by US$73 million, mainly to take

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

account of weakness in the US second lien and portions of the first lien loan originations in the mortgage services business in 2005. Overall, credit quality remains stable across other parts of the mortgage portfolio.

HSBC Finance closely monitors the two-month-and-over contractual delinquency ratio (being the ratio of two or more months delinquent accounts to gross loans and advances), as management views this as an important indicator of future write-offs. The ratio declined slightly from 3.7 per cent at 31 December 2005 to 3.6 per cent at 30 June 2006.

The decline in the US was more than offset by a rise in new allowances in Mexico, which was principally driven by lending growth in both Personal Financial Services and Commercial Banking. Credit quality remained relatively stable.

Releases and recoveries in North America increased by 38 per cent to US$287 million. This was largely due to Mexico, where both releases and recoveries rose, following corporate releases and increased collection activity. This was partly offset by lower releases in Canada.

Credit quality in the commercial portfolio was stable in the first half of 2006, compared with the corresponding period in 2005.

In South America, new impairment charges rose by 22 per cent to US$455 million in 2006. This increase was almost entirely attributable to operations in Brazil. Much of the rise was driven by an 18 per cent growth in assets, though the consumer credit market also experienced a higher rate of delinquency. This was driven by a significant increase in the availability of credit, resulting in more customers becoming over-indebted in the high interest rate environment. Enhancements were made to underwriting procedures during 2005 to reflect the changed market conditions. This improved the credit quality of new loan originations. The trend of a falling impairment charge to asset ratio that began at the end of last year continued in the first half of 2006.

Releases and recoveries in South America were broadly in line with the first half of 2005.

Charge for impairment losses as a percentage of average gross loans and advances to customers

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	%	%	%	%	%	%
Half-year to 30 June 2006
New allowances	0.98	0.29	1.20	1.83	7.91	1.35
Releases and recoveries	(0.36)	(0.14)	(0.47)	(0.21)	(1.46)	(0.31)

Impairment charges	0.62	0.15	0.73	1.62	6.45	1.04

Amount written off net of recoveries	0.71	0.15	0.66	1.72	5.82	1.09

Half-year to 30 June 2005
New allowances	1.10	0.53	0.66	1.89	7.34	1.36
Releases and recoveries	(0.37)	(0.39)	(0.58)	(0.18)	(1.77)	(0.34)

Impairment charges	0.73	0.14	0.08	1.71	5.57	1.02

Amount written off net of recoveries	0.50	0.16	0.44	2.04	4.72	1.07

Half-year to 31 December 2005
New allowances	1.13	0.35	0.75	2.58	7.98	1.63
Releases and recoveries	(0.40)	(0.13)	(0.41)	(0.23)	(1.82)	(0.33)

Impairment charges	0.73	0.22	0.34	2.35	6.16	1.30

Amount written off net of recoveries	1.45	0.44	0.31	1.95	4.28	1.44

Group advances to personal customers

During the first half of 2006, the charge relating to the personal sector dominated the overall loan impairment charge, representing 95 per cent of the Group total after taking account of losses from HSBC’s other credit-related activities. Within this total, losses on residential mortgages remained modest.

At 30 June 2006, HSBC’s lending to the personal sector amounted to US$448 billion, or 54 per cent of total gross loans and advances to customers, compared with US$420 billion, or 56 per cent, at 31 December 2005. There were no major acquisitions during the first half of 2006 and the main characteristics of this portfolio and the economic influences affecting it are outlined below.

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Secured residential mortgages, including the Hong Kong GHOS, amounted to US$256 billion, compared with US$239 billion at 31 December 2005, and accounted for 57 per cent of total lending to the personal sector in both periods. The 7 per cent rise in balances was led primarily by increased lending in the UK and the US, although growth in the UK was boosted by the effect of the weakening dollar on currency translation.

Unsecured lending, consisting of credit and charge card advances, personal loans, vehicle finance facilities and other varieties of instalment finance, continued to grow. At 30 June 2006, these combined portfolios totalled US$192 billion, up by US$10 billion against 31 December 2005, and represented 43 per cent of total lending to the personal sector, in line with the percentage at 31 December 2005. The expansion of these portfolios reflected the continued demand for consumer spending in the majority of the main economies in which HSBC has a presence. Growth reported in the UK was again flattered by the weakening of the US dollar on currency translation.

Geographically, total lending to personal customers was dominated by the diverse and mature portfolios in North America (US$229 billion), the UK (US$118 billion) and Hong Kong (US$39 billion). Collectively, these books accounted for 86 per cent of total lending to the personal sector, just 1 percentage point below that at 31 December 2005.

Account management within HSBC’s personal lending portfolios is generally supported by sophisticated statistical techniques which are enhanced by the availability of credit reference data in the Group’s key local markets. The utilisation of an increasingly analytical approach to the management of these portfolios remains an ongoing objective of HSBC.

The rise in lending balances in North America was led primarily by strong growth in the US, as a result of increases in both real estate secured lending and other non-credit card balances. The increase in real estate secured portfolios was driven by growth in both the mortgage services and branch-based consumer lending businesses. This reflected higher levels of marketing activity, together with continued portfolio acquisition and expanding sources for the purchase of loans from correspondents.

Non-real estate lending balances in the US increased by 4 per cent. Motor vehicle lending rose from organic growth, increased volumes generated through the dealer network and the consumer direct loan programme. Personal non-credit card lending grew as a result of increased marketing activity. In contrast, the decline in both credit and private label card balances was due to normal seasonal run-offs during the period.

Credit quality remained stable across the consumer finance business with the exception of mortgage services, where there was some deterioration in credit quality in portions of 2005 origination, a trend seen across the industry generally. As a result, HSBC increased the level of collective impairment allowances and took a number of steps to mitigate and manage the increased risk within the mortgage services business.

Strong marketing campaigns, product innovation and enhanced customer service all contributed to increased mortgage and credit card lending in Mexico. Additionally, targeted campaigns aimed at ‘Tu Cuenta’ and other customers boosted credit card balances.

In Europe, growth in personal lending balances in the UK largely resulted from higher mortgage lending. Market share was maintained, aided by competitive pricing, new marketing strategies and the launch of three new propositions during the year. Secured mortgage lending represented 65 per cent of total personal lending balances in the UK compared with 64 per cent at 31 December 2005.

By contrast, there was slower growth in unsecured lending balances in the UK, which reflected increased tightening of credit risk underwriting criteria and the reduction in consumers’ appetite to borrow. Record levels of customer indebtedness coupled with higher levels of interest rates had an adverse effect on the credit quality of customers across all businesses. In response to this, HSBC refined underwriting criteria, improved its collections capabilities and enhanced its credit scorecards. The early benefits of this were seen through an increase in amounts collected, and in preliminary indications that more recent unsecured lending has improved.

In Hong Kong, personal lending balances at 30 June 2006 were marginally higher than at 31 December 2005, with growth in mortgage balances partly offset by a decline in credit card lending. The rise in mortgage balances was a result of increased levels of marketing activity and competitive pricing. Credit card balances declined, due to the seasonality of personal tax payments in December, which had led to higher balances at the end of 2005, and normal seasonal trends. Credit quality remained favourable, underpinned by falling unemployment levels, improved household incomes and reduced levels of negative equity.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

In the Rest of Asia-Pacific, lending balances grew across most countries during the first half of 2006. Mortgage balances rose, largely from increased lending in Malaysia, Taiwan, South Korea and Singapore, as a result of increased marketing activity and the competitive rates offered. The credit card business continued to expand, with the number of HSBC cards in circulation reaching 6.7 million at 30 June 2006, a 7 per cent increase over 31 December 2005. Credit quality in Taiwan declined during 2006. The effect of consumer over-indebtedness was compounded by government action to assist debtors. In particular, renegotiation schemes offered the opportunity for customers to suspend payments. Indonesia also suffered from a deterioration in credit quality, mainly driven by macro-economic trends of high inflation and rising interest rates.

In South America, lending increased by 15 per cent. In Brazil, the combined benefits of low inflation, coupled with improvements in the economy and an increase in the proportion of the population with access to banking facilities, led to an increased demand for credit. There was growth across a variety of lending products, in particular in motor vehicle, cards and payroll linked loans. Credit quality in the higher end of the retail segment remained relatively stable. Asset growth in the consumer finance sector was, however, constrained by higher delinquency levels. In Argentina, improving economic conditions led to increased lending to personal customers.

Elsewhere, credit quality remained relatively stable, although HSBC continued to monitor carefully those portfolios that possess the greatest potential for future economic stress. Delinquency and loss trends differed across jurisdictions, reflecting these varied conditions.

Restructuring of loans

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Following restructuring, an overdue consumer account will normally be reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, evidence the probability that payment will continue. These policies are continually reviewed and their application varies depending upon the nature of the market, the product and the availability of empirically-based data. Where empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll-rate methodologies for the calculation of impairment allowances results in the increased default propensity being reflected in impairment allowances.

Restructuring activity is used most commonly within the consumer finance portfolios. The largest concentration is domiciled in the US in HSBC Finance. The majority of restructured accounts relate to secured lending.

In addition to restructuring, HSBC’s consumer lending businesses, principally those of HSBC Finance, use other account management techniques on a more limited basis, such as extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. When using such techniques, accounts may be treated as current, although if payment difficulties are subsequently experienced, they will be re-designated as delinquent.

At 30 June 2006, the total value of accounts held at HSBC Finance which have been either restructured or subject to other account management techniques was US$15 billion, representing 10 per cent of the HSBC Finance loan book.

Non-traditional lending

In response to customer demand, HSBC offers interest-only residential mortgage loans in more developed markets. These loans allow customers to pay only accruing interest for a period of time, and provide them with the repayment flexibility inherent in the structures of such products. An increasing number of customers prefer to make one-off or irregular capital reduction payments through the lifetime of such loans, reflecting their personal income patterns.

HSBC underwrites and prices these loans in a manner appropriate to compensate for their risk by ensuring, for example, that loan-to-value ratios are more conservative than for traditional mortgage lending. HSBC does not offer loans which are designed to expose customers to the risk of negative amortisation.

Risk elements in the loan portfolio

The disclosure of credit risk elements under the following headings reflects US accounting practice and classifications:

•	loans accounted for on a non-accrual basis;

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•	accruing loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Impaired loans

In accordance with IFRSs, interest income continues to be recognised on assets that have been written down as a result of an impairment loss. In the following tables, HSBC presents information on its impaired loans and advances which are designated in accordance with the policy described above.

Impaired loans under IFRSs are consistent with the ‘non-accrual basis’ classification used in US GAAP and in prior years.

Troubled debt restructurings

US GAAP requires separate disclosure of any loans whose terms have been modified because of problems with the borrower to grant concessions other than are warranted by market conditions. These are classified as ‘troubled debt restructurings’ and are distinct from the normal restructuring activities described above. Disclosure of a loan as a troubled debt restructuring may be discontinued after the first year if the debt performs in accordance with the new terms.

The level of troubled debt restructurings was consistent compared with 31 December 2005.

Unimpaired loans contractually past due 90 days or more

The rise in Europe, compared with the end of 2005, was due to the UK, where continued improvements to credit processes led to better data collection. In North America, HSBC Finance recorded an increase as loans acquired on the acquisition of Metris in December 2005 aged and moved through to higher delinquency categories. In common with other card issuers, including other parts of HSBC, HSBC Finance continues to accrue interest on credit cards over 90 days past due until written off. Appropriate allowances are raised against the proportion judged to be irrecoverable.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information about borrowers’ possible credit problems causes management serious doubts about the borrowers’ ability to comply with the loan repayment terms. The table of risk elements set out below identifies our significant potential problem loans.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Analysis of risk elements in the loan portfolio by geographical region

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Impaired loans
Europe	5,778	5,857	5,081
Hong Kong	504	699	506
Rest of Asia-Pacific	1,047	1,079	945
North America	3,989	3,561	4,045
South America	995	774	891

	12,313	11,970	11,468

Troubled debt restructurings
Europe	78	43	35
Hong Kong	197	254	198
Rest of Asia-Pacific	91	80	121
North America	138	121	160
South America	738	738	732

	1,242	1,236	1,246

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	1,088	31	592
Hong Kong	99	61	74
Rest of Asia-Pacific	58	42	40
North America	1,083	1,066	928
South America	–	–	–

	2,328	1,200	1,634

Risk elements on loans
Europe	6,944	5,931	5,708
Hong Kong	800	1,014	778
Rest of Asia-Pacific	1,196	1,201	1,106
North America	5,210	4,748	5,133
South America	1,733	1,512	1,623

	15,883	14,406	14,348

Assets held for resale
Europe	47	30	205
Hong Kong	58	47	49
Rest of Asia-Pacific	3	10	31
North America	711	545	634
South America	20	18	40

	839	650	959

Total risk elements
Europe	6,991	5,961	5,913
Hong Kong	858	1,061	827
Rest of Asia-Pacific	1,199	1,211	1,137
North America	5,921	5,293	5,767
South America	1,753	1,530	1,663

	16,722	15,056	15,307

	%	%	%
Loan impairment allowances as a percentage of risk elements on loans	71.7	84.0	79.2

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Financial assets – net total credit risk

Financial assets which HSBC had legally enforceable rights to offset against financial liabilities at 30 June 2006 and 31 December 2005 were as follows:

	At 30 June 2006			At 31 December 2005

	Carrying		Net total	Carrying		Net total
	amount	Offset[1]	credit risk[2]	amount	Offset[1]	credit risk[2]
	US$m	US$m	US$m	US$m	US$m	US$m

Loans and advances held at amortised cost
Loans and advances to customers	814,209	(61,802)	752,407	740,002	(48,495)	691,507
Loans and advances to banks	162,482	(1)	162,481	125,965	(51)	125,914

	976,691	(61,803)	914,888	865,967	(48,546)	817,421

Trading assets
Treasury and other eligible bills	12,005	–	12,005	12,746	–	12,746
Debt securities	146,374	(232)	146,142	117,659	–	117,659
Loans and advances to banks	47,416	–	47,416	29,806	(19)	29,787
Loans and advances to customers	69,788	(5,661)	64,127	52,495	(7,411)	45,084

	275,583	(5,893)	269,690	212,706	(7,430)	205,276

Financial assets designated at fair value
Treasury and other eligible bills	80	–	80	53	–	53
Debt securities	5,934	(465)	5,469	5,705	(464)	5,241
Loans and advances to banks	212	–	212	124	–	124
Loans and advances to customers	389	–	389	631	–	631

	6,615	(465)	6,150	6,513	(464)	6,049

Derivatives	104,665	(65,993)	38,672	73,928	(46,060)	27,868
Financial investments
Treasury and other similar bills	23,769	–	23,769	25,042	–	25,042
Debt securities	161,583	–	161,583	149,781	–	149,781

	185,352	–	185,352	174,823	–	174,823

Other assets
Endorsements and acceptances	8,706	(9)	8,697	7,973	(9)	7,964

	580,921	(72,360)	508,561	475,943	(53,963)	421,980

1	Amounts which HSBC had a legally enforceable right to offset against financial liabilities with the same counterparty, but has no immediate intention to settle net.
2	Excluding the value of any collateral or security held.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Liquidity and funding management

There have been no material changes to HSBC’s objectives for the management of liquidity and funding risks as described in the Annual Report and Accounts 2005. The key features are repeated below.

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding. HSBC places considerable importance on the stability of these deposits. Stability depends upon maintaining depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent deposit-pricing strategies. HSBC seeks to support this confidence by consistently reinforcing HSBC’s brand values of trust and solidity across the Group’s geographically diverse retail banking network.

HSBC accesses professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the inter-bank market, placing significantly more funds with other banks than they borrow.

The main operating subsidiary that does not accept deposits is HSBC Finance, which funds itself principally through taking term funding in the professional markets and through the securitisation of assets. At 30 June 2006, US$142 billion of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source.

Of total liabilities of US$1,631 billion at 30 June 2006, funding from customers amounted to US$834 billion, of which US$808 billion was contractually repayable within one year. However, although the contractual repayments of many customer accounts are on demand or at short notice, in practice short-term deposit balances remain stable as inflows and outflows broadly match.

Liquidity and funding risk is managed and monitored on a legal entity basis. It is HSBC’s general policy that each banking entity should be self-sufficient with regard to funding its own operations.

A key measure used by the Group for managing liquidity risk is the ratio of net liquid assets to customer liabilities. Minimum liquidity ratio limits are set for each bank operating entity. Generally, liquid assets comprise cash balances, short-term interbank deposits and highly-rated debt securities available for immediate sale and for which a deep and liquid market exists. Net liquid assets are liquid assets less all wholesale market funds, and all funds provided by customers deemed to be professional, maturing in the next 30 days. The definition of a professional customer takes account of the size of the customer’s total deposits.

Ratio of net liquid assets to customer liabilities

Although consolidated data is not utilised in the management of HSBC’s liquidity, the consolidated liquidity ratio figures of net liquid assets to customer liabilities shown in the following table provide a useful insight into the overall liquidity position of the Group’s banking entities. The Group’s liquidity risk has not changed materially during the period.

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	%	%	%

Period end	19.4	16.3	17.1
Maximum	20.9	17.5	17.1
Minimum	17.1	14.4	15.5
Average	18.8	16.5	16.0

Market risk management

The objective of HSBC’s market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group’s status as a premier provider of financial products and services.

Market risk is the risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce HSBC’s income or the value of its portfolios. Credit risk is discussed separately under ‘Credit risk management’.

HSBC separates exposures to market risk into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions so designated. The contribution to the trading value at risk of the marked-to-market positions so designated but not held with trading intent is disclosed separately.

Non-trading portfolios arise primarily from the effective interest rate management of HSBC’s retail and commercial banking assets and liabilities.

Value at risk (‘VAR’)

One of the principal tools used by HSBC to monitor and limit market risk exposure is VAR. VAR is a technique that estimates the potential losses that

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could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence. HSBC calculates VAR daily for a 1-day holding period to a 99 per cent confidence level. The VAR model used by HSBC is based predominantly on historical simulation. The historical simulation model derives plausible future scenarios from historical market rate time series, taking account of inter-relationships between different markets and rates, for example, between interest rates and foreign exchange rates. Potential movements in market prices are calculated with reference to market data from the last two years. The model incorporates the impact of option features in the underlying exposures.

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•	the use of a 1-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a 1-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

HSBC recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, HSBC applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions. HSBC’s stress-testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of HSBC.

The VAR, both trading and non-trading, for Global Markets was as follows:

Value at risk

Total
US$m
At 30 June 2006	77.0
At 31 December 2005	128.5
At 30 June 2005	156.8

	Average	Minimum	Maximum
	US$m	US$m	US$m

First half of 2006	92.3	53.4	137.5
Second half of 2005	150.7	108.2	190.4
First half of 2005	198.3	144.7	248.8

Average VAR for the first half of 2006 reduced compared with the same period in the previous year. The major cause of this was the reduction in risk positions arising from the Group’s balance sheet management activities.

The histogram overleaf illustrates the frequency of daily revenue arising from Global Markets’ business and other trading activities.

The average daily revenue earned from Global Markets’ business and other trading activities in the first half of 2006 was US$22.3 million, compared with US$19.7 million in the first half of 2005. The standard deviation of these daily revenues was US$11.7 million compared with US$11.9 million in the first half of 2005. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

An analysis of the frequency distribution of daily revenue shows that there were no days with negative revenue during the first half of 2006 compared with three days in the first half of 2005. The most frequent result was daily revenue of between US$20 million and US$24 million with 26 occurrences.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Daily distribution of Global Markets’ and other trading revenues for the half-year to 30 June 2006

Number of days

Daily distribution of Global Markets’ and other trading revenues for the half-year to 30 June 2005

Number of days

Fair value and price verification control

Where certain financial instruments are carried on the Group’s balance sheet at fair value, the valuation and the related price verification processes are subject to independent validation across the Group. HSBC’s policies and procedures are as described in the Annual Report and Accounts 2005.

Trading

HSBC’s control of market risk is based on restricting individual operations to trading within a list of permissible instruments authorised for each site by Traded Credit and Market Risk, and enforcing rigorous new product approval procedures. In particular, trading in the more complex derivative products is restricted to offices with appropriate levels of product expertise and robust control systems.

In addition, at both portfolio and position levels, market risk in trading portfolios is monitored and controlled using a complementary set of techniques. These include VAR and, for interest rate risk, present value of a basis point movement in interest rates, together with stress and sensitivity testing and concentration limits. These techniques quantify the impact on capital of defined market movements.

Total trading VAR for Global Markets at 30 June 2006 was US$21.2 million. The VAR from positions taken without trading intent was US$4.6 million, the principal components of which are hedges that fail to meet the strict documentation and testing requirements of IAS 39 and are treated as ‘non-qualifying’ hedges, and other positions transacted as economic hedges but which also do not qualify for hedge accounting. HSBC’s policy on hedging is to manage economic risk in the most appropriate way without regard as to whether hedge accounting is available, within limits regarding the potential volatility of reported earnings. Trading VAR is further analysed below by risk type, by positions taken with trading intent and by positions taken without trading intent:

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Total trading VAR by risk type

	Foreign
	exchange and
	commodity	Interest
	prices	rate trading	Equity	Total
	US$m	US$m	US$m	US$m

At 30 June 2006	6.6	26.9	5.7	21.2
At 31 December 2005	4.6	33.8	4.7	32.7
At 30 June 2005	6.9	57.3	6.9	56.5

Average

First half of 2006	6.4	37.9	5.4	36.7
Second half of 2005	5.4	31.5	4.9	31.1
First half of 2005	8.4	43.2	6.1	43.7

Minimum

First half of 2006	3.7	24.1	2.6	21.2
Second half of 2005	2.9	24.8	2.3	23.5
First half of 2005	6.0	24.3	3.5	25.8

Maximum

First half of 2006	12.7	53.6	7.9	52.3
Second half of 2005	9.6	39.7	8.7	38.4
First half of 2005	12.4	76.9	10.9	73.2

Positions taken with trading intent – VAR by risk type

	Foreign
	exchange and
	commodity	Interest
	prices	rate trading	Equity	Total
	US$m	US$m	US$m	US$m

At 30 June 2006	6.6	24.5	5.7	19.9
At 31 December 2005	4.6	28.4	4.7	30.1
At 30 June 2005	6.9	40.7	6.9	39.2

Average

First half of 2006	6.4	35.0	5.4	34.6
Second half of 2005	5.4	28.4	4.9	29.3
First half of 2005	8.4	39.2	6.1	38.4

Minimum

First half of 2006	3.7	23.6	2.6	19.9
Second half of 2005	2.9	25.5	2.3	25.7
First half of 2005	6.0	28.2	3.5	29.5

Maximum

First half of 2006	12.7	49.6	7.9	48.2
Second half of 2005	9.6	33.6	8.7	34.5
First half of 2005	12.4	49.0	10.9	46.7

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Positions taken without trading intent – VAR by risk type

Total
(Interest
rate trading)
US$m

At 30 June 2006	4.6
At 31 December 2005	6.9
At 30 June 2005	24.5

Average

First half of 2006	7.6
Second half of 2005	7.7
First half of 2005	9.8

Minimum

First half of 2006	4.2
Second half of 2005	5.2
First half of 2005	1.4

Maximum

First half of 2006	10.5
Second half of 2005	13.2
First half of 2005	24.5

Non-trading

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

Market risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on optionality in certain product areas, for example, mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, for example, current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions, should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the supervision of the local Asset and Liability Committee (‘ALCO’).

Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits.

The principal non-trading risks which are not included in VAR for Global Markets (see ‘Value at risk’) are detailed below.

			Non-cumulative
		Mortgage	Perpetual	Fixed Rate	Inflation
		Servicing	Preferred	Subordinated	Linked
	HSBC Finance	Rights	Securities	Notes Issued	Swaps
	US$m	US$m	US$m	US$m	US$m

At 30 June 2006	8.1	2.5	63.3	14.8	16.7
At 31 December 2005	13.5	3.9	65.0	–	–
At 30 June 2005	7.3	2.7	71.0	–	–

Average

First half of 2006	15.2	3.0	62.5	15.1	15.9
Second half of 2005	10.4	3.2	70.2	–	–
First half of 2005	16.5	3.2	70.6	–	–

Minimum

First half of 2006	6.8	2.5	56.9	14.1	14.6
Second half of 2005	6.2	2.4	62.3	–	–
First half of 2005	7.3	2.7	70.2	–	–

Maximum

First half of 2006	23.0	3.9	71.6	16.1	17.7
Second half of 2005	16.0	4.0	78.2	–	–
First half of 2005	41.6	3.7	71.0	–	–

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The VAR for the fixed rate subordinated notes relates to issues made during 2006, and the VAR for the inflation linked swaps relates to swaps transacted during 2006 to hedge inflation risk within HSBC’s defined benefit pension plan. The nature of the remaining non-trading market risks is included within the Annual Report and Accounts 2005.

Market risk arises in HSBC’s insurance businesses within their portfolios of investments and policyholders’ liabilities. The principal market risks are interest rate risk and equity risk, which primarily arise when guaranteed investment return policies have been issued. The insurance businesses have a dedicated head office market risk function which oversees management of this risk.

A similar market risk also arises within HSBC’s defined benefit pension plans to the extent that the obligations of the plans are not fully matched by assets with determinable cash flows. This risk arises principally from the pension plans holding equities against their future pension obligations. The risk is that market movements in plan asset values could result in assets which are insufficient over time to cover the level of projected liabilities. Management, together with the trustees who act on behalf of the pension plan beneficiaries, assess the level of this risk using reports prepared by independent external actuaries.

The present value of HSBC’s defined benefit pension plans’ liabilities was US$28.1 billion at 30 June 2006, compared with US$27.7 billion at 31 December 2005. Assets of the defined benefit plans at 30 June 2006 comprised 43 per cent equity investments (31 December 2005: 46 per cent); 42 per cent debt securities (31 December 2005: 33 per cent) and 15 per cent other (including property) (31 December 2005: 21 per cent).

Net interest income

There have been no material changes since 31 December 2005 to HSBC’s measurement and management of the sensitivity of net interest income to movements in interest rates.

A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the impact of prospective interest rate movements which could reduce future net interest income, whilst balancing the cost of such hedging activities against the current net revenue stream.

The table below sets out the projected impact on future net interest income of a 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 month period from July 2006.

Assuming no management actions, such a series of incremental parallel rises in all yield curves would decrease planned net interest income for the 12 months to 30 June 2007 by US$410 million, while such a series of incremental parallel falls in all yield curves would increase planned net interest income by US$311 million. These figures incorporate the impact of any option features in the underlying exposures.

Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is described as follows:

Sensitivity of projected net interest income

		Rest of	Hong	Rest of
		Americas	Kong	Asia
	US dollar	bloc	dollar	bloc	Sterling	Euro	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in July 2006/June 2007 projected net interest income

+ 25 basis points shift in yield curves at the beginning of each quarter	(400)	77	(12)	31	(99)	(7)	(410)
– 25 basis points shift in yield curves at the beginning of each quarter	305	(79)	5	(27)	99	8	311

Change in January 2006/ December 2006 projected net interest income

+ 25 basis points shift in yield curves at the beginning of each quarter	(448)	74	(18)	28	(47)	(114)	(525)
– 25 basis points shift in yield curves at the beginning of each quarter	402	(72)	20	(39)	51	112	474

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Global Markets or in the business units to mitigate this interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including that all positions run to maturity.

The Group’s core exposure to changes in its net interest income arising from movements in interest rates falls into three areas: core deposit franchises, HSBC Finance and Global Markets. The effect of each of these areas on net interest income is described more fully in the Annual Report and Accounts 2005.

The activities of Global Markets are the major driver of the changes from January 2006 to December 2006 and from July 2006 to June 2007 shown in the projected effect of interest rate movements in the above table. Global Markets decreased its exposures in US dollars, Hong Kong dollars and euros, contributing to the decreased sensitivity in these currencies to both rising and falling rates.

Projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. In a rising rate environment, the most critical exposures are those managed within Global Markets. Additionally, the Group considers a principal risk to future net interest income to be a general flattening of yield curves at low levels of interest rates, as this reduces the value of the deposit franchise and limits the opportunities within Global Markets.

Sensitivity of reported reserves to interest rate movements

			Impact in the preceding 6 months

			Maximum		Minimum
	US$m		US$m		US$m
At 30 June 2006

+ 100 basis point parallel move in all yield curves	(1,638)		(2,010)		(1,638)
As a percentage of total shareholders’ equity	(1.6%	)	(2.0%	)	(1.6%	)
– 100 basis point parallel move in all yield curves	1,615		1,944		1,615
As a percentage of total shareholders’ equity	1.6%		1.9%		1.6%

At 31 December 2005

+ 100 basis point parallel move in all yield curves	(1,918)		(2,655)		(1,918)
As a percentage of total shareholders’ equity	(2.0%	)	(2.8%	)	(2.0%	)
– 100 basis point parallel move in all yield curves	1,877		2,543		1,877
As a percentage of total shareholders’ equity	2.0%		2.7%		2.0%

At 30 June 2005

+ 100 basis point parallel move in all yield curves	(2,240)		(2,405)		(2,107)
As a percentage of total shareholders’ equity	(2.6%	)	(2.8%	)	(2.4%	)
– 100 basis point parallel move in all yield curves	2,135		2,289		1,984
As a percentage of total shareholders’ equity	2.5%		2.6%		2.3%

The sensitivity of reported reserves to interest rate movements as at 30 June 2006, and the maximum and minimum month figures during the period, are shown in the above table. These sensitivities are illustrative only and are based on simplified scenarios. The table shows those interest rate risk exposures arising in available-for-sale portfolios and from cash flow hedges which are marked-to-market through reserves and therefore the sensitivities disclosed illustrate the range of exposures to the

Group’s reserves from changes to the value of these portfolios and hedges in the described interest rate scenarios. These particular exposures form one element of the Group’s overall interest rate exposures. Changes in the fair value of the remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, are not taken to reserves.

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Structural foreign exchange exposures

Structural foreign exchange exposures represent net investments in subsidiaries, branches or associates, the functional currencies of which are currencies other than the US dollar. HSBC’s policies and procedures for managing these exposures are as described in the Annual Report and Accounts 2005.

Operational risk management

Operational risk is the risk of loss arising from fraud, unauthorised activities, error, omission, inefficiency, systems failure or external events. It is inherent in every business organisation and covers a wide spectrum of issues.

There have been no material changes to HSBC’s approach to and management of operational risk as set out in the Annual Report and Accounts 2005. The high level operational risk management framework and local management responsibilities are repeated below.

HSBC has codified its operational risk management process by issuing a high level standard, supplemented by more detailed formal guidance. This explains how HSBC manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risk, rectifying operational risk events, and implementing any additional procedures required for compliance with local regulatory requirements. The processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation.

In each of HSBC’s subsidiaries, local management is responsible for implementing HSBC standards on operational risk throughout their operations and, where deficiencies are evident, rectifying them within a reasonable timeframe. Subsidiaries acquired by HSBC are required to assess, plan and implement the standard’s requirements within an agreed timescale.

Reputational risk management

The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business, but it can also be affected by the way in which clients, to whom it provides financial services, conduct themselves.

HSBC’s management of reputational risk is described in the Annual Report and Accounts 2005.

Risk management of insurance operations

Within its service proposition, HSBC offers its personal and commercial customers a wide range of insurance products, many of which complement other bank and consumer finance products.

Both life and non-life insurance is underwritten. Underwriting occurs in nine countries through 27 licensed insurers, principally in the UK, Hong Kong, Mexico, Brazil, the US and Argentina.

Life insurance contracts include participating business (with discretionary participation features) such as endowments and pensions, credit life business in respect of income and payment protection, annuities, term assurance and critical illness covers.

Non-life insurance contracts include motor, fire and other damage, accident, repayment protection and a limited amount of commercial and liability business.

The principal insurance risk faced by HSBC is that the costs of claims combined with acquisition and administration costs may exceed the aggregate amount of premiums received and investment income. HSBC manages its insurance risks through the application of formal underwriting, reinsurance and claims procedures. These procedures are designed also to ensure compliance with regulations.

The Group’s overall approach to insurance risk is to maintain a good diversification of insurance business by type and geography, and to focus on risks that are straightforward to manage and frequently are directly related to the underlying banking activity (for example, with credit life products). The following tables provide an analysis of the insurance risk exposures by geography and by type of business. These tables demonstrate the Group’s diversification of risk and the strong emphasis on personal lines. Personal lines tend to be higher volume and with lower individual value than commercial lines, which further diversifies the risk. Separate tables are provided for life and non-life business, reflecting their very distinct risk characteristics. Life business tends to be longer term than non-life and also frequently involves an element of savings and investment in the premium. For this reason, the life insurance risk table provides an analysis of the insurance liabilities as the best available overall measure of the insurance exposure. By contrast for non-life business, the table uses

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

written premium as representing the best available measure of risk exposure.

HSBC’s management of insurance risk, including the risks relating to different life and non-

life products, is described in the Annual Report and Accounts 2005.

Analysis of life insurance risk – policyholders’ liabilities

			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Life (non-linked)
Insurance contracts with DPF[1]	181	4,774	163	–	–	5,118
Credit life	189	–	–	183	–	372
Annuities	219	–	23	1,706	562	2,510
Term assurance and other long-term contracts	1,077	75	85	68	205	1,510

Total life (non-linked)	1,666	4,849	271	1,957	767	9,510
Life (linked)	1,232	676	345	–	1,043	3,296
Investment contracts with DPF[1]	–	–	15	–	–	15

Life insurance policyholders’ liabilities	2,898	5,525	631	1,957	1,810	12,821

1	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) give policyholders a contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that are likely to be a significant portion of the total contractual benefits and whose amount or timing is contractually at the discretion of HSBC. The additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.

Analysis of non-life insurance risk – net written insurance premiums1

			Rest of
		Hong-	Asia-	North	South
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Accident and health	15	55	2	1	–	73
Motor	93	9	7	32	45	186
Fire and other damage	113	16	2	2	3	136
Liability	–	11	1	–	10	22
Credit (non-life)	147	–	–	87	–	234
Marine, aviation and transport	–	6	2	–	7	15
Other non-life insurance contracts	–	11	–	–	6	17

Total net written insurance premiums	368	108	14	122	71	683

1	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.

A key aspect of the risk management for insurance business, and life insurance in particular, is the need to manage the assets actively in relation to the liabilities. Of particular importance for a number of lines of business is the need to match the expected pattern of cash flows, which in some cases (such as annuities) can run for many years. The following table shows the overall disposition of assets and liabilities and demonstrates that there is an appropriate level of matching. It is generally not possible to achieve a complete matching of asset and liability duration. This is partly because with annual premium contracts there are uncertain future cash flows yet to be received from policyholders and partly because the duration of some liability cash flows exceeds the duration of the longest available dated fixed interest investments

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								Investment
	Insurance contracts							contracts

					Term
					assurance
	Contracts				and other
	with		Unit-		long-term			Unit-		Other
	DPF	[1]	linked	Annuities	contracts	[2]	Non-life	linked	Other	assets	[3]	Total
	US$m		US$m	US$m	US$m		US$m	US$m	US$m	US$m		US$m

Financial assets:
– trading assets	–		–	–	–		–	–	–	212		212
– financial assets designated at fair value	927		2,525	133	930		13	8,038	1,519	1,608		15,693
– derivatives	64		436	–	–		–	372	4	–		876
– financial investments	2,731		–	1,608	189		1,179	–	1,617	2,141		9,465
– other assets	1,506		275	419	416		659	264	289	1,112		4,940

Total financial assets	5,228		3,236	2,160	1,535		1,851	8,674	3,429	5,073		31,186
Other assets	39		74	329	701		1,010	–	–	2,513		4,666

Total assets	5,267		3,310	2,489	2,236		2,861	8,674	3,429	7,586		35,852

Financial liabilities designated at fair value .	–		–	–	–		–	8,538	3,366	–		11,904
Liabilities under insurance contracts issued	5,133		3,296	2,510	1,882		2,842	–	–	–		15,663
Other liabilities	–		–	–	–		–	–	–	2,819		2,819

Total liabilities	5,133		3,296	2,510	1,882		2,842	8,538	3,366	2,819		30,386
Shareholders’ equity	–		–	–	–		–	–	–	5,466		5,466

Total liabilities and shareholders’ equity[4]	5,133		3,296	2,510	1,882		2,842	8,538	3,366	8,285		35,852

1	Discretionary participation features.
2	Includes credit life insurance.
3	Other assets comprise solvency and unencumbered assets.
4	Excludes assets, liabilities and shareholders’ funds of associate insurance companies Erisa S.A. and Ping An Insurance.

Capital management and allocation

Capital measurement and allocation

The Financial Services Authority (‘FSA’) supervises HSBC on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

Further details regarding these requirements, including the constituent components of HSBC’s capital base, the various regulatory limits which apply to these and the categorisation of banking operations as trading or banking book for the determination of risk weighted assets, are detailed in the Annual Report and Accounts 2005.

Effect of IFRSs

Under IFRSs, there have been changes to the measurement of banks’ capital adequacy, the most significant of which for HSBC were set out in the Annual Report and Accounts 2005.

Future developments

The Basel Committee on Banking Supervision (‘Basel Committee’) has published a new framework for calculating minimum capital requirements. Known as ‘Basel II’, it will replace the 1988 Basel Capital Accord (‘Basel I’). Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The supervisory objectives for Basel II are to promote safety and soundness in the financial system and maintain at least the current overall level of capital in the system; enhance competitive equality; constitute a more comprehensive approach to addressing risks. The Basel Committee’s focus is on internationally active banks.

The pillar one approaches provided by Basel II for credit risk and operational risk are described in the Annual Report and Accounts 2005.

The EU Capital Requirements Directive (‘CRD’) recast the Banking Consolidation Directive and the Capital Adequacy Directive and will be the

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

means by which Basel II will be implemented in the EU. The CRD has been approved by the European Parliament and was published in its final form in June 2006. It requires EU Member States to bring implementing provisions into force on 1 January 2007, although in the case of the provisions relating to the calculation of minimum capital requirements, implementation may be delayed until 1 January 2008.

An FSA consultation paper, CP06/3 ‘Strengthening Capital Standards 2’, was published in February 2006 and set out the FSA’s latest proposals for implementing the CRD in the UK, together with the draft FSA Handbook text. Some of the changes outlined in CP06/3 (and subsequent consultation papers) will come into force in January 2007, including a revised definition of capital, while others will be implemented in 2008, such as the advanced internal ratings-based approach to credit risk. The final FSA rules are scheduled to be published in the fourth quarter of 2006.

HSBC continues to participate actively in industry consultations surrounding the development and implementation of Basel II and the recast EU Directives, and fully supports the more risk-sensitive regulatory capital framework proposed to replace the original 1988 Basel Capital Accord. The application of Basel II across HSBC’s geographically diverse businesses, which operate in a large number of different regulatory environments, represents a significant logistical and technological challenge, and an extensive programme of implementation projects is currently in progress. Basel II permits local discretion in a number of areas for determination by local regulators. The extent to which requirements will diverge, coupled with how the FSA, HSBC’s home regulator, and the local host regulators in the other countries in which HSBC operates interact will be key factors in completing implementation of Basel II. In view of this ongoing uncertainty, it remains premature to establish with precision the effect of Basel II on HSBC’s capital ratios or how the competitive landscape will change. One example of regulatory uncertainty relates to the US, where banking supervisory authorities have decided to delay the implementation of Basel II until 2009, at the earliest, and will apply the advanced credit and operational risk methodologies of Basel II only to the largest US banks and holding companies, although other banks may decide to opt in. HSBC North America Holdings Inc. (HSBC’s highest level US bank holding company in the US, which holds all HSBC’s major US operating subsidiaries and HSBC Canada) has been mandated to comply with these rules. For smaller US banks, the US banking authorities are considering applying an updated version of the existing Basel I rules (known as Basel Ia). The Basel Ia rules may also be used in the determination of Basel II capital floors applicable during the transition period (2009-2011).

Capital management

It is HSBC’s policy to maintain a strong capital base to support the development of its business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. Capital generated in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends, and represents a source of strength for HSBC.

HSBC’s capital management policy is described in further detail in the Annual Report and Accounts 2005.

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Source and application of tier 1 capital

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Movement in tier 1 capital
Opening tier 1 capital	74,403	67,259	69,126
Consolidated profits attributable to shareholders of the parent company	8,729	7,596	7,485
Dividends	(5,263)	(4,575)	(3,175)
Shares issued in lieu of dividends	1,790	431	1,380
Increase in goodwill and intangible assets deducted	(1,171)	(154)	(1,477)
Preference shares issued	–	–	1,405
Ordinary shares issued	414	94	596
Other (including exchange differences)	3,236	(1,525)	(937)

Closing tier 1 capital	82,138	69,126	74,403

Movement in risk-weighted assets
Opening risk-weighted assets	827,164	759,210	794,834
Movements	45,729	35,624	32,330

Closing risk-weighted assets	872,893	794,834	827,164

Capital structure

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Composition of capital
Tier 1 capital
Shareholders’ funds	101,381	86,713	92,432
Minority interests and preference shares	6,734	6,180	6,741
Innovative tier 1 securities	9,601	9,629	9,383
Less:
Goodwill capitalised and intangible assets	(33,992)	(31,344)	(32,821)
Other regulatory adjustments[1]	(1,586)	(2,052)	(1,332)

Total qualifying tier 1 capital	82,138	69,126	74,403

Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	2,040	1,794	1,593
Collective impairment allowances	9,087	8,905	8,749
Perpetual subordinated debt	3,665	3,678	3,640
Term subordinated debt	27,446	22,101	24,519
Minority and other interests in tier 2 capital	425	501	425

Total qualifying tier 2 capital	42,663	36,979	38,926

Unconsolidated investments	(6,441)	(3,008)	(6,437)
Investments in other banks	(1,419)	(1,146)	(1,147)
Other deductions	(305)	(229)	(296)

Total regulatory capital	116,636	101,722	105,449

Risk-weighted assets
Banking book	798,577	731,542	762,037
Trading book	74,316	63,292	65,127

Total	872,893	794,834	827,164

Risk-weighted assets were included in the above totals in respect of:
contingent liabilities	44,761	40,578	43,333
commitments	55,002	48,445	51,288
Capital ratios	%	%	%
Total capital	13.4	12.8	12.8
Tier 1 capital	9.4	8.7	9.0

1	Other regulatory adjustments mainly arise from the implementation of IFRSs in conjunction with the FSA’s policy statement PS05/5 ‘Implications of a changing accounting framework’ (‘PS05/5’).

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

The above figures were computed in accordance with the EU Banking Consolidation Directive and the FSA policy statement PS05/5. HSBC complied with the FSA’s capital adequacy requirements throughout 2006 and 2005.

Comparisons discussed below are with the 31 December 2005 position.

Tier 1 capital increased by US$7.7 billion. Retained profits contributed US$3.5 billion: shares issued, including those issued in lieu of dividends, contributed US$2.2 billion. Exchange differences added US$3.1 billion. These increases were partly offset by increased goodwill and intangibles deducted of US$1.2 billion.

The increase of US$3.7 billion in tier 2 capital was mainly attributable to subordinated debt issuance of US$3.4 billion. Total risk-weighted assets increased by US$44.9 billion, or 6 per cent. The increase mainly reflected growth in the loan book and trading positions.

Risk-weighted assets by principal subsidiary

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Risk-weighted assets
Hang Seng Bank	43,608	41,217	45,525
The Hongkong and Shanghai Banking Corporation and other subsidiaries	131,248	121,298	123,906
The Hongkong and Shanghai Banking Corporation	174,856	162,515	169,431
HSBC Private Banking Holdings (Suisse)	24,876	20,162	21,224
HSBC France	59,233	54,364	54,684
HSBC Bank and other subsidiaries	252,263	228,148	221,355
HSBC Bank	336,372	302,674	297,263
HSBC Finance	137,284	118,144	129,282
HSBC Bank Canada	33,498	26,223	30,275
HSBC Bank USA and other subsidiaries	125,219	115,377	123,829
HSBC North America	296,001	259,744	283,386
HSBC Mexico	13,013	10,608	13,166
HSBC Bank Middle East	16,105	11,727	14,682
HSBC Bank Malaysia	6,555	5,773	5,991
HSBC South American operations	18,358	14,027	15,736
Bank of Bermuda	4,025	3,597	4,195
HSBC Holdings sub-group	455	699	780
Other	7,153	23,470	22,534

	872,893	794,834	827,164

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited)

Consolidated income statement for the half-year to 30 June 2006 (unaudited)

		Half-year to

		30 June	30 June	31 December
		2006	2005	2005
	Notes	US$m	US$m	US$m

Interest income		35,785	29,202	30,892
Interest expense		(19,054)	(13,886)	(14,874)
Net interest income		16,731	15,316	16,018
Fee income		10,441	8,558	8,928
Fee expense		(2,061)	(1,514)	(1,516)
Net fee income		8,380	7,044	7,412
Trading income excluding net interest income		3,112	1,804	1,852
Net interest income on trading activities		1,149	1,087	1,121
Net trading income		4,261	2,891	2,973
Net income from financial instruments designated at fair value		260	547	487
Gains less losses from financial investments		493	354	338
Dividend income		222	95	60
Net earned insurance premiums		2,834	2,396	3,040
Other operating income		1,153	1,146	1,587

Total operating income		34,334	29,789	31,915
Net insurance claims incurred and movement in policyholders’ liabilities		(2,149)	(1,760)	(2,307)

Net operating income before loan impairment charges and other credit risk provisions		32,185	28,029	29,608
Loan impairment charges and other credit risk provisions		(3,890)	(3,277)	(4,524)

Net operating income		28,295	24,752	25,084

Employee compensation and benefits		(8,992)	(7,869)	(8,276)
General and administrative expenses		(6,065)	(5,444)	(5,739)
Depreciation of property, plant and equipment		(748)	(831)	(801)
Amortisation and impairment of intangible assets		(334)	(276)	(278)

Total operating expenses		(16,139)	(14,420)	(15,094)

Operating profit		12,156	10,332	9,990
Share of profit in associates and joint ventures		361	308	336

Profit before tax		12,517	10,640	10,326
Tax expense	6	(3,272)	(2,658)	(2,435)

Profit for the period		9,245	7,982	7,891

Profit attributable to shareholders of the parent company	13	8,729	7,596	7,485
Profit attributable to minority interests	13	516	386	406
		US$	US$	US$
Basic earnings per ordinary share	4	0.78	0.69	0.67
Diluted earnings per ordinary share	4	0.77	0.68	0.67
Dividends per ordinary share	3	0.46	0.41	0.28

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited) (continued)

Consolidated balance sheet at 30 June 2006 (unaudited)

		At	At	At
		30 June	30 June	31 December
		2006	2005	2005
	Notes	US$m	US$m	US$m
ASSETS

Cash and balances at central banks		24,343	8,905	13,712
Items in the course of collection from other banks		12,425	11,717	11,300
Hong Kong Government certificates of indebtedness		12,588	12,196	12,554
Trading assets	7	226,650	165,159	190,257
Trading assets which may be repledged or resold by counterparties	7	72,645	50,142	42,652
Financial assets designated at fair value	8	16,855	14,033	15,046
Derivatives	9	104,665	63,594	73,928
Loans and advances to banks		162,482	155,141	125,965
Loans and advances to customers		814,209	706,724	740,002
Financial investments	10	187,438	179,574	176,301
Financial investments which may be repledged or resold by counterparties	10	4,896	9,113	6,041
Interests in associates and joint ventures		7,795	5,067	7,249
Goodwill and intangible assets		34,544	32,500	33,200
Property, plant and equipment		15,277	15,032	15,206
Other assets		27,542	26,765	26,596
Prepayments and accrued income		13,784	11,148	11,961

Total assets		1,738,138	1,466,810	1,501,970

LIABILITIES AND EQUITY
Liabilities
Hong Kong currency notes in circulation		12,588	12,196	12,554
Deposits by banks		83,139	101,747	69,727
Customer accounts		833,742	710,464	739,419
Items in the course of transmission to other banks		9,532	9,533	7,022
Trading liabilities		228,116	162,459	174,365
Financial liabilities designated at fair value	11	64,354	58,420	61,829
Derivatives	9	103,660	62,101	74,036
Debt securities in issue		209,309	184,483	188,072
Retirement benefit liabilities		3,722	5,727	4,869
Other liabilities		31,669	26,169	26,515
Liabilities under insurance contracts issued		15,663	12,428	14,144
Accruals and deferred income		12,584	10,421	12,689
Provisions		2,286	3,329	1,966
Subordinated liabilities		20,404	15,652	16,537

Total liabilities		1,630,768	1,375,129	1,403,744

Equity
Called up share capital		5,741	5,610	5,667
Share premium account		7,236	4,952	6,896
Other reserves		26,394	25,000	23,646
Retained earnings		62,010	51,151	56,223

Total shareholders’ equity		101,381	86,713	92,432
Minority interests		5,989	4,968	5,794

Total equity	13	107,370	91,681	98,226

Total equity and liabilities		1,738,138	1,466,810	1,501,970

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Consolidated statement of recognised income and expense for the half-year to 30 June 2006 (unaudited)

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Available-for-sale investments:
– fair value changes taken to equity	(476)	70	(470)
– fair value changes transferred to income statement on disposal or impairment	(319)	(103)	(137)
Cash flow hedges:
– fair value changes taken to equity	147	(293)	201
– fair value changes transferred to income statement	(177)	–	(106)
Share of changes in equity of associates and joint ventures	(44)	68	93
Exchange differences	3,203	(3,665)	(592)
Actuarial gains/(losses) on post-employment benefits	1,477	358	(1,170)

	3,811	(3,565)	(2,181)
Net deferred tax on items taken directly to equity	(196)	(125)	562

Total income and expense taken to equity during the period	3,615	(3,690)	(1,619)
Profit for the period	9,245	7,982	7,891

Total recognised income and expense for the period	12,860	4,292	6,272
IFRSs transition adjustment at 1 January 2005	–	(8,824)	–

	12,860	(4,532)	6,272

Total recognised income and expense for the period attributable to:
– shareholders of the parent company	12,292	4,056	5,856
– minority interests	568	236	416

	12,860	4,292	6,272

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited) (continued)

Consolidated cash flow statement for the half-year to 30 June 2006 (unaudited)

		Half-year to

		30 June	30 June	31 December
	Notes	2006	2005	2005
		US$m	US$m	US$m
Cash flows from operating activities
Profit before tax		12,517	10,640	10,326
Adjustments for:
– non-cash items included in profit before tax	14	762	1,022	336
– change in operating assets	14	(101,775)	(61,792)	(20,918)
– change in operating liabilities	14	135,226	57,777	13,156
– elimination of exchange differences[1]		(7,000)	7,089	(4,774)
– net gain from investing activities		(752)	(354)	(338)
– share of profit in associates and joint ventures		(361)	(308)	(336)
– dividends received from associates		32	57	57
– tax paid		(1,983)	(1,811)	(2,808)

Net cash from/(used in) operating activities		36,666	12,320	(5,299)

Cash flows from investing activities
Purchase of financial investments		(181,454)	(91,507)	(286,596)
Proceeds from the sale of financial investments		177,762	82,562	286,134
Purchase of property, plant and equipment		(803)	(1,227)	(1,660)
Proceeds from the sale of property, plant and equipment		915	340	280
Purchase of intangible assets		(352)	(90)	(759)
Net cash outflow from acquisition of and increase in stake of subsidiaries		(5)	–	(1,662)
Net cash inflow from disposal of subsidiaries		23	566	139
Net cash outflow from acquisition of and increase in stake of associates		(208)	(682)	(1,887)
Proceeds from disposal of associates		319	161	261

Net cash used in investing activities		(3,803)	(9,877)	(5,750)

Cash flows from financing activities
Issue of ordinary share capital		414	94	596
Issue of preference shares		374	–	1,298
Net purchases and sales of own shares for market-making purposes		(78)	27	(82)
Purchases of own shares to meet share awards and share option awards		(589)	(288)	(478)
Own shares released on vesting of share awards and exercise of options		137	65	212
Subordinated loan capital issued		3,716	1,928	165
Subordinated loan capital repaid		(273)	(896)	(225)
Dividends paid to shareholders of the parent company		(3,202)	(4,197)	(1,738)
Dividends paid to minority interests		(533)	(419)	(89)

Net cash used in financing activities		(34)	(3,686)	(341)

Net increase/(decrease) in cash and cash equivalents		32,829	(1,243)	(11,390)
Cash and cash equivalents at the beginning of the period		141,307	160,956	152,925
Exchange differences in respect of cash and cash equivalents		4,490	(6,788)	(228)

Cash and cash equivalents at the end of the period	14	178,626	152,925	141,307

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited)

1	Basis of preparation

(a)	These interim consolidated financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

HSBC has prepared its annual consolidated financial statements in accordance with IFRSs as endorsed by the EU. EU-endorsed IFRSs may differ temporarily from IFRSs, as published by the IASB, if a new or amended IFRS has not been endorsed by the EU by the period end. There were no unendorsed standards affecting this interim statement. As at 30 June 2006, there is no difference between IFRSs as endorsed by the EU and IFRSs as issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

The primary financial statements in this document are presented in accordance with IAS 1 ‘Presentation of Financial Statements’.

(b)	Following publication of the Interim Report 2005, HSBC kept under review the presentation of items in accordance with IFRSs having regard to subsequent interpretation and emerging consensus. As a result, HSBC changed the presentation of certain items in the Annual Report and Accounts 2005 from that adopted as at 30 June 2005.

As a result, the presentation of the comparative information in respect of the half-year to 30 June 2005 which appears in these interim financial statements has been similarly changed from the information published in the Interim Report 2005. The changes are presentational and have no impact on profit for the period or total equity.

The June 2005 comparatives in the Notes to the Financial Statements, in particular Note 7 ‘Trading assets’, Note 10 ‘Financial investments’, Note 11 ‘Financial liabilities designated at fair value’, Note 12 ‘Maturity analysis of financial assets and financial liabilities’ and Note 13 ‘Equity’, have been restated where relevant. The June 2005 comparatives for the consolidated cash flow statement on page 122 have also been restated to incorporate the changes in presentation. A more detailed analysis of the adjustments that have been made to the June 2005 comparatives may be found in Note 19 ‘Changes in presentation of 2005 interim comparatives’ set out on pages 145 to 148.

.

(c)	The interim consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries. Entities that are controlled by HSBC are consolidated until the date control ceases. Subsidiaries acquired are consolidated from the date control is transferred to HSBC.

The purchase method of accounting is used to account for the acquisition of subsidiaries by HSBC. The cost of an acquisition is measured at the fair value of the consideration given at the date of exchange, together with costs directly attributable to that acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities of the business acquired, the difference is recognised immediately in the income statement.

All intra-HSBC transactions are eliminated on consolidation.

The interim consolidated financial statements of HSBC also include the attributable share of the results and reserves of joint ventures and associates, based on financial statements made up to dates not earlier than three months prior to HSBC’s balance sheet date.

(d)	The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgement are inherent in the formation of estimates. Actual results in the future may differ from those reported. In this regard, management believes that the critical accounting policies where judgement is necessarily applied are those which relate to loan impairment, goodwill impairment and the valuation of financial instruments.

In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of HSBC’s net income, financial position and cash flows for interim periods have been made.

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H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (unaudited) (continued)

2	Accounting policies

The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described in the Annual Report and Accounts 2005 except for a change in accounting policy resulting from ‘Amendments to IAS 39 and IFRS 4 – Financial Guarantee Contracts’, which was adopted by HSBC on 1 January 2006. HSBC has retrospectively adopted the amendment in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. Retrospective adoption of the amendment had no material impact on HSBC’s consolidated financial statements.

In accordance with the amendment, HSBC accounts for certain types of financial guarantee contracts it issues as financial liabilities. Financial guarantee contracts are initially recognised at fair value and subsequently measured at the higher of the initial fair value less cumulative amortisation of fee income, and the amount that would be recognised as a provision in the event HSBC has to reimburse the holder for any loss incurred.

3	Dividends

Dividends to shareholders of the parent company were as follows:

	Half-year to 30 June 2006

			Settled in
	US$ per	Total[1]	scrip
	share	US$m	US$m

Fourth interim dividend on ordinary shares in respect of previous year	0.31	3,513	1,542
First interim dividend on ordinary shares for current year	0.15	1,712	248

	0.46	5,225	1,790

March quarterly dividend on preference share capital	15.50	22	–
June quarterly dividend on preference share capital	15.50	23	–

	31.00	45	–

		5,270	1,790

	Half-year to 30 June 2005

			Settled in
	US$ per	Total[1]	scrip
	share	US$m	US$m

Fourth interim dividend on ordinary shares in respect of previous year	0.27	3,007	431
First interim dividend on ordinary shares for current year	0.14	1,563	677

	0.41	4,570	1,108

	Half-year to 31 December 2005

			Settled in
	US$ per	Total[1]	scrip
	share	US$m	US$m

Second interim dividend on ordinary shares in respect of current year	0.14	1,574	311
Third interim dividend on ordinary shares for current year	0.14	1,578	392

	0.28	3,152	703

December quarterly dividend on preference share capital	14.48	21	–

		3,173	703

1	Figures calculated on the actual number of shares in issue at the relevant record date.

The Directors have declared a second interim dividend in respect of the financial year ending 31 December 2006 of US$0.15 per ordinary share, a distribution of approximately US$1,725 million. The second interim dividend will be payable on 4 October 2006 to holders of ordinary shares on the Register at the close of business on 18 August 2006. Further details are contained in paragraph 5 of the Additional Information section on pages 160 and 161.

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4	Earnings per share

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$	US$	US$

Basic earnings per ordinary share	0.78	0.69	0.67
Diluted earnings per ordinary share	0.77	0.68	0.67

Basic earnings per ordinary share was calculated by dividing the earnings attributable to ordinary shareholders of the parent company US$8,684 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,148 million (first half of 2005: earnings of US$7,596 million and 11,007 million shares; second half of 2005: earnings of US$7,464 million and 11,069 million shares).

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	8,729	7,596	7,485
Dividend payable on preference shares classified as equity	(45)	–	(21)

Profit attributable to the ordinary shareholders of the parent company	8,684	7,596	7,464

Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding but not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares, of 11,304 million (first half of 2005: 11,152 million shares; second half of 2005: 11,190 million shares).

5	Post-employment benefits

Included within ‘Employee compensation and benefits’ are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-employment benefits, as follows:

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Current service cost	366	344	340
Interest cost	709	673	704
Expected return on plan assets	(769)	(680)	(685)
Amortisation of prior service cost	(1)	(3)	(13)
Curtailments	(3)	(4)	–

Net defined benefit cost	302	330	346

HSBC revalues its defined benefit post-employment plans each year at 31 December, in consultation with the plans’ local actuaries. The assumptions underlying the calculations are used to determine the expected income statement charge for the year going forward.

At 30 June each year HSBC revalues all plan assets to current market prices. HSBC also reviews the assumptions used to calculate the defined benefit obligations (the liabilities of the plans) and revalues them if there have been significant changes in the valuations.

Rises in the average yields of high quality (AA rated or equivalent) debt instruments in certain regions in 2006, together with a rise in inflation above expectations, have resulted in significant changes in the valuation of the defined benefit obligations. HSBC has, therefore, revalued certain plan obligations where the impact has been significant. This resulted in a net decrease in the defined benefit obligation for the HSBC Bank (UK) Pension Scheme of US$1,613 million and for other plans of US$325 million. All differences from expected changes were recognised directly in equity as actuarial gains.

The discount rates used to calculate HSBC’s obligations under its defined benefit post-employment plans were as follows:

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	%	%	%

UK	5.25	5.30	4.75
Hong Kong	4.20	4.00	4.20
US	6.35	6.00	5.70
Jersey	4.75	5.30	4.75
Mexico	8.90	10.75	8.90
Brazil	11.75	11.75	11.75
France	4.50	4.50	4.10
Canada	5.25	6.00	5.25
Switzerland	2.25	3.25	2.25
Germany	4.50	4.50	4.00

The inflation rate used to calculate the HSBC Bank (UK) Pension Scheme obligation as at 30 June 2006 was 2.8 per cent (30 June 2005: 2.7 per cent; 31 December 2005: 2.7 per cent). There were no changes to other assumptions.

6	Tax expense

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Current tax
United Kingdom corporation tax charge	536	340	352
Overseas tax	2,254	2,045	1,948

	2,790	2,385	2,300
Deferred tax
Origination and reversal of temporary differences	482	273	135

Tax expense	3,272	2,658	2,435

Effective tax rate (per cent)	26.1	25.0	23.6

The UK corporation tax rate applying to HSBC Holdings and its subsidiary undertakings is 30 per cent (2005: 30 per cent). Overseas tax included Hong Kong profits tax of US$387 million (first half of 2005: US$362 million; second half of 2005: US$277 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 17.5 per cent (2005: 17.5 per cent) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

	Half-year to

	30 June 2006		30 June 2005		31 December 2005
	US$m	%	US$m	%	US$m	%

Analysis of overall tax expense
Taxation at UK corporation tax rate of 30 per cent (2005: 30 per cent)	3,756	30.0	3,192	30.0	3,098	30.0
Impact of overseas profits in principal locations taxed at different rates	(187)	(1.5)	(142)	(1.3)	(200)	(1.9)
Tax-free gains	(97)	(0.8)	(76)	(0.7)	(144)	(1.4)
Adjustments in respect of prior period liabilities	36	0.3	(45)	(0.4)	(142)	(1.4)
Low income housing tax credits[1]	(55)	(0.4)	(53)	(0.5)	(57)	(0.5)
Other items	(81)	(0.7)	(105)	(1.0)	(40)	(0.4)
Impact of profit in associates and joint ventures	(100)	(0.8)	(113)	(1.1)	(80)	(0.8)

Overall tax expense	3,272	26.1	2,658	25.0	2,435	23.6

1	Low income housing tax credits arise in the US and are designed to encourage the provision of rental housing for low income households.

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7	Trading assets

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Trading assets:
– not subject to repledge or resale by counterparties	226,650	165,159	190,257
– which may be repledged or resold by counterparties	72,645	50,142	42,652

	299,295	215,301	232,909

Treasury and other eligible bills	12,005	6,782	12,746
Debt securities	146,374	114,694	117,659
Equity securities	23,712	10,470	20,203
Loans and advances to banks	47,416	29,720	29,806
Loans and advances to customers	69,788	53,635	52,495

	299,295	215,301	232,909

The following table provides an analysis of trading securities which are valued at market value and the net gains/ (losses) resulting from trading activities:

	At 30 June 2006		At 30 June 2005		At 31 December 2005

	Fair	Gains/	Fair	Gains/	Fair	Gains/
	value	(losses)	value	(losses)	value	(losses)
	US$m	US$m	US$m	US$m	US$m	US$m

US Treasury and US Government agencies	18,138	76	13,224	(15)	12,094	(6)
UK Government	5,000	59	4,500	4	3,225	(2)
Hong Kong Government	7,867	(9)	5,005	(3)	6,529	(13)
Other government	61,382	133	44,953	468	49,852	(188)
Asset-backed securities	4,004	(62)	2,628	(14)	3,361	(10)
Corporate debt and other securities[1]	61,988	(117)	51,166	(152)	55,344	476
Equity securities	23,712	(32)	10,470	(133)	20,203	16

	182,091	48	131,946	155	150,608	273

1	Included within corporate debt and other securities are debt securities issued by banks and other financial institutions of US$18,993 million (30 June 2005: US$15,527 million; 31 December 2005: US$16,888 million).

The following table analyses trading securities between those listed on a recognised exchange and those that are unlisted:

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m

Fair value at 30 June 2006
Listed on a recognised exchange	–	105,326	21,371	126,697
Unlisted	12,005	41,048	2,341	55,394

	12,005	146,374	23,712	182,091

Fair value at 30 June 2005
Listed on a recognised exchange	–	92,221	9,385	101,606
Unlisted	6,782	22,473	1,085	30,340

	6,782	114,694	10,470	131,946

Fair value at 31 December 2005
Listed on a recognised exchange	–	95,994	17,728	113,722
Unlisted	12,746	21,665	2,475	36,886

	12,746	117,659	20,203	150,608

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

The following table summarises HSBC’s trading portfolios by valuation methodology at 30 June 2006:

	Assets		Liabilities

			Trading
	Trading		securities –
	securities	Derivatives	short positions	Derivatives
	%	%	%	%
Fair value based on:
Quoted market prices	85.9	4.3	93.4	4.2
Internal models with significant observable market parameters[1]	14.1	94.1	6.6	94.8
Internal models with significant unobservable market parameters	–	1.6	–	1.0

	100.0	100.0	100.0	100.0

1	Including investments valued on the basis of comparable investments.

8	Financial assets designated at fair value

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Treasury and other eligible bills	80	54	53
Debt securities	5,934	5,487	5,705
Equity securities	10,240	7,543	8,533
Loans and advances to banks	212	247	124
Loans and advances to customers	389	702	631

	16,855	14,033	15,046

The following table provides an analysis by type of issuer, excluding loans and advances:

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

US Treasury and US Government agencies	105	53	86
UK Government	1,265	1,174	1,164
Hong Kong Government	162	218	171
Other government	1,535	1,099	1,358
Asset-backed securities	320	47	193
Corporate debt and other securities[1]	2,627	2,950	2,786
Equity securities	10,240	7,543	8,533

	16,254	13,084	14,291

1	Included within corporate debt and other securities at 30 June 2006 are debt securities issued by banks and other financial institutions of US$2,111 million (30 June 2005: US$1,542 million; 31 December 2005: US$1,703 million).

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The following table analyses securities designated at fair value between those listed on a recognised exchange and those that are unlisted:

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2006
Listed on a recognised exchange	–	3,003	8,289	11,292
Unlisted	80	2,931	1,951	4,962

	80	5,934	10,240	16,254

Fair value at 30 June 2005
Listed on a recognised exchange	–	2,723	6,531	9,254
Unlisted	54	2,764	1,012	3,830

	54	5,487	7,543	13,084

Fair value at 31 December 2005
Listed on a recognised exchange	–	3,012	7,192	10,204
Unlisted	53	2,693	1,341	4,087

	53	5,705	8,533	14,291

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

9	Derivatives

Fair values of derivatives by product contract type

	At 30 June 2006

	Assets			Liabilities

	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	25,684	2,374	28,058	(24,635)	(344)	(24,979)
Interest rate	62,965	1,989	64,954	(64,728)	(1,307)	(66,035)
Equities	9,466	–	9,466	(9,939)	–	(9,939)
Credit derivatives	4,437	–	4,437	(4,587)	–	(4,587)
Commodity and other	2,176	–	2,176	(2,546)	–	(2,546)

Gross total fair values	104,728	4,363	109,091	(106,435)	(1,651)	(108,086)

Netting			(4,426)			4,426

Total			104,665			(103,660)

	At 30 June 2005

	Assets			Liabilities

	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	22,744	622	23,366	(22,799)	(96)	(22,895)
Interest rate	46,834	5,966	52,800	(43,975)	(7,610)	(51,585)
Equities	4,727	–	4,727	(5,112)	–	(5,112)
Credit derivatives	2,658	–	2,658	(2,467)	–	(2,467)
Commodity and other	2,012	–	2,012	(2,011)	–	(2,011)

Gross total fair values	78,975	6,588	85,563	(76,364)	(7,706)	(84,070)

Netting			(21,969)			21,969

Total			63,594			(62,101)

	At 31 December 2005

	Assets			Liabilities

	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	21,082	263	21,345	(20,794)	(81)	(20,875)
Interest rate	44,323	3,414	47,737	(46,580)	(1,566)	(48,146)
Equities	4,833	–	4,833	(4,713)	–	(4,713)
Credit derivatives	3,585	–	3,585	(3,509)	–	(3,509)
Commodity and other	1,077	–	1,077	(1,442)	–	(1,442)

Gross total fair values	74,900	3,677	78,577	(77,038)	(1,647)	(78,685)

Netting			(4,649)			4,649

Total			73,928			(74,036)

The definition of derivatives, HSBC’s use of derivatives, and the accounting policy and presentation of derivatives are as described in the Annual Report and Accounts 2005.

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Trading instruments

Contractual amounts of derivatives held for trading purposes by product type

The notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date: they do not represent amounts at risk.

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Foreign exchange	2,078,054	1,740,861	1,721,456
Interest rate	8,436,016	5,800,209	6,731,721
Equities	175,896	74,601	101,364
Credit derivatives	835,944	378,802	511,741
Commodity and other	39,093	42,920	38,458

	11,565,003	8,037,393	9,104,740

Derivatives valued using models with unobservable inputs

The amount that has yet to be recognised in the consolidated income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amount that would have arisen had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Unamortised balance at beginning of period	252	73	140
Deferral on new transactions	148	141	199
Recognised in the income statement during the period:
– amortisation	(44)	(18)	(38)
– subsequent to observability	(110)	(33)	(31)
– maturity or termination	(16)	(20)	(5)
– exchange differences	7	(3)	(13)

Unamortised balance at end of period	237	140	252

Hedging instruments

Contractual amounts of derivatives held for hedging purposes by product type

The notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date: they do not represent amounts at risk.

	Cash flow hedge

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Foreign exchange	21,270	5,548	16,940
Interest rate	188,827	178,510	174,875

	210,097	184,058	191,815

	Fair value hedge

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Foreign exchange	2,332	790	2,699
Interest rate	21,681	18,285	19,745

	24,013	19,075	22,444

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Fair value hedges

The fair values of outstanding derivatives designated as fair value hedges at 30 June 2006 were assets of US$285 million and liabilities of US$414 million (30 June 2005: assets of US$145 million and liabilities of US$297 million; 31 December 2005: assets of US$149 million and liabilities of US$471 million).

Gains/(losses) arising from fair value hedges

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Gains/(losses):
– on hedging instruments	259	226	(145)
– on the hedged items attributable to the hedged risk	(270)	(189)	122

	(11)	37	(23)

Cash flow hedges

At 30 June 2006, the fair values of outstanding derivatives designated as cash flow hedges were assets of US$4,078 million and liabilities of US$1,058 million (30 June 2005: assets of US$6,443 million and liabilities of US$7,409 million; 31 December 2005: assets of US$3,528 million and liabilities of US$1,062 million).

The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. During the period to 30 June 2006, a loss of US$46 million was recognised due to hedge ineffectiveness (first half of 2005: US$68 million; second half of 2005: US$28 million).

Hedges of net investments in foreign operations

At 30 June 2006, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$179 million (31 December 2005: liabilities of US$114 million).

The ineffectiveness recognised in ‘Net trading income’ in the period ended 30 June 2006 that arose from hedges of net investments in foreign operations was US$nil (first half of 2005: US$nil; second half of 2005: US$nil).

10	Financial investments

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Financial investments:
– not subject to repledge or resale by counterparties	187,438	179,574	176,301
– which may be pledged or resold by counterparties	4,896	9,113	6,041

	192,334	188,687	182,342

	At 30 June 2006		At 30 June 2005		At 31 December 2005

	Carrying		Carrying		Carrying
	amount	Fair value	amount	Fair value	amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m

Treasury and other eligible bills .	23,769	23,769	27,691	27,691	25,042	25,042
– available-for-sale	23,658	23,658	27,463	27,463	24,834	24,834
– held-to-maturity	111	111	228	228	208	208
Debt securities	161,583	161,420	153,561	153,847	149,781	149,962
– available-for-sale	153,168	153,168	145,815	145,815	141,699	141,699
– held-to-maturity	8,415	8,252	7,746	8,032	8,082	8,263
Equity securities	6,982	6,982	7,435	7,435	7,519	7,519
– available-for-sale	6,982	6,982	7,435	7,435	7,519	7,519

Total financial investments	192,334	192,171	188,687	188,973	182,342	182,523

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The following table analyses the carrying amount of unrealised gains and losses of financial investments:

		Gross	Gross
		unrealised	unrealised	Fair
	Cost	gains	losses	value
	US$m	US$m	US$m	US$m
At 30 June 2006
US Treasury	9,204	–	(64)	9,140
US Government agencies	5,550	32	(190)	5,392
US Government sponsored entities	17,166	23	(583)	16,606
UK Government	8,618	10	(9)	8,619
Hong Kong Government	3,236	–	(28)	3,208
Other government	34,098	146	(178)	34,066
Asset-backed securities	2,185	4	(13)	2,176
Corporate debt and other securities[1]	106,430	272	(720)	105,982
Equities	5,685	1,309	(12)	6,982

	192,172	1,796	(1,797)	192,171

At 31 December 2005
US Treasury	9,015	5	(23)	8,997
US Government agencies	4,173	52	(52)	4,173
US Government sponsored entities	16,099	82	(292)	15,889
UK Government	7,658	83	(1)	7,740
Hong Kong Government	4,429	2	(23)	4,408
Other government	34,623	317	(87)	34,853
Asset-backed securities	2,893	8	(12)	2,889
Corporate debt and other securities[1]	96,018	452	(415)	96,055
Equities	6,414	1,111	(6)	7,519

	181,322	2,112	(911)	182,523

		Fair
	Cost	value
	US$m	US$m
At 30 June 2005
US Treasury	7,407	7,496
US Government agencies	5,198	5,249
US Government sponsored entities	15,537	15,640
UK Government	9,993	10,018
Hong Kong Government	6,044	6,054
Other government	38,435	38,827
Asset-backed securities	3,069	3,078
Corporate debt and other securities[1]	94,694	95,176
Equities	6,469	7,435

	186,846	188,973

1	Included within corporate debt and other securities were debt securities issued by banks and other financial institutions of US$75,882 million (30 June 2005: US$68,385 million; 31 December 2005: US$68,954 million). The fair value of these at 30 June 2006 was US$75,704 million (30 June 2005: US$68,456 million; 31 December 2005: US$68,933 million).

	At 30 June 2006

		Debt	Debt
	Treasury	securities	securities
	and other	available-	held-to-	Equity
	eligible bills	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m
Carrying amount
Listed on a recognised exchange	–	60,589	3,671	3,010	67,270
Unlisted	23,769	92,579	4,744	3,972	125,064

	23,769	153,168	8,415	6,982	192,334

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

The fair value of listed held-to-maturity debt securities at 30 June 2006 was US$3,637 million.

	At 30 June 2005

		Debt	Debt
	Treasury	securities	securities
	and other	available-	held-to-	Equity
	eligible bills	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m
Carrying amount
Listed on a recognised exchange	–	63,623	4,259	2,872	70,754
Unlisted	27,691	82,192	3,487	4,563	117,933

	27,691	145,815	7,746	7,435	188,687

The fair value of listed held-to-maturity debt securities at 30 June 2005 was US$4,491 million.

	At 31 December 2005

		Debt	Debt
	Treasury	securities	securities
	and other	available-	held-to-	Equity
	eligible bills	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m
Carrying amount
Listed on a recognised exchange	–	62,187	4,022	3,394	69,603
Unlisted	25,042	79,512	4,060	4,125	112,739

	25,042	141,699	8,082	7,519	182,342

The fair value of listed held-to-maturity debt securities at 31 December 2005 was US$4,143 million.

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Remaining contractual maturities of total debt securities
1 year or less	60,236	49,802	50,991
5 years or less but over 1 year	55,558	62,822	56,956
10 years or less but over 5 years	8,513	11,277	10,902
Over 10 years	37,276	29,660	30,932

	161,583	153,561	149,781

Remaining contractual maturities of debt securities available for sale
1 year or less	59,760	48,734	50,559
5 years or less but over 1 year	53,999	61,603	55,531
10 years or less but over 5 years	5,885	9,692	8,636
Over 10 years	33,524	25,786	26,973

	153,168	145,815	141,699

Remaining contractual maturities of debt securities held to maturity
1 year or less	476	1,068	432
5 years or less but over 1 year	1,559	1,219	1,425
10 years or less but over 5 years	2,628	1,585	2,266
Over 10 years	3,752	3,874	3,959

	8,415	7,746	8,082

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11	Financial liabilities designated at fair value

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Deposits by banks and customer accounts	264	195	253
Liabilities to customers under investment contracts	11,904	10,062	10,445
Debt securities in issue	29,695	26,474	28,338
Subordinated liabilities	17,982	16,955	18,447
Preference shares	4,509	4,734	4,346

	64,354	58,420	61,829

12	Maturity analysis of financial assets and financial liabilities

The following is an analysis of assets and liabilities by remaining maturities at the balance sheet date for asset and liability line items that combine amounts expected to be recovered or settled in under one year, and after one year.

Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of maturity.

	At 30 June 2006

	Due in one	Due in more
	year or less	than one year	Total
	US$m	US$m	US$m
Financial assets
Financial assets designated at fair value	1,479	15,376	16,855
Loans and advances to banks[1]	157,247	5,235	162,482
Loans and advances to customers	339,403	474,806	814,209
Financial investments	84,714	107,620	192,334
Other financial assets	15,850	4,206	20,056

	598,693	607,243	1,205,936

Financial liabilities
Deposits by banks	74,047	9,092	83,139
Customer accounts	808,267	25,475	833,742
Financial liabilities designated at fair value	8,768	55,586	64,354
Debt securities in issue	108,232	101,077	209,309
Other financial liabilities	8,651	2,883	11,534
Subordinated liabilities	321	20,083	20,404

	1,008,286	214,196	1,222,482

	At 30 June 2005

	Due in one	Due in more
	year or less	than one year	Total
	US$m	US$m	US$m
Financial assets
Financial assets designated at fair value	1,654	12,379	14,033
Loans and advances to banks[1]	150,855	4,286	155,141
Loans and advances to customers	282,715	424,009	706,724
Financial investments	76,463	112,224	188,687
Other financial assets	18,966	5,895	24,861

	530,653	558,793	1,089,446

Financial liabilities
Deposits by banks	96,332	5,415	101,747
Customer accounts	685,504	24,960	710,464
Financial liabilities designated at fair value	6,482	51,938	58,420
Debt securities in issue	98,556	85,927	184,483
Other financial liabilities	9,414	5,923	15,337
Subordinated liabilities	472	15,180	15,652

	896,760	189,343	1,086,103

For footnotes, see page 136.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

	At 31 December 2005

	Due in one	Due in more
	year or less	than one year	Total
	US$m	US$m	US$m
Financial assets
Financial assets designated at fair value	1,537	13,509	15,046
Loans and advances to banks[1]	121,387	4,578	125,965
Loans and advances to customers	301,181	438,821	740,002
Financial investments	79,239	103,103	182,342
Other financial assets	17,885	5,819	23,704

	521,229	565,830	1,087,059

Financial liabilities
Deposits by banks	60,863	8,864	69,727
Customer accounts	712,317	27,102	739,419
Financial liabilities designated at fair value	6,854	54,975	61,829
Debt securities in issue	100,636	87,436	188,072
Other financial liabilities	8,772	2,592	11,364
Subordinated liabilities	313	16,224	16,537

	889,755	197,193	1,086,948

1	Loans and advances to banks include US$122,745 million (30 June 2005: US$120,860 million; 31 December 2005: US$100,527 million) which is repayable on demand or at short notice.

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13	Equity

	Half-year to 30 June 2006

				Other reserves

				Available-			Share-		Total
	Called up			for-sale	Cash flow	Foreign	based		share-
	share	Share	Retained	fair value	hedging	exchange	payment	Merger	holders’	Minority	Total
	capital	premium	earnings[1]	reserve	reserve	reserve	reserve	reserve[2]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	5,667	6,896	56,223	1,104	233	(284)	1,535	21,058	92,432	5,794	98,226
Shares issued under employee share plans	16	398	–	–	–	–	–	–	414	–	414
Shares issued in lieu of dividends and amounts arising thereon	58	(58)	1,790	–	–	–	–	–	1,790	–	1,790
Profit for the period attributable to shareholders	–	–	8,729	–	–	–	–	–	8,729	–	8,729
Dividends to shareholders of the parent company	–	–	(5,263)	–	–	–	–	–	(5,263)	–	(5,263)
Own shares adjustment	–	–	(670)	–	–	–	–	–	(670)	–	(670)
Share of changes in the equity of associates or joint ventures recognised directly in equity	–	–	(44)	–	–	–	–	–	(44)	–	(44)
Actuarial gains on defined benefit plans[3]	–	–	1,477	–	–	–	–	–	1,477	–	1,477
Exchange differences	–	–	2,615	56	(2)	443	8	–	3,120	–	3,120
Fair value gains/(losses) taken to equity	–	–	–	(482)	153	–	–	–	(329)	–	(329)
Amounts transferred to the income statement	–	–	–	(283)	(180)	–	–	–	(463)	–	(463)
Exercise of HSBC share options	–	–	306	–	–	–	(258)	–	48	–	48
Charge to the income statement in respect of equity settled share-based payments	–	–	–	–	–	–	408	–	408	–	408
Other movements	–	–	(118)	(20)	58	–	10	–	(70)	–	(70)
Tax on items taken directly to or transferred from equity	–	–	(514)	295	21	–	–	–	(198)	–	(198)
Transfers	–	–	(2,521)	(30)	2	2,677	(128)	–	–	–	–

Carried forward	5,741	7,236	62,010	640	285	2,836	1,575	21,058	101,381	5,794	107,175

For footnotes, see page 138.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

13	Equity (continued)

	Half-year to 30 June 2006

				Other reserves

				Available-			Share-		Total
	Called up			for-sale	Cash flow	Foreign	based		share-
	share	Share	Retained	fair value	hedging	exchange	payment	Merger	holders’	Minority	Total
	capital	premium	earnings[1]	reserve	reserve	reserve	reserve	reserve[2]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Brought forward	5,741	7,236	62,010	640	285	2,836	1,575	21,058	101,381	5,794	107,175
Profit attributable to minority interests	–	–	–	–	–	–	–	–	–	516	516
Dividends to minority interests	–	–	–	–	–	–	–	–	–	(459)	(459)
Exchange differences, minority interests	–	–	–	–	–	–	–	–	–	83	83
Increase in minority interest stake and other	–	–	–	–	–	–	–	–	–	55	55

At 30 June	5,741	7,236	62,010	640	285	2,836	1,575	21,058	101,381	5,989	107,370

1	US$2,269 million of own shares have been deducted from retained earnings. These shares are held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts, for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
2	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.
3	No actuarial gains or losses on defined benefit plans were recorded in minority interest.

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

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	Half-year to 30 June 2005

				Other reserves

				Available-			Share-		Total
	Called up			for-sale	Cash flow	Foreign	based		share-
	share	Share	Retained	fair value	hedging	exchange	payment	Merger	holders’	Minority	Total
	capital	premium	earnings[1]	reserve	reserve	reserve	reserve	reserve[2]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	5,587	4,881	49,432	–	–	3,215	1,349	21,058	85,522	13,675	99,197
IFRSs transition adjustment at 1 January 2005	–	–	(1,762)	1,919	410	686	–	–	1,253	(10,077)	(8,824)
Shares issued under employee share plans	3	91	–	–	–	–	–	–	94	–	94
Shares issued in lieu of dividends and amounts arising thereon	20	(20)	431	–	–	–	–	–	431	–	431
Profit for the period attributable to shareholders	–	–	7,596	–	–	–	–	–	7,596	–	7,596
Dividends to shareholders of the parent company	–	–	(4,575)	–	–	–	–	–	(4,575)	–	(4,575)
Own shares adjustment	–	–	(261)	–	–	–	17	–	(244)	–	(244)
Share of changes in the equity of associates or joint ventures recognised directly in equity	–	–	68	–	–	–	–	–	68	–	68
Actuarial gains on defined benefit plans[3]	–	–	358	–	–	–	–	–	358	–	358
Exchange differences	–	–	(3,147)	(204)	26	(266)	8	–	(3,583)	–	(3,583)
Fair value gains/(losses) taken to equity	–	–	–	62	(223)	–	–	–	(161)	–	(161)
Amounts transferred to the income statement	–	–	–	(97)	–	–	–	–	(97)	–	(97)
Exercise of HSBC share options	–	–	65	–	–	–	(184)	–	(119)	–	(119)
Charge to the income statement in respect of equity settled share-based payments	–	–	–	–	–	–	263	–	263	–	263
Other movements	–	–	32	–	–	–	–	–	32	–	32
Tax on items taken directly to or transferred from equity	–	–	(103)	(26)	4	–	–	–	(125)	–	(125)
Transfers	–	–	3,017	284	(26)	(3,317)	42	–	–	–	–

Carried forward	5,610	4,952	51,151	1,938	191	318	1,495	21,058	86,713	3,598	90,311

For footnotes, see page 140.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

13	Equity (continued)

	Half-year to 30 June 2005

	Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share	Retained		fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	earnings	[1]	reserve	reserve	reserve	reserve	reserve	[2]	equity	interests	equity
	US$m	US$m	US$m		US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

Brought forward	5,610	4,952	51,151		1,938	191	318	1,495	21,058		86,713	3,598	90,311
Profit attributable to minority interests	–	–	–		–	–	–	–	–		–	386	386
Dividends to minority interests	–	–	–		–	–	–	–	–		–	(353)	(353)
Exchange differences, minority interests	–	–	–		–	–	–	–	–		–	(82)	(82)
Increase in minority interest stake and other	–	–	–		–	–	–	–	–		–	1,419	1,419

At 30 June	5,610	4,952	51,151		1,938	191	318	1,495	21,058		86,713	4,968	91,681

1	US$1,527 million of own shares have been deducted from retained earnings. These shares are held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts, for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
2	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.
3	No actuarial gains or losses were recorded in minority interests.

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

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	Half-year to 31 December 2005

	Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	earnings [2]	reserve	reserve	reserve	reserve	reserve	[3]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 July	5,610	4,952		51,151	1,938	191	318	1,495	21,058		86,713	4,968	91,681
Shares issued under employee share plans	25	571		–	–	–	–	–	–		596	–	596
Shares issued in lieu of dividends and amounts arising thereon	32	(32)		1,380	–	–	–	–	–		1,380	–	1,380
New share capital subscribed, net of costs[1]	–	1,405		–	–	–	–	–	–		1,405	–	1,405
Profit for the period attributable to shareholders	–	–		7,485	–	–	–	–	–		7,485	–	7,485
Dividends to shareholders of the parent company	–	–		(3,175)	–	–	–	–	–		(3,175)	–	(3,175)
Own shares adjustment	–	–		(297)	–	–	–	110	–		(187)	–	(187)
Share of changes in the equity of associates or joint ventures recognised directly in equity	–	–		93	–	–	–	–	–		93	–	93
Actuarial losses on defined benefit plans[4]	–	–		(1,178)	–	–	–	–	–		(1,178)	–	(1,178)
Exchange differences	–	–		(302)	63	(67)	(302)	6	–		(602)	–	(602)
Fair value losses taken to equity	–	–		–	(413)	160	–	–	–		(253)	–	(253)
Amounts transferred to the income statement	–	–		–	(129)	(106)	–	–	–		(235)	–	(235)
Exercise of HSBC share options	–	–		238	–	–	–	(297)	–		(59)	–	(59)
Charge to the income statement in respect of equity settled share-based payment instructions	–	–		–	–	–	–	277	–		277	–	277
Other movements	–	–		26	(400)	–	–	–	–		(374)	–	(374)
Tax on items taken directly to or transferred from equity	–	–		370	188	(12)	–	–	–		546	–	546
Transfers	–	–		432	(143)	67	(300)	(56)	–		–	–	–

Carried forward	5,667	6,896		56,223	1,104	233	(284)	1,535	21,058		92,432	4,968	97,400

For footnotes, see page 142.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

13	Equity (continued)

	Half-year to 31 December 2005

	Other reserves

						Available-			Share-			Total
	Called up					for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained		fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	earnings	[2]	reserve	reserve	reserve	reserve	reserve	[3]	equity	interests	equity
	US$m	US$m		US$m		US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

Brought forward	5,667	6,896		56,223		1,104	233	(284)	1,535	21,058		92,432	4,968	97,400
Profit attributable to minority interests	–	–		–		–	–	–	–	–		–	406	406
Dividends to minority interests	–	–		–		–	–	–	–	–		–	(336)	(336)
Exchange differences, minority interests	–	–		–		–	–	–	–	–		–	10	10
Increase in minority interest stake and other	–	–		–		–	–	–	–	–		–	746	746

At 31 December	5,667	6,896		56,223		1,104	233	(284)	1,535	21,058		92,432	5,794	98,226

1	Share premium includes US$40 million of issue costs.
2	US$1,939 million of own shares have been deducted from retained earnings. These shares are held within HSBC’s insurance business, its retirement funds for the benefit of policyholders or beneficiaries within employee trusts, for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
3	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value difference of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation is a merger reserve.
4	In addition, actuarial gains of US$8 million were recorded in minority interests.

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million has been charged against retained earnings.

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14	Notes on the cash flow statement

(a)	Non-cash items included in profit before tax

	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Depreciation and amortisation	1,085	1,161	1,052
Revaluation of investment property	(80)	(111)	(90)
Issue of share options	408	263	277
Loan impairment losses	3,890	3,277	4,524
Loans written off net of recoveries	(4,095)	(3,433)	(5,116)
Provisions charged	187	185	142
Provisions utilised	(189)	(195)	(132)
Impairment of financial investments	1	14	(14)
Accretion of discounts and amortisation of premiums	(445)	(139)	(307)

	762	1,022	336

(b)	Change in operating assets
	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Change in prepayments and accrued income	(1,812)	7,993	(872)
Change in net trading securities and net derivatives	(7,879)	(9,729)	14,669
Change in loans and advances to banks	(14,273)	(8,465)	8,772
Change in loans and advances to customers	(73,709)	(33,304)	(37,803)
Change in financial assets designated at fair value	(1,809)	(14,033)	(1,015)
Change in other assets	(2,293)	(4,254)	(4,669)

	(101,775)	(61,792)	(20,918)

(c)	Change in operating liabilities
	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Change in accruals and deferred income	(116)	(6,078)	2,268
Change in deposits by banks	13,514	17,692	(32,020)
Change in customer accounts	93,490	17,392	29,002
Change in debt securities in issue	21,236	(27,238)	8,191
Change in financial liabilities designated at fair value	2,525	58,420	3,417
Change in other liabilities	4,577	(2,411)	2,298

	135,226	57,777	13,156

(d)	Cash and cash equivalents comprise
	Half-year to

	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m

Cash and balances at central banks	24,343	8,905	13,712
Items in the course of collection from other banks	12,425	11,717	11,300
Loans and advances to banks of one month or less	122,745	120,860	100,527
Treasury bills, other bills and certificates of deposit less than three months	28,645	20,976	22,790
Less: items in the course of transmission to other banks	(9,532)	(9,533)	(7,022)

	178,626	152,925	141,307

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

15	Contingent liabilities and contractual commitments

	At	At	At
	30 June	30 June	31 December
	2006	2005	2005
	US$m	US$m	US$m
Contract amounts
Contingent liabilities:
Guarantees and irrevocable letters of credit pledged as collateral security	77,677	64,901	57,475
Other contingent liabilities	228	82	152

	77,905	64,983	57,627

Commitments:
Documentary credits and short-term trade-related transactions	10,105	8,301	8,090
Forward asset purchases and forward deposits placed	3,124	2,058	2,179
Undrawn note issuing and revolving underwriting facilities	370	572	468
Undrawn formal standby facilities, credit lines and other commitments to lend
– 1 year and under	548,375	471,024	527,506
– over 1 year	110,032	95,427	103,398

	672,006	577,382	641,641

The above table discloses the nominal principal amounts of third party off-balance-sheet transactions.

The contract amounts of contingent liabilities and commitments represent the amounts at risk should contracts be fully drawn upon and the client defaults. The total of the contract amounts is not representative of future liquidity requirements. Where irrevocable offers to extend credit are made in customer mailing programmes, commitments are calculated using management’s best estimate of response rates incorporating appropriate historical experience.

16	Segment analysis

Net operating income and profit before tax is presented below by geography, HSBC’s primary basis of segmental reporting.

Net operating income

			Rest of			Intra-
		Hong	Asia-	North	South	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to:
30 June 2006	10,389	4,148	2,880	10,009	1,486	(617)	28,295
30 June 2005	9,241	3,796	2,296	8,622	1,214	(417)	24,752
31 December 2005	9,634	3,565	2,587	8,419	1,400	(521)	25,084

Profit before tax
			Rest of
		Hong	Asia-	North	South
	Europe	Kong	Pacific	America	America		Total
	US$m	US$m	US$m	US$m	US$m		US$m
Half-year to:
30 June 2006	3,600	2,654	1,657	4,272	334		12,517
30 June 2005	2,886	2,419	1,280	3,713	342		10,640
31 December 2005	3,470	2,098	1,294	3,159	305		10,326

17	Litigation

HSBC, through a number of its subsidiaries, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

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18	Interim Report 2006 and statutory accounts

The information in this Interim Report 2006 is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (‘the Act’). The Interim Report 2006 was approved by the Board of Directors on 31 July 2006. The statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

19	Changes in presentation of 2005 interim comparatives

Following publication of the Interim Report 2005, having regard to further interpretation and emerging consensus on the presentation of financial instruments, in particular those measured at fair value, HSBC revised the presentation of certain items in the Annual Report and Accounts 2005 from that adopted as at 30 June 2005.

Accordingly, the presentation of comparative information in respect of the half-year to 30 June 2005 which appears in these interim financial statements has been conformed with the presentation adopted in the Annual Report and Accounts 2005. The changes are presentational, and have no impact on profit for the period or total equity. These adjustments are described below.

Consolidated income statement for the half-year to 30 June 2005
	As		As
	reported	Adjustments	re-presented
	US$m	US$m	US$m

Interest income	29,992	(790)	29,202
Interest expense	(13,302)	(584)	(13,886)
Net interest income[1,3]	16,690	(1,374)	15,316
Fee income	8,428	130	8,558
Fee expense	(1,376)	(138)	(1,514)
Net fee income	7,052	(8)	7,044
Trading income excluding net interest income[1]	1,714	90	1,804
Net interest income on trading activities[1,2]	614	473	1,087
Net trading income[1]	2,328	563	2,891
Net income from financial instruments designated at fair value[3]	(354)	901	547
Gains less losses from financial investments	354	–	354
Dividend income	95	–	95
Net earned insurance premiums	2,312	84	2,396
Other operating income	1,382	(236)	1,146

Total operating income	29,859	(70)	29,789
Net insurance claims incurred and movement in policyholders’ liabilities	(1,760)	–	(1,760)

Net operating income before loan impairment charges and other credit risk provisions	28,099	(70)	28,029
Loan impairment charges and other credit risk provisions	(3,277)	–	(3,277)

Net operating income	24,822	(70)	24,752

Employee compensation and benefits	(8,007)	138	(7,869)
General and administrative expenses	(5,322)	(122)	(5,444)
Depreciation of property, plant and equipment	(831)	–	(831)
Amortisation of intangibles	(330)	54	(276)

Total operating expenses	(14,490)	70	(14,420)

Operating profit	10,332	–	10,332
Share of profit in associates and joint ventures	308	–	308

Profit before tax	10,640	–	10,640
Tax expense	(2,658)	–	(2,658)

Profit for the period	7,982	–	7,982

For footnotes, see page 146.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Changes in presentation of the consolidated income statement

1	Net trading income

Income and expense items relating to certain financial assets and liabilities classified as trading were presented in captions other than ‘Net trading income’ in the Interim Report 2005. This presentation has been changed to include such items in ‘Net trading income’ as appropriate, in order to align with the presentation in the Annual Report and Accounts 2005. This change is presentational and does not affect the way these instruments are measured or managed.

2	Net interest income on trading activities

In the Annual Report and Accounts 2005, ‘Net interest income on trading activities’ was disclosed as a separate line within ‘Net trading income’ on the face of the consolidated income statement. In the Interim Report 2005 this amount was included in ‘Trading income’ but not separately disclosed. Trading income for the period to 30 June 2005 has been reclassified to show separately ‘Net interest income on trading activities’.

3	Presentation of the interest component of own debt designated at fair value and related swaps

HSBC designates at fair value certain issued fixed rate long-term debt. In the Interim Report 2005, the Group presented all fair value movements including interest payable on this debt, and the fair value movements on derivatives managed with this debt, in the line ‘Net income from financial instruments designated at fair value’. The inclusion of the net interest expense of this issued debt and the interest component of the fair value movements on related derivatives in this line rather than within net interest income, resulted in an incomplete measure of net interest margin as commonly used in the financial analysis of trends in interest margins. Subsequent to the publication of the Interim Report 2005, HSBC reviewed the presentation of interest on both the debt and the related derivatives, and concluded that it would be equally permissible under IFRSs, and would provide more relevant information about interest margins, to present these interest components within ‘Interest expense’.

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Consolidated balance sheet at 30 June 2005

	As		As
	reported	Adjustments	re-presented
	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	8,905	–	8,905
Items in the course of collection from other banks	11,717	–	11,717
Hong Kong Government certificates of indebtedness	12,196	–	12,196
Trading assets[1,2]	136,068	29,091	165,159
Trading assets which may be repledged or resold by counterparties[1,2]	–	50,142	50,142
Financial assets designated at fair value	14,033	–	14,033
Derivatives	63,594	–	63,594
Loans and advances to banks[2]	184,766	(29,625)	155,141
Loans and advances to customers[2]	756,332	(49,608)	706,724
Financial investments[1]	188,687	(9,113)	179,574
Financial investments which may be repledged or resold by counterparties[1]	–	9,113	9,113
Interests in associates and joint ventures	5,067	–	5,067
Goodwill and intangible assets	32,500	–	32,500
Property, plant and equipment[3]	15,399	(367)	15,032
Other assets	26,767	(2)	26,765
Prepayments and accrued income[3]	10,779	369	11,148

Total assets	1,466,810	–	1,466,810

LIABILITIES AND EQUITY
Liabilities
Hong Kong currency notes in circulation	12,196	–	12,196
Deposits by banks[2]	109,619	(7,872)	101,747
Customer accounts[2]	731,456	(20,992)	710,464
Items in the course of transmission to other banks	9,533	–	9,533
Trading liabilities[2]	129,500	32,959	162,459
Financial liabilities designated at fair value[4]	49,004	9,416	58,420
Derivatives	62,101	–	62,101
Debt securities in issue[2]	188,578	(4,095)	184,483
Retirement benefit liabilities	5,727	–	5,727
Other liabilities	26,169	–	26,169
Liabilities to customers under investment contracts[4]	9,416	(9,416)	–
Liabilities under insurance contracts issued	12,428	–	12,428
Accruals and deferred income	10,421	–	10,421
Provisions	3,329	–	3,329
Subordinated liabilities	15,652	–	15,652

Total liabilities	1,375,129	–	1,375,129

Equity
Called up share capital	5,610	–	5,610
Share premium account	4,952	–	4,952
Other reserves[5]	24,013	987	25,000
Retained earnings[5]	52,138	(987)	51,151

Total shareholders’ equity	86,713	–	86,713
Minority interests	4,968	–	4,968

Total equity	91,681	–	91,681

Total equity and liabilities	1,466,810	–	1,466,810

For footnotes, see page 148.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Changes in presentation of the consolidated balance sheet

1	Financial assets which may be repledged or resold by counterparties

For the Annual Report and Accounts 2005, assets that could be repledged or resold by counterparties within ‘Trading assets’ and ‘Financial investments’ were reported separately in order to give users a more relevant picture of liquidity. The comparative information as at 30 June 2005 has been brought into line.

2	Realignment of balance sheet presentation for certain trading financial instruments

For the Interim Report 2005, certain financial assets and liabilities were included in captions other than trading assets and liabilities, and were re-presented as trading assets and liabilities in the Annual Report and Accounts 2005. This change is presentational and does not affect the way these financial instruments are measured or managed. Accordingly, the presentation of the comparative information at 30 June 2005 has been aligned with the year-end presentation.

The change in balance sheet presentation affecting ‘Loans and advances to banks’ and ‘Loans and advances to customers’ is principally in relation to settlement accounts, reverse repo, securities borrowing and other financial sector balances.

3	Leases of land over 500 years

Following further interpretative guidance, leasehold land held on leases greater than 500 years, which was previously capitalised by HSBC as finance leased assets, was reclassified as operating leased assets. This balance sheet reclassification moved the balance sheet amount for such land leases from ‘Property, plant and equipment’ to ‘Prepayments and accrued income’. Accordingly, the presentation of the comparative information at 30 June 2005 has been aligned with the year-end presentation.

4	Investment contracts

For the Interim Report 2005, ‘Liabilities to customers under investment contracts’ were separately disclosed within the consolidated balance sheet, however for the Annual Report and Accounts 2005 these amounts were included in ‘Financial liabilities designated at fair value’. The 30 June 2005 balance has been moved to ‘Financial liabilities designated at fair value’ in line with the year-end presentation.

5	Share-based payment reserve

For the Interim Report 2005, the share-based payment reserve was reported within ‘Retained earnings’. To improve the transparency of disclosure in this area the share-based payment reserve was presented within ‘Other reserves’ within the Annual Report and Accounts 2005 and the ‘Equity’ note analysed the movement in this reserve over the period.

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H S B C  H O L D I N G S  P L C

Additional Information

1	Directors’ interests

According to the registers of Directors’ interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2006 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC:

HSBC Holdings ordinary shares of US$0.50

	At 30 June 2006

							Jointly					Percentage
	At			Child			with					of ordinary
	1 January		Beneficial	under 18			another			Total		shares
	2006		owner	or spouse	Trustee		person	Other		interests	[l]	in issue

R K F Ch’ien	49,835		51,189	–	–		–	–		51,189		0.00
J D Coombe	42,195		6,000	–	36,195	[2]	–	–		42,195		0.00
Baroness Dunn	170,210		145,413	–	28,650	[2]	–	–		174,063		0.00
D J Flint	81,726		75,631	–	27,497		–	–		103,128		0.00
W K L Fung	328,000		328,000	–	–		–	–		328,000		0.00
M F Geoghegan	73,536		113,525	–	–		–	–		113,525		0.00
S K Green	295,148		333,625	16,804	–		45,355	–		395,784		0.00
S Hintze	2,037		2,037	–	–		–	–		2,037		0.00
J W J Hughes-Hallett	2,119,229		–	–	2,573,492	[2]	–	–		2,573,492		0.02
Sir Brian Moffat	11,632		–	–	–		11,948	–		11,948		0.00
Sir Mark Moody-Stuart	10,840		5,000	840	5,000	[2]	–	–		10,840		0.00
S W Newton	5,391		5,537	–	–		–	–		5,537		0.00
S M Robertson	36,195	[3]	5,092	–	36,195	[2]	–	–		41,287		0.00
H Sohmen	3,370,147		–	1,326,278	–		–	2,105,989	[4]	3,432,267		0.03
Sir Brian Williamson	16,543		16,993	–	–		–	–		16,993		0.00

1	Details of executive Directors’ other interests in ordinary shares of US$0.50 arising from the HSBC Holdings Savings-Related Share Option Plan, the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan are set out on the following pages.
2	Non-beneficial.
3	Non-beneficial interests at 3 January 2006 – date of appointment.
4	Interests held by private investment companies.

S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009, which he held throughout the period.

J W J Hughes-Hallett has a non-beneficial interest as Trustee in £4,700,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the period.

As Directors of HSBC France, S K Green and M F Geoghegan each have an interest as beneficial owner in one share of €5 each in that company, which they held throughout the period. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC France.

As Directors of HSBC Private Banking Holdings (Suisse), S K Green and M F Geoghegan each have an interest as beneficial owner in one share of CHF1,000 each in that company, which they held throughout the period. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC Private Banking Holdings (Suisse).

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HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

	Options	Options		Options		Options
	held at	exercised		lapsed		held at
	1 January	during		during		30 June	Exercise	Date of	Exercisable		Exercisable
	2006	period		period		2006	price (£)	award	from	[1]	until

D J Flint	2,617	–		–		2,617	6.3224	2 May 2002	1 Aug 2007		31 Jan 2008
M F Geoghegan	559	533	[2]	26	[2]	–	6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006
S K Green	3,070	–		–		3,070	5.3496	23 Apr 2003	1 Aug 2008		31 Jan 2009

The options were awarded for nil consideration and are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, except for options awarded before 2001, which were exercisable at a 15 per cent discount. The market value of the ordinary shares at 30 June 2006 was £9.515. The highest and lowest market values during the period were £9.135 and £9.95. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	Options over 533 shares were exercised on 31 January 2006 and options over 26 shares lapsed on that date. At the date of exercise, the market value per share was £9.34.

HSBC Holdings Restricted Share Plan 2000
HSBC Holdings ordinary shares of US$0.50

	Awards	Awards		Monetary	Awards			Year in
	held at	vested		value of	held at			which
	1 January	during		awards vested	30 June		Date of	awards
	2006	period	[1]	during period	2006	[1]	award	may vest
				£000

D J Flint	65,198	65,760	[2]	653	–		12 Mar 2001	2006
	86,324	–		–	88,674		8 Mar 2002	2007
	124,367	–		–	127,753		5 Mar 2003	2008
	130,532	–		–	134,086		4 Mar 2004	2009
M F Geoghegan	39,119	39,456	[2]	392	–		12 Mar 2001	2006
	43,162	–		–	44,338		8 Mar 2002	2007
	58,040	–		–	59,620		5 Mar 2003	2008
	97,899	–		–	100,565		4 Mar 2004	2009
S K Green	91,276	92,063	[2]	914	–		12 Mar 2001	2006
	107,905	–		–	110,843		8 Mar 2002	2007
	124,367	–		–	127,753		5 Mar 2003	2008
	179,481	–		–	184,368		4 Mar 2004	2009

Vesting of these awards is subject to the performance conditions set out in the section headed ‘Arrangements from 2000-2004’ on pages 221 to 223 of the Annual Report and Accounts 2005. The awards made on 8 March 2002 have passed their performance conditions and the shares will vest on 8 March 2007. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Holdings Restricted Share Plan 2000 are categorised as the interests of a beneficiary of a trust.

1	Includes additional shares arising from scrip dividends.
2	The performance conditions described in the ‘Report of Directors’ in the Annual Report and Accounts 2000 have been met and the shares have vested. At the date of vesting, 13 March 2006, the market value per share was £9.925. At the date of the award, 12 March 2001, the market value per share was £8.62.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

	Awards	Awards	Monetary		Awards			Year in
	held at	made	value of		held at			which
	1 January	during	awards made		30 June		Date of	awards
	2006	period[1]	during period	[2]	2006	[3]	award	may vest
			£000

D J Flint	177,883	–	–		182,726		27 May 2005	2008
	–	161,458	1,600		164,435		6 Mar 2006	2009
M F Geoghegan	237,177	–	–		243,635		27 May 2005	2008
	–	201,823	2,000		205,544		6 Mar 2006	2009
S K Green	296,471	–	–		304,543		27 May 2005	2008
	–	252,278	2,500		256,929		6 Mar 2006	2009

Vesting of these awards is subject to the performance conditions described on page 220 of the Annual Report and Accounts 2005. Under the Securities and Futures Ordinance of Hong Kong, interests held through The HSBC Share Plan are categorised as the interests of a beneficiary of a trust.

1	At the date of the award, 6 March 2006, the market value per share was £9.895. The shares acquired by the Trustee of the Plan were purchased at an average price of £9.91.
2	The face value of the awards compared to awards under the HSBC Holdings Restricted Share Plan 2000 reflects the significantly more challenging vesting schedule of The HSBC Share Plan where maximum value will only be released to the individual if Group performance is at a very high level.
3	Includes additional shares arising from scrip dividends.

At 30 June 2006, the aggregate interests under the Securities and Futures Ordinance of Hong Kong of the executive Directors in HSBC Holdings ordinary shares of US$0.50 (each of which represents less than 0.02 per cent of the shares in issue), including interests arising through the HSBC Holdings Savings-Related Share Option Plan, the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan, are: D J Flint – 803,419; M F Geoghegan –767,227; and S K Green – 1,383,290.

No Director held any short position, as defined in the Securities and Futures Ordinance of Hong Kong, in the shares and loan capital of HSBC. Save as stated above, none of the Directors had an interest in any shares or debentures of any HSBC corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate family was awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period.

Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

	Beneficial		Child under 18				Jointly with		Beneficiary
	owner		or spouse		Trustee		another person		of a trust

R K F Ch’ien	436	[1]	–		–		–		–
Baroness Dunn	1,240	[1]	–		–		–		–
D J Flint	655	[2]	–		235	[1]	–		5,949	[3]
M F Geoghegan	–		–		–		–		5,572	[3]
S K Green	2,857	[4]	143	[1]	–		–		8,394	[3]
Sir Brian Moffat	–		–		–		101	[1]	–
S W Newton	48	[1]	–		–		–		–
S M Robertson	43	[1]	–		–		–		–
Sir Brian Williamson	145	[1]	–		–		–		–

1	Scrip dividend.
2	Comprises scrip dividend on shares held as beneficial owner (595 shares), the automatic reinvestment of dividend income by an Individual Savings Account or Personal Equity Plan manager (39 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (13 shares) and the automatic reinvestment of dividend income on shares held in the Plan (8 shares).
3	Scrip dividend on awards held under the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan.
4	Comprises scrip dividend on shares held as beneficial owner (2,836 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (13 shares) and the automatic reinvestment of dividend income on shares held in the Plan (8 shares).

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2	Share option plans

To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans. Since 2005, discretionary options have not been granted on a widespread basis. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the period. The options which were awarded, exercised or lapsed during the period are detailed in the tables below. Particulars of options held by Directors of HSBC Holdings are set out on page 151.

All-employee share plans

The exercise period of the options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement and may be extended in certain circumstances, for example on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period. The closing price per HSBC Holdings ordinary share on 25 April 2006, the day before options were awarded in 2006, was £9.51. The options are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, unless otherwise indicated.

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

						Options	Options		Options
					Options at	awarded	exercised		lapsed	Options at
Date of	Exercise		Exercisable	Exercisable	1 January	during	during		during	30 June
award	price (£)		from	until	2006	period	period	[1]	period	2006

10 Apr 2000	6.0299	[2]	1 Aug 2005	31 Jan 2006	158,530	–	121,669		31,085	5,776
11 Apr 2001	6.7536		1 Aug 2006	31 Jan 2007	3,328,356	–	63,261		39,952	3,225,143
2 May 2002	6.3224		1 Aug 2005	31 Jan 2006	31,777	–	20,507		8,838	2,432
2 May 2002	6.3224		1 Aug 2007	31 Jan 2008	3,806,022	–	47,853		91,486	3,666,683
23 Apr 2003	5.3496		1 Aug 2006	31 Jan 2007	6,880,460	–	140,038		148,147	6,592,275
23 Apr 2003	5.3496		1 Aug 2008	31 Jan 2009	11,791,276	–	83,875		321,056	11,386,345
21 Apr 2004	6.4720		1 Aug 2007	31 Jan 2008	3,550,033	–	45,540		185,467	3,319,026
21 Apr 2004	6.4720		1 Aug 2009	31 Jan 2010	5,728,480	–	24,672		188,792	5,515,016
24 May 2005	6.6792		1 Aug 2008	31 Jan 2009	4,582,892	–	22,883		306,764	4,253,245
24 May 2005	6.6792		1 Aug 2010	31 Jan 2011	5,753,115	–	8,738		207,294	5,537,083
26 Apr 2006	7.6736		1 Aug 2009	31 Jan 2010	–	4,921,297	–		19,495	4,901,802
26 Apr 2006	7.6736		1 Aug 2011	31 Jan 2012	–	3,657,158	–		5,278	3,651,880

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.50.
2	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

The fair value of options granted in the period under the Plan was £17 million.

HSBC Holdings Savings-Related Share Option Plan: International

To encourage greater participation in the HSBC Holdings Savings-Related Share Option Plan: International, two amendments were approved at the 2005 Annual General Meeting. The first was the introduction of the facility to save and have option prices expressed in US dollars, Hong Kong dollars and euros as well as in pounds sterling. Where applicable in the tables below the US dollars, Hong Kong dollars and euro exercise prices were converted from the sterling exercise price at the prevailing exchange rates. The second amendment gives individuals the choice of options over one year in addition to three and five year terms.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

HSBC Holdings ordinary shares of US$0.50
						Options	Options		Options
					Options at	awarded	exercised		lapsed	Options at
Date of	Exercise		Exercisable	Exercisable	1 January	during	during		during	30 June
award	price (£)		from	until	2006	period	period	[1]	period	2006

10 Apr 2000	6.0299	[2]	1 Aug 2005	31 Jan 2006	460,231	–	143,034		317,197	–
11 Apr 2001	6.7536		1 Aug 2006	31 Jan 2007	1,275,370	–	11,194		116,330	1,147,846
2 May 2002	6.3224		1 Aug 2005	31 Jan 2006	121,795	–	30,328		91,467	–
2 May 2002	6.3224		1 Aug 2007	31 Jan 2008	1,099,581	–	983		10,101	1,088,497
23 Apr 2003	5.3496		1 Aug 2006	31 Jan 2007	10,459	–	–		7,147	3,312
23 Apr 2003	5.3496		1 Aug 2008	31 Jan 2009	10,488	–	–		–	10,488
8 May 2003	5.3496		1 Aug 2006	31 Jan 2007	15,488,310	–	49,884		203,581	15,234,845
8 May 2003	5.3496		1 Aug 2008	31 Jan 2009	6,009,197	–	10,884		91,399	5,906,914
21 Apr 2004	6.4720		1 Aug 2007	31 Jan 2008	49,524	–	–		2,454	47,070
21 Apr 2004	6.4720		1 Aug 2009	31 Jan 2010	12,365	–	–		–	12,365
10 May 2004	6.4720		1 Aug 2007	31 Jan 2008	9,235,596	–	22,256		320,937	8,892,403
10 May 2004	6.4720		1 Aug 2009	31 Jan 2010	3,096,929	–	2,284		83,399	3,011,246
24 May 2005	6.6792		1 Aug 2008	31 Jan 2009	11,986,110	–	8,235		579,489	11,398,386
24 May 2005	6.6792		1 Aug 2010	31 Jan 2011	3,949,607	–	1,717		104,496	3,843,394
26 Apr 2006	7.6736		1 Aug 2007	31 Jan 2008	–	903,056	–		3,519	899,537
26 Apr 2006	7.6736		1 Aug 2009	31 Jan 2010	–	2,390,318	–		5,846	2,384,472
26 Apr 2006	7.6736		1 Aug 2011	31 Jan 2012	–	537,775	–		2,970	534,805

1	The weighted average closing price of the shares immediately before the dates on which the options were exercised was £9.51.
2	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

						Options	Options	Options
					Options at	awarded	exercised	lapsed	Options at
Date of	Exercise		Exercisable	Exercisable	1 January	during	during	during	30 June
award	price (US$)		from	until	2006	period	period	period	2006

26 Apr 2006	14.1621	[1]	1 Aug 2007	31 Jan 2008	–	636,783	–	1,103	635,680
26 Apr 2006	13.329		1 Aug 2007	31 Jan 2008	–	117,957	–	–	117,957
26 Apr 2006	13.329		1 Aug 2009	31 Jan 2010	–	1,832,362	–	3,876	1,828,486
26 Apr 2006	13.329		1 Aug 2011	31 Jan 2012	–	505,502	–	2,167	503,335

1	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

					Options	Options	Options
				Options at	awarded	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during	30 June
award	price (€)	from	until	2006	period	period	period	2006

26 Apr 2006	11.0062	1 Aug 2007	31 Jan 2008	–	43,261	–	109	43,152
26 Apr 2006	11.0062	1 Aug 2009	31 Jan 2010	–	191,017	–	135	190,882
26 Apr 2006	11.0062	1 Aug 2011	31 Jan 2012	–	40,967	–	–	40,967

					Options	Options	Options
				Options at	awarded	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during	30 June
award	price (HK$)	from	until	2006	period	period	period	2006

26 Apr 2006	103.4401	1 Aug 2007	31 Jan 2008	–	1,368,901	–	1,600	1,367,301
26 Apr 2006	103.4401	1 Aug 2009	31 Jan 2010	–	4,337,651	–	451	4,337,200
26 Apr 2006	103.4401	1 Aug 2011	31 Jan 2012	–	1,142,709	–	6,386	1,136,323

The fair value of options granted in the period under the Plan was £27 million.

Fair values of share options awarded under all-employee share plans in 2006, measured at the date of grant of the option, are calculated using a binomial lattice methodology that is based on the underlying assumptions of the Black-Scholes model.

The expected life of options depends on the behaviour of option holders, which is incorporated into the option model consistent with historic observable data. The fair values calculated are inherently subjective and uncertain due

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to the assumptions made and the limitations of the model used. The significant weighted average assumptions used to estimate the fair value of the options granted in 2006 were as follows:

	1-year	3-year	5-year
	savings-related	savings-related	savings-related
	share option	share option	share option
	plan	plans	plans

Risk-free interest rate (%)[1]	5	5	5
Expected life (years)[2]	1	3	5
Expected volatility (%)[3]	17	17	17

1	The risk-free interest rate was determined from the UK gilts zero-coupon yield curve for the HSBC Holdings Savings-Related Share Option Plan. A similar yield curve was used for the HSBC Holdings Savings-Related Share Option Plan: International.
2	Expected life is not a single input parameter but a function of various behavioural assumptions.
3	Expected volatility is estimated by considering historic average HSBC share price volatility and implied volatility for traded options over HSBC shares of similar maturity to those of the employee options.

Expected dividend growth, denominated in US dollars, was determined to be 9 per cent for the first year and 8 per cent thereafter, consistent with consensus analyst forecasts.

Discretionary share incentive plans

The exercise period of the options awarded under discretionary share incentive plans may be advanced to an earlier date in certain circumstances, for example on retirement and may be extended in certain circumstances, for example on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.

HSBC Holdings Executive Share Option Scheme
HSBC Holdings ordinary shares of US$0.50
					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (£)	from	until	2006	period	[1]	period	2006

1 Apr 1996	3.3334	1 Apr 1999	1 Apr 2006	208,269	182,769		25,500	–
24 Mar 1997	5.0160	24 Mar 2000	24 Mar 2007	572,819	154,704		9,000	409,115
12 Aug 1997	7.7984	12 Aug 2000	12 Aug 2007	14,625	–		–	14,625
16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	1,063,611	233,667		9,000	820,944
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	17,004,786	2,943,342		54	14,061,390
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	117,908	–		–	117,908
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–		–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	13,268,990	2,240,197		42,207	10,986,586

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.50.

The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

HSBC Holdings Group Share Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (£)	from	until	2006	period	[1]	period	2006

4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	371,885	10,682		1,588	359,615
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	39,241,828	5,325,201		361,028	33,555,599
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	262,955	38,200		–	224,755
7 May 2002	8.4050	7 May 2005	7 May 2012	44,268,052	6,336,480		443,605	37,487,967
30 Aug 2002	7.4550	30 Aug 2005	30 Aug 2012	410,625	13,225		–	397,400
2 May 2003	6.9100	2 May 2006	2 May 2013	52,831,030	9,470,845		694,905	42,665,280
29 Aug 2003	8.1300	29 Aug 2006	29 Aug 2013	555,080	–		6,000	549,080
3 Nov 2003	9.1350	3 Nov 2006	3 Nov 2013	4,069,800	–		–	4,069,800
30 Apr 2004	8.2830	30 Apr 2007	30 Apr 2014	60,216,608	54,700		835,788	59,326,120
27 Aug 2004	8.6500	27 Aug 2007	27 Aug 2014	337,760	–		3,790	333,970
20 Apr 2005	8.3620	20 Apr 2008	20 Apr 2015	7,416,895	–		56,100	7,360,795

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.59.

The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options	Options
				Options at	awarded	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during	30 June
award	price (£)	from	until	2006	period	period	period	2006

21 Jun 2005	8.794	21 Jun 2008	21 Jun 2009	552,526	–	–	–	552,526
30 Sep 2005	9.170	30 Sep 2008	30 Sep 2015	74,985	–	–	–	74,985

HSBC France and subsidiary company plans

When it was acquired in 2000, HSBC France and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under any of these subsidiary company plans. The following are details of options to acquire shares in HSBC France and its subsidiaries.

HSBC France
shares of €5

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (€)	from	until	2006	period	[1]	period	2006	[1]

9 May 1996	35.52	9 May 1998	9 May 2006	44,500	44,500		–	–
7 May 1997	37.05	7 Jun 2000	7 May 2007	162,000	40,500		–	121,500
29 Apr 1998	73.50	7 Jun 2000	29 Apr 2008	285,244	44,165		–	241,079
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	475,502	26,750		–	448,752
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	765,750	41,500		–	724,250

1	Following exercise of the options, the HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share). At 30 June 2006, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 18,536,428 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.

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HSBC Private Bank France
shares of €2

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (€)	from	until	2006	period	period	2006	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	91,150	18,000	–	73,150
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	82,160	8,000	–	74,160
15 May 2001	20.80	15 May 2002	15 May 2011	229,275	50,625	–	178,650
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	195,075	11,250	–	183,825

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 30 June 2006, The CCF Employee Benefit Trust 2001 held 1,301,578 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

HSBC Finance and subsidiary company plans

Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.

All outstanding options and other equity-based awards over HSBC Finance common shares granted before 14 November 2002, being the date the transaction was announced, vested on completion of the acquisition. Options and equity-based awards granted on or after 14 November 2002 will be exercisable on their original terms, save that they have been adjusted to reflect the exchange ratio.

At 30 June 2006, the HSBC (Household) Employee Benefit Trust 2003 held 11,411,643 HSBC Holdings ordinary shares and 198,829 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

HSBC Finance
1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

						Options		Options
					Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable		Exercisable	1 January	during		during	30 June
award	price (US$)	from		until	2006	period	[1]	period	2006

11 Nov 1996	11.43	11 Nov 1997		11 Nov 2006	607,225	531,013		–	76,212
14 May 1997	11.29	14 May 1998		14 May 2007	180,567	–		20,063	160,504
10 Nov 1997	14.60	10 Nov 1998		10 Nov 2007	3,388,670	1,740,025		26,751	1,621,894
15 Jun 1998	17.08	15 Jun 1999		15 Jun 2008	802,500	–		–	802,500
1 Jul 1998	19.21	1 Jul 1999		1 Jul 2008	80,250	–		–	80,250
9 Nov 1998	13.71	9 Nov 1999		9 Nov 2008	4,543,154	2,108,100		21,400	2,413,654
17 May 1999	16.99	17 May 2000		17 May 2009	334,375	–		–	334,375
3 Jun 1999	16.32	3 Jun 2000		3 Jun 2009	200,625	–		–	200,625
31 Aug 1999	13.96	31 Aug 2000		31 Aug 2009	345,077	8,026		5,350	331,701
8 Nov 1999	16.96	8 Nov 2000		8 Nov 2009	4,869,841	66,876		–	4,802,965
30 Jun 2000	15.70	30 Jun 2001		30 Jun 2010	26,846	–		–	26,846
8 Feb 2000	13.26	8 Feb 2001		8 Feb 2010	66,875	–		–	66,875
13 Nov 2000	18.40	13 Nov 2001		13 Nov 2010	6,379,208	–		–	6,379,208
12 Nov 2001	21.37	12 Nov 2002		12 Nov 2011	7,571,322	–		–	7,571,322
20 Nov 2002	10.66	20 Nov 2003	[2]	20 Nov 2012	6,357,805	2,983,540		–	3,374,265

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.71.
2	25 per cent of the original award is exercisable on each of the first, second, third and fourth anniversaries of the date of award. The exercise period may be advanced to an earlier date in certain circumstances, e.g. retirement.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

HSBC Finance
1996 Long-Term Executive Incentive Compensation Plan[1]
HSBC Holdings ordinary shares of US$0.50

					Rights		Rights
				Rights at	vested		lapsed	Rights at
Date of	Vesting	Vesting		1 January	during		during	30 June
award	from[2]	until	[2]	2006	period	[3]	period	2006

15 Nov 2002	15 Nov 2005	15 Nov 2007		4,817	–		–	4,817
20 Nov 2002	20 Nov 2005	20 Nov 2007		1,132,606	15,391		9,107	1,108,108
2 Dec 2002	2 Dec 2005	2 Dec 2007		7,137	–		–	7,137
16 Dec 2002	16 Dec 2005	16 Dec 2007		23,902	–		–	23,902
20 Dec 2002	20 Dec 2005	20 Dec 2007		91,853	–		3,567	88,286
2 Jan 2003	2 Jan 2006	2 Jan 2008		1,338	445		–	893
15 Jan 2003	15 Jan 2006	15 Jan 2008		31,432	10,473		–	20,959
3 Feb 2003	3 Feb 2006	3 Feb 2008		9,501	3,157		–	6,344
14 Feb 2003	14 Feb 2006	14 Feb 2008		147,393	49,128		–	98,265
3 Mar 2003	3 Mar 2006	3 Mar 2008		1,338	445		–	893

1	Awards of Restricted Stock Rights which represent a right to receive shares for nil consideration if the employee remains in the employment of HSBC Finance at the date of vesting.
2	Restricted Stock Rights vest one-third on each of the third, fourth and fifth anniversaries of the date of award. Vesting may be advanced to an earlier date in certain circumstances, e.g. retirement.
3	The weighted average closing price of the shares immediately before the dates on which rights vested was £9.69.

Beneficial Corporation
1990 Non-Qualified Stock Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (US$)	from	until	2006	period	[1]	period	2006

20 Nov 1996	7.86	20 Nov 1997	20 Nov 2006	244,175	160,091		–	84,084
14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–		–	131,248
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	383,946	64,721		–	319,225
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	49,218	–		–	49,218

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.76.

Beneficial Corporation
BenShares Equity Participation Plan
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (US$)	from	until	2006	period	[1]	period	2006

31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	36,391	4,105		821	31,465
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	48,719	6,565		–	42,154

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.70.

Renaissance Holdings, Inc.
Amended and Restated 1997 Stock Incentive Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2006	period	period	2006

31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	1,325	–	–	1,325
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	1,424	–	–	1,424
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	803	–	–	803
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–	–	5,024

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Bank of Bermuda plans

Following the acquisition of Bank of Bermuda Limited (‘Bank of Bermuda’) in 2004, all outstanding options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.

All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. At 30 June 2006, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,478,806 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

Bank of Bermuda
Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (US$)	from	until	2006	period	[1]	period	2006

1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–		–	67,813
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	11,684	–		–	11,684
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	9,331	–		–	9,331
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	57,136	15,411		–	41,725
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–		–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	46,239	18,495		–	27,744
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	–		–	161,829

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.60.

Bank of Bermuda
Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (US$)	from	until	2006	period	[1]	period	2006

11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	134,857	–		–	134,857
6 Feb 2001	16.41	6 Feb 2002	6 Feb 2011	799,334	86,659		26,381	686,294
29 Mar 2001	15.39	29 Mar 2002	29 Mar 2011	270	–		–	270
16 Apr 2001	15.57	16 Apr 2002	16 Apr 2011	539	–		–	539
6 Jun 2001	18.35	6 Jun 2002	6 Jun 2011	8,091	–		–	8,091
16 Jul 2001	16.87	16 Jul 2002	16 Jul 2011	158,485	81,438		62,117	14,930
28 Aug 2001	15.39	28 Aug 2002	28 Aug 2011	13,486	–		–	13,486
26 Sep 2001	12.79	26 Sep 2002	26 Sep 2011	448,945	6,655		–	442,290
30 Jan 2002	15.60	30 Jan 2003	30 Jan 2012	1,226	–		–	1,226
5 Feb 2002	16.09	5 Feb 2003	5 Feb 2012	1,051,814	93,632		13,126	945,056
5 Feb 2002	16.41	5 Feb 2003	5 Feb 2012	1,383	–		–	1,383
10 Jul 2002	15.84	10 Jul 2003	10 Jul 2012	12,260	–		–	12,260
4 Feb 2003	10.69	4 Feb 2004	4 Feb 2013	199,345	15,086		–	184,259
21 Apr 2003	11.85	21 Apr 2004	21 Apr 2013	48,853	–		–	48,853

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.64.

Bank of Bermuda
Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2006	period	period	2006

22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	7,706	–	4,624	3,082
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	9,440	–	5,394	4,046
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	15,508	–	2,697	12,811
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	29,424	–	4,904	24,520
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	9,808	–	4,904	4,904

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

3	Notifiable interests in share capital

According to the register maintained by HSBC Holdings under section 211 of the Companies Act 1985:

•	Legal and General Investment Management Limited gave notice on 11 June 2002 that it had an interest on 10 June 2002 in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date;

•	Barclays PLC gave notice on 26 May 2006 that it had an interest on 25 May 2006 in 403,450,986 HSBC Holdings ordinary shares, representing 3.52 per cent of the ordinary shares in issue at that date; and

•	Credit Suisse Securities (Europe) Limited gave notice on 31 May 2006 that it and other Credit Suisse group companies had an interest on 31 May 2006 in 389,899,067 HSBC Holdings ordinary shares, representing 3.40 per cent of the ordinary shares in issue at that date.

There are no notifiable interests in the equity share capital recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

4	Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months ended 30 June 2006.

5	Second interim dividend for 2006

The Directors have declared a second interim dividend for 2006 of US$0.15 per ordinary share. The second interim dividend will be payable on 4 October 2006 to holders of ordinary shares on the Register at the close of business on 18 August 2006. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 25 September 2006, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 30 August 2006, and elections must be received by 20 September 2006.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 4 October 2006 to the holders of record on 18 August 2006. The dividend will be payable in cash in euros at the exchange rate on 25 September 2006, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 17 August and 23 August 2006.

The dividend will be payable on American Depositary Shares (‘ADSs’), each of which represents five ordinary shares, on 4 October 2006 to holders of record on 18 August 2006. The dividend of US$0.75 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 25 August 2006. Elections must be received by the depositary on or before 15 September 2006. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 16 August 2006 and in Paris on 21 August 2006. The ADSs will be quoted ex-dividend in New York on 16 August 2006.

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 18 August 2006. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 17 August 2006 in order to receive the second interim dividend for 2006, which will be payable on 4 October 2006. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 18 August 2006 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 18 August 2006 in order to receive the dividend.

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Transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 18 August 2006 in order to receive the dividend.

6	Proposed third interim dividend for 2006

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the third interim dividend for 2006 will be US$0.15 per ordinary share. The proposed timetable for the third interim dividend payable on the ordinary shares for 2006 is:

Announcement	6 November 2006
American Depositary Shares quoted ex-dividend in New York	21 November 2006
Shares quoted ex-dividend in London, Hong Kong and Bermuda	22 November 2006
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	24 November 2006
Shares quoted ex-dividend in Paris	27 November 2006
Payment date	18 January 2007

7	Final results and fourth interim dividend for 2006

The results for the year to 31 December 2006 will be announced on Monday 5 March 2007. It is intended that any fourth interim dividend for 2006 that is announced on that date would be payable on 10 May 2007 to shareholders on the Register on 23 March 2007. HSBC Holdings ordinary shares would be quoted ex-dividend in London, Hong Kong and Bermuda on 21 March 2007 and in Paris on 26 March 2007. The American Depositary Shares would be quoted ex-dividend in New York on 21 March 2007.

8	Corporate governance

HSBC is committed to high standards of corporate governance.

HSBC Holdings has complied with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council (‘the Combined Code’) throughout the six months to 30 June 2006 save that the Group Chairman did not on appointment meet the Combined Code’s independence criteria. On 26 May 2006 S K Green, who had previously served as Group Chief Executive, became Group Chairman. In accordance with the provisions of the Combined Code in the circumstance where a Chief Executive becomes Chairman, the Board consulted major shareholders in advance of the appointment. Sir Brian Moffat, the senior independent non-executive Director and the Chairman of the Nomination Committee, wrote to all shareholders to explain the Board’s decision and the reasons for the appointment. These are also described on pages 200 and 201 of the Annual Report and Accounts 2005.

HSBC Holdings has complied with all applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months to 30 June 2006.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2005 in respect of the number and remuneration of employees, remuneration policies and share option plans.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

9	Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the sharedealing service HSBC InvestDirect is available for buying and selling HSBC Holdings ordinary shares. Details are available from:

HSBC InvestDirect Exchange Place Poseidon Way Leamington Spa Warwickshire CV34 6BY UK

Telephone: 08456 002 469 Web: www.investdirect.hsbc.co.uk

10	Stock symbols

HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

11	Copies of the Interim Report 2006

Further copies of the Interim Report 2006 may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; or from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from Employee Communications, HSBC-North America, 2700 Sanders Road, Prospect Heights, Illinois 60070, USA; or from the HSBC website, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com/ecomms. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

Principal Register	Hong Kong Overseas Branch	Bermuda Overseas Branch
	Register	Register

Computershare Investor Services PLC	Computershare Hong Kong Investor Services Limited	Corporate Shareholder Services
PO Box 1064	Hopewell Centre, 46th Floor	The Bank of Bermuda Limited
The Pavilions	183 Queen’s Road East	6 Front Street
Bridgwater Road	Wan Chai	Hamilton HM11
Bristol BS99 3FA	Hong Kong	Bermuda
United Kingdom

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H S B C  H O L D I N G S  P L C

Glossary of Terms

Terms used	Brief description

The Act	Companies Act 1985 (UK)
ADS	American Depositary Share
AIEA	Average interest-earning assets
ALCO	Asset and Liability Committee
ARMs	Adjustable rate mortgages
ATM	Automatic teller machine
Banca Nazionale	Banca Nazionale del Lavoro S.A., the Argentine operations of Banca Nazionale del Lavoro SpA acquired in
April 2006
Bank of Bermuda	The Bank of Bermuda Limited
Bank of Communications	Bank of Communications Limited, mainland China’s fifth largest bank, owned 19.9 per cent by HSBC
Basel Committee	Basel Committee on Banking Supervision
Basel I	The 1988 Basel Capital Accord
Basel II	Final Accord of the Basel Committee on proposals for a new capital adequacy framework
BRIC	Brazil, Russia, India and China
CPI	Consumer Price Index
CRD	EU Capital Requirements Directive
Cyprus Popular Bank	The Cyprus Popular Bank Limited
Doha	The November 2001 declaration of the Fourth WTO Ministerial
Conference in Doha
DPF	Discretionary participation features
ECB	European Central Bank
EU	European Union
FSA	Financial Services Authority (UK)
FTSE 100	The Financial Times-Stock Exchange 100 Index
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GHOS	Hong Kong Government Home Ownership Scheme
Global Markets	HSBC’s treasury and capital markets services in Corporate, Investment
Banking and Markets
Group	HSBC Holdings together with its subsidiary undertakings
Hang Seng Bank	Hang Seng Bank Limited, the largest locally incorporated bank in Hong
Kong in terms of market capitalisation
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of
China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Finance	HSBC Finance Corporation, formerly Household International, Inc
HSBC France	HSBC’s French banking subsidiary (formerly CCF S.A.)
HSBC Holdings	HSBC Holdings plc
HSBC Premier	HSBC’s premium global banking service
HSBC Seguros	HSBC Seguros de Automoveis e Bens Limitada, a Brazilian non-life insurer sold in the second half of 2005
IAS	International Accounting Standard
IASB	International Accounting Standards Board
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland
China of which Hang Seng Bank acquired 15.98 per cent in 2004
IFRIC	International Financial Reporting Interpretations Committee
IFRSs	International Financial Reporting Standards
IMF	International Monetary Fund
IPO	Initial public offering
IVAs	Individual voluntary arrangements
Mainland China	The People’s Republic of China excluding Hong Kong
Metris	Metris Companies Inc., US credit card issuer acquired in December 2005

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H S B C  H O L D I N G S  P L C

Glossary of Terms (continued)

Terms used	Brief description

MSCI World	Morgan Stanley Capital International World Index
Ping An Insurance	Ping An Insurance (Group) Company of China, Limited, the second-largest life insurance company in mainland China, in which HSBC holds a 19.9 per cent stake
PS05/5	FSA policy statement ‘Implications of a changing accounting framework’, issued in April 2005
SEC	US Securities and Exchange Commission
SMEs	Small and medium-sized enterprises
TSR	Total shareholder return
UK	United Kingdom
US	United States of America
US GAAP	US Generally Accepted Accounting Principles
VAR	Value at risk
WTAS	Wealth and Tax Advisory Services
WTO	World Trade Organisation

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H S B C  H O L D I N G S  P L C

Index

Accounting policies 87, 124	Derivatives
Assets	by product contract type 130
by customer group 29	cash flow hedges 132
by geographical region 38	fair value hedges 132
deployment 26	hedges of net investments in foreign
financial assets designated at fair value 128	operations 132
maturity analysis 135	hedging instruments 131
trading 127	trading instruments 131
Auditor’s review report 149	Directors
Balance sheet (consolidated) 120, 147	biographies 8
Basis of preparation of accounts 38, 123	interests 150
Capital	Distribution of results 3
effect of IFRSs 115	Dividends 124, 160, 161
future developments 115	Earned insurance premiums (net) 19
management 116	Earnings per share 125
measurement and allocation 115	Economic background
structure 117	Europe 40
Tier 1, source and application of 117	Hong Kong 50
Cash flow	Rest of Asia-Pacific 58
consolidated statement 122	North America 67
notes 143	South America 78
Cautionary statement – Inside Front Cover	Economic profit 27
Changes in presentation of 2005 interim	Equity 137
comparatives 145	Europe
Changes in presentation of segmental analysis by	economic background 40
customer group 85	profit before tax 39
Commercial Banking	profit before tax by customer group 46
business highlights 33	Fair value and price verification control 108
performance in Europe 43	Fee income (net) 15
performance in Hong Kong 51	Financial assets
performance in Rest of Asia-Pacific 61	designated at fair value 128
performance in North America 71	net total credit risk 105
performance in South America 80	Financial highlights 1
Comparison of financial information 3	Financial investments 18, 132
Concentrations of exposure 87	Financial liabilities designated at fair value 135
Constant currency 2	Funds under management 27
Contents – Inside front cover	Future accounting developments 87
Contingent liabilities and contractual	Gains less losses from financial investments 18
commitments 144	Geographical regions 3, 38
Copies of the Interim Report 2006 162	Group Chairman’s Comment 4
Corporate governance 161	Group Managing Directors 10
Corporate, Investment Banking and Markets	Hong Kong
business highlights 34	economic background 50
performance in Europe 44	profit before tax 49
performance in Hong Kong 52	profit before tax by customer group 54
performance in Rest of Asia-Pacific 61	IFRS effect on capital adequacy 115
performance in North America 72	Impairment allowances 97
performance in South America 80	Income from financial instruments designated at
Credit risk management 87	fair value (net) 17
Customer groups 3, 29	Income statement (consolidated) 119
Daily distribution of trading revenues 108	Insurance claims incurred and movement in
Dealings in HSBC Holdings shares 160	policyholders’ liabilities (net) 21
Defined terms – Inside front cover	Insurance operations, risk management of 113

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H S B C   H O L D I N G S   P L C

Index (continued)

Insurance risk 114	Profit before tax 12
Interest income (net) 13	adjustments at 30 June 2005 86, 145
projected interest income sensitivity 111	by country 39, 49, 57, 66, 77
Interim Report 2006 145	by customer group 29
Liabilities	by geographical region 38, 40, 49, 58,
financial liabilities designated at fair value 135	67, 78, 144
maturity analysis 135	consolidated 119
Liquidity and funding management 106	summary 12
Litigation 144	Ratios
Loans and advances	capital 2, 117
by credit quality 95	cost efficiency 25
by geographic region 90, 94	credit coverage 2
by industry sector 88, 90	efficiency and revenue mix 2
group advances to personal customers 100	financial 2
impaired 95, 103	net liquid assets to customer liabilities 106
past due but not impaired 95	performance 2
within Rest of Asia-Pacific and	Regulation and supervision
South America 93	future developments 115
Loan impairment charges and other credit risk	Reputational risk management 113
provisions 22	Rest of Asia-Pacific
Market risk management 106	economic background 58
Non-trading portfolios 110	profit before tax 57
Non-traditional lending 102	profit before tax by customer group 63
North America	Restructuring of loans 102
economic background 67	Risk elements, analysis of 104
profit before tax 66	Risk elements in the loan portfolio 102
profit before tax by customer group 74	Risk management
Notifiable interests in share capital 160	credit 87
Operating expenses 23	insurance 113
Operating income	liquidity and funding 106
net 144	market 106
other 20	operational 113
Operational risk management 113	reputational 113
‘Other’ customer group	Risk-weighted assets by principal
Europe 45	subsidiary 118
Hong Kong 53	Segment analysis 144
North America 73	Sensitivity
notes 37	projected net interest income 111
Rest of Asia-Pacific 62	reported revenues to interest rate
South America 81	movements 112
Personal Financial Services	Share capital
business highlights 32	notifiable interests 160
performance in Europe 41	Share dealing service 162
performance in Hong Kong 50	Share of profits in associates and joint ventures 25
performance in Rest of Asia-Pacific 59	Share option plans
performance in North America 68	all-employee share plans 153
performance in South America 79	Bank of Bermuda plans 159
Post-employment benefits 125	discretionary share incentive plans 155
Potential problem loans 103	HSBC Finance and subsidiary company
Private Banking	plans 157
business highlights 36	HSBC France and subsidiaries company
performance in Europe 44	plans 156
performance in Hong Kong 52	South America
performance in Rest of Asia-Pacific 62	economic background 78
performance in North America 73	profit before tax 77
performance in South America 81	profit before tax by customer group 82

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Staff numbers 24
Statement of recognised income and expense (consolidated) 121
Stock symbols 162
Structural foreign exchange exposures 113
Tax expense 126
Telephone and on-line share dealing service 162
Total shareholder return 1
Trading
assets and financial investments 26, 127
market risk 108
Trading income (net) 16
Troubled debt restructurings 103
Value at risk 106

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This document comprises the Interim Report 2006 to shareholders and information contained herein is being filed on Form 6-K with the US Securities and Exchange Commission (‘SEC’), for HSBC Holdings plc and its subsidiary and associated undertakings.

HSBC HOLDINGS PLC
Incorporated in England with limited liability. Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

© Copyright HSBC Holdings plc 2006
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.

Published by Group Finance, HSBC Holdings plc, London

Designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by D&F Print Services, Inc., Glendale Heights, Illinois, USA, on Utopia One X Silk paper using vegetable oil-based inks. Made in the United States, the paper comprises 90% virgin fibre and 10% post-consumer waste. Pulps used are elemental chlorine-free.

The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ P A STAFFORD

Name:	P A Stafford
Title:	Assistant Group Secretary
Date: 4 August 2006